As confidentially submitted to the Securities and Exchange Commission on March 27, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Mountain&Sea Health Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7th Floor, Wenxin Library Building, No. 413 Gudun Road, Xihu District

Hangzhou City, Zhejiang Province, China 310012

+86 0571 86793702

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

David J. Levine, Esq. Vivien Bai, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 +1 212 407-4000	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260 Vienna, VA 22182 +1 703 919-7285

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated           , 2024

Class A Ordinary Shares

Mountain&Sea Health Inc.

This is the initial public offering of Class A Ordinary Shares, by Mountain&Sea Health Inc. We are offering Class A Ordinary Shares, par value $           per share.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We anticipate the initial public offering price of our Class A Ordinary Shares will be between $            and $            . We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[_____]”.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

We are a “controlled company” within the meaning of Nasdaq corporate governance rules because our director and Chief Executive Officer, Mr. Xiong Xiong, holds a majority of the aggregate voting power of our Company. See “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.”

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of Class A Ordinary Shares and Class B Ordinary Shares. Our director and Chief Executive Officer, Mr. Xiong Xiong, beneficially owns all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately            % of our total issued and outstanding share capital immediately after the completion of this offering and approximately             % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriter does not exercise their option to purchase additional Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time into Class A Ordinary Shares on a one-for-one basis by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any Class B Ordinary Shares to any person other than an affiliate of such person or a beneficial owner of Class B Ordinary Shares, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 17.

Investors are cautioned that we are not a PRC operating company but a Cayman Islands holding company with operations conducted by our PRC Subsidiaries in China, and that you are purchasing shares of Mountain&Sea Health Inc., a Cayman Islands holding company, in this initial public offering instead of purchasing equity securities of our PRC Subsidiaries that have business operations in China and you may never hold any equity interests in our PRC Subsidiaries in China. We control and receive the economic benefits of our PRC Subsidiaries’ business operation, if any, through equity ownership. We do not have, nor had we ever, have a variable interest entity (“VIE”) structure. Our corporate structure, i.e., a Cayman Islands holding company with operations conducted by our PRC Subsidiaries, involves unique risks to investors. The PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including a significant decline in the value of such securities or such securities becoming worthless.

There are legal and operational risks associated with having operating structure as a Cayman Islands holding company with substantially all of operations conducted by our PRC Subsidiaries in China, including changes in the legal, political and economic policies of the PRC government, the relations between China and the United States, or Chinese or United States regulations. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations in accordance with laws and regulations. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless. For a description of our corporate structure as well as related risks, see “Corporate History and Structure” beginning on page 63, “Risk Factors — Chinese government may intervene or influence our operations in accordance with laws and regulations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares” beginning on page 33, and “Risk Factors — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” beginning on page 34.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) with five interpretive guidelines (together with the New Overseas Listing Rules, collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report of such filed underwriters to the CSRC within the required timeline. Based on the advice of our PRC counsel, Beijing Yongxing Law Firm, as our PRC Subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2023 and 2022, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering and we are subject to the filing requirements for this offering under the Trial Measures, and this offering and our listing on Nasdaq are therefore contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. As of the date of this prospectus, we intend to submit the CSRC filing within three business days after our first confidential submission of this registration statement to the SEC for this offering and will complete the filing with the CSRC in compliance with the New Oversea Listing Rules prior to our listing on Nasdaq. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. See “Risks Related to Doing Business in China —Any failure to timely file with the China Securities Regulatory Commission, or the CSRC for this offering, or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future, could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” beginning on page 35 for a description of the New Overseas Listing Rules and how they may impact our company and this offering.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, and was amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Audit Alliance LLP is headquartered in Singapore, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021, determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of our Class A Ordinary Shares to significantly decline or be worthless” beginning on page 46 of this prospectus.

As of the date of this prospectus, our Cayman Islands holding company, or MS Health, has not declared or paid dividends, made distributions, or transferred assets to its subsidiaries in the past, nor have any dividends, distributions or asset transfers been made by any our PRC Subsidiaries to MS Health BVI, MS Health HK or the Cayman Islands holding company. Our Board has complete discretion on whether to distribute dividends, subject to applicable laws. See “Prospectus Summary – Cash Transfers and Dividend Distributions” beginning on page 11 of this prospectus.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries for our cash and financing requirements and we expect that our distribution of earnings or settlement of amounts owed will be done through our PRC Subsidiaries. If any of our PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. For a description of factors that may affect the ability of our PRC Subsidiaries to transfer cash or assets to us, see “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” beginning on page 38 of this prospectus. See also “Risk Factors — Risks Related to Doing Business in the PRC — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 40 of this prospectus. As of the date of this prospectus, we have not maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE $           PER CLASS A ORDINARY SHARE

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds, before Expenses(3)
Per Share	$	$	$
Total	$	$	$

(1)	Initial public offering price per Class A Ordinary Share is assumed as $[______] per share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” in this prospectus.

(2)	We have agreed to pay US Tiger Securities, Inc., the representative of the underwriters (the “Representative”), a discount equal to 7% of the public offering price in this offering. We have also agreed to pay the Representative a non-accountable expense allowance equal to 1% of the actual amount of the offering. In addition, we will issue to the Representative warrants to purchase in the aggregate the number of Class A Ordinary Shares equal to 4% of the total number of Class A Ordinary Shares sold in this offering. The registration statement of which this prospectus forms a part also registers the issuance of the Class A Ordinary Shares issuable upon exercise of the representative’s warrants. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

(3)	We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $ , exclusive of the above commissions. In addition, we will pay additional items of value in connection of this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

The underwriter expects to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about           , 2024.

US Tiger Securities, Inc.

The date of this prospectus is            , 2024

This prospectus contains certain estimates and information concerning our industry and market, including general market information, market size, and growth rates of the markets in which we participate. This information was obtained from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our PRC Subsidiaries have proprietary rights to trademarks used in this prospectus that are important to their business, many of which are registered under applicable intellectual property laws. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that our PRC Subsidiaries will not assert, to the fullest extent under applicable law, their rights to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.

Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of the prospectus outside the United States.

Until             , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Class A Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the Class A Ordinary Shares. This prospectus contains information from a report that was commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position.

Overview

We are a Cayman Islands exempted company incorporated on September 27, 2022 and conduct our business in China through our PRC Subsidiaries. Our core business involves providing health solutions to the middle-aged and elderly populations, encompassing various health management services, health products, accommodation services and health camps in China. Our inception was driven by the vision to deliver holistic health solutions specifically for the middle-aged and elderly populations. We strategically operate in several major cities, including Shanghai, Hangzhou, Jiaxing, Anji, Weihai, Huangshan and Liyang, where we offer diverse services and products designed to meet the needs and expectations of our customers. Our evolution reflects our deep understanding of the elderly care and wellness industry, coupled with a responsive approach to the dynamic health requirements of modern society.

Central to our business is our comprehensive health management model. This model integrates various health services and products, catering to the full spectrum of health and wellness needs. It encompasses key aspects ranging from preventative health measures and routine wellness checks to mental health support, lifestyle management, wellness tourism and a variety of daily health products. We believe our model excels in delivering an integrated health experience, where each service and product complements one another, ensuring a holistic approach to enhancing our customers’ well-being.

Our goal is to assist customers in maintaining good physical and mental well-being. We design, source, integrate, manage, and provide a series of products and services through managed campaigns and activities, user-friendly online applications and convenient offline customer touchpoints. Our business is categorized into five main sections:

Health Management Services. This is a key part of our business, providing health assessments and ongoing health monitoring through a team of well-trained in-house health consultants who work closely with customers and a team of external health consultants from professional health care institutions. While some of these services are typically free for our customers, others may be referred to third-party institutions for professional consultation and treatment. The health management services acts as a nexus for other business lines.

Selected Products. We offer a curated selection of health and wellness products including selected agriculture products and health dietary supplements, as well as a selection of quality daily groceries, through a user-friendly online platform. These products are carefully sourced and selected, especially for elderly customers.

Health Foods. We focus on offering dietary and supplementary food products designed to meet the specific nutritional needs of the middle-aged and elderly. These products are manufactured and supplied by key partners and are available in various offline sales scenarios.

Accommodation Services. We collaborate with hotels of different grades and styles to provide comfortable and health-focused accommodations. These hotels and vacation resorts, strategically located in selected tourist locations and wellness sites, are available for booking through our internal online booking system.

Health Camps. Together with our travel agency partners, we create travel experiences that are not just leisurely but also contribute to health and well-being. Our health camps offer a complete experience, including comfortable accommodations, healthy meals, beautiful scenery, interesting activities, and convenient transportation. These camps aim to help customers maintain a healthy lifestyle and reduce physical and mental stress.

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We have operated an online marketplace which is developed and maintained by a third-party technology supplier. It features a user-friendly interface for middle-aged and elderly customers. The online marketplace is accessible to our customers through a WeChat mini-program, namely Le Yang Yun (乐养云). Through this platform, our customers can create membership accounts, place orders for selected products, or book hotel rooms.

Our strategic alliances with various hotels of different grades, travel agencies, reputable health product suppliers and external health consultants are vital to our business model. These partnerships allow us to offer quality services suitable for our customers, ensuring that every aspect of their health journey is catered to with excellence and care. We leverage resources from our affiliated entity, Shanghai Mountain&Sea Investment Group Co., Ltd., a related party controlled by our director and Chief Executive Officer, Xiong Xiong, as well as its affiliates, and manage a stringent process to select appropriate service and product suppliers.

Our primary customers are individuals aged between 50 and 75, a demographic group that values quality of life and wellness. Our membership model, built with a profound understanding of these customers’ preferences, offers a blend of exclusivity and personalized service. Members enjoy various benefits, including customized health plans, priority access to services, and a loyalty rewards program.

The rapidly aging population in China presents a unique opportunity for us. We believe we are strategically positioned to address the growing demand for specialized health services tailored for the middle-aged and elderly. Our business model, products, services, and strategies align with China’s national focus on improving the quality of life for the aging population. Additionally, the COVID-19 pandemic has intensified health management concerns, particularly among middle-aged and elderly populations who have been more impacted by the epidemic. Their growing demand for comprehensive health management is expected to drive the growth in our business.

Our capabilities span from careful customer operation and robust supply chain management to expert customer service and comprehensive health management solutions. Our ability to integrate various health services under one umbrella and our commitment to quality and customer satisfaction are key drivers of the effective operation of our business.

In financial terms, we have shown resilience and stability over the past two years. We generate revenue through five business categories: selected products, health camps, health management services, accommodation services, and health foods. For the twelve months ended June 30, 2022 and June 30, 2023, our total revenue was $7,073,559 and $7,553,043, respectively, with operating income of $1,487,329 and $1,601,684, respectively. Despite the impact of COVID-19 in the past two fiscal years, we believe our financial stability and upward trajectory reflect the effectiveness of our business strategies and the growing market demand for comprehensive health management services.

Our Competitive Strengths

Integration of Diverse Services and Products

We strive to establish a unique ability to stand out in the health management sector to blend varying services and products into a comprehensive health management solution. This integration goes beyond merely offering a variety of products and services, but rather is about creating a seamless connection between different services to deliver a complete health experience dedicated for the middle-aged and elderly populations. Our offerings include thorough health testing and ongoing monitoring, customized dietary plans, wellness-oriented travel, and comfortable accommodation services, all intricately linked to support the ongoing health needs of our clients. This level of integration showcases our deep understanding of the complex health needs of our customers, particularly the middle-aged and elderly, and our dedication to providing a solution that covers important aspects of their health and well-being. Unlike many competitors, our focus on the needs of the middle-aged and elderly customer group is a significant differentiator, showcasing our commitment to this demographic.

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Understanding of Middle-Aged and Elderly Customer Needs

A key aspect of our competitive advantage is our deep understanding of the needs and preferences of our primary focused customer group, middle-aged and the elderly. We recognize that the health concerns of the middle-aged and elderly are multifaceted, encompassing physical health, mental well-being, social engagement, and overall lifestyle enhancement. Our services are specifically tailored to address these varied needs, going beyond mere functionality to resonate on an emotional level with our customers. This deep comprehension of our customer requirements allow us to develop services that foster trust and loyalty, enhancing our customers’ quality of life and increasing the likelihood of their continued engagement with our offerings.

Customized Value-Added Services for Enhanced Customer Engagement

Our approach to customer engagement includes the development and integration of a range of value-added services, specifically designed to deepen the relationship between us and our customers. These services extend beyond basic health management, offering benefits and experiences that enhance the overall customer experience with us. Access to exclusive health seminars, personalized health consultations, and wellness events exclusive to our members are some examples of these offerings. These services not only increase the value we provide to our customers but also foster a sense of belonging and loyalty, positioning us as not just a service provider but as a key partner in their health management process.

Extensive Resources in Hotels and Health Products

Our strength is further enhanced by our extensive resources in various graded hotel partnerships and a broad range of health products. Collaborating with quality hotels ensures that our customers have access to accommodations that are not only comfortable but also conducive to promoting health and well-being such as enhancement of sleep management. Similarly, our line of health products is meticulously selected to meet industrial standards of quality and effectiveness, ensuring our customers have access to the best possible products to support their health objectives.

Experienced and Knowledgeable Management Team

The strategic direction and continued success of our company are driven by a management team comprising individuals with extensive knowledge and experience in various fields of health management. This team’s expertise and visionary leadership are instrumental in navigating the complex health market, fostering innovation, and ensuring that we remain at the forefront of the health management industry. Their guidance and insight are invaluable assets to our company, enabling us to continuously improve our services and maintain our position as a leader in the industry.

See the section entitled “Business” for more details on our strengths.

Our Growth Strategies

Expanding Market Reach

To extend our market reach, we plan to collaborate with external distributors. This move is designed to grow our distribution network, helping us reach new customers and areas. Leveraging the strengths of these distributors, we believe we can expand our operations and increase our presence in new markets.

Expanding Hotel and Travel Destination Network

We plan to significantly increase our network of hotels and travel destinations. This expansion will offer our customers more options for health-focused travel and accommodations. Partnering with additional hotels and travel agencies as well as exploring new wellness destinations should allow us to provide diverse and enriching health and travel experiences.

Growing Our Health Product Portfolio

We are working on enlarging our range of health products. This strategy includes adding more products and ensuring they align with current health and wellness trends. By regularly updating our product range, we can meet our customers’ evolving needs with the latest and most effective health solutions.

3

Expanding Health Consultant Team and Strengthening Customer Relationships

We are committed to growing our health consultant team, emphasizing personalized service that focuses on our customers. This growth is about more than just numbers; it’s about enhancing the team’s skills and knowledge. Our aim is to build deeper relationships with customers by understanding their specific health needs and preferences. This approach allows us to offer advice and solutions that are proactive and tailored to each customer. Expanding our team also means we can support more customers without compromising their satisfaction.

Broadening Customer Base to Include Younger Demographics

We are adapting to changes in health and wellness trends by expanding our focus to younger customers aged between 35-50, a group which we believe has established a certain economic level while suffering from suboptimal health. This strategy involves understanding the health goals and lifestyle choices of this younger audience and tailoring our services accordingly. By reaching out to a broader customer base, we aim to tap into new market segments, contributing to our long-term growth and sustainability in the health management sector.

Investing in Digital Management and E-commerce Systems

Recognizing the importance of technology, we plan to make significant investments in digital management and e-commerce systems. Since we currently outsource the technology development and maintenance to a third-party developer, this digital transformation is aimed at transferring the digital platform in-house and improving operational efficiency, enhancing customer service, and providing a smooth online shopping experience. Using digital tools and platforms, we believe we can streamline our processes, gain valuable customer insight, and offer more personalized services.

Pursuing Strategic Mergers and Acquisitions

We are actively exploring opportunities for mergers and acquisitions. This strategy is about finding partnerships and acquisitions that can complement and strengthen our existing services and market position. Through strategic mergers and acquisitions, we aim to accelerate our growth, broaden our services, and reinforce our position in the health management industry.

See the section entitled “Business” for more details on these strategies.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. The risks summarized below are qualified by reference to the section entitled “Risk Factors”, which you should carefully consider before deciding to purchase our Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition, or results of operations would likely be materially and adversely affected. In such cases, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks Related to Our Business and Industry

●	Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates;

●	Failure of our suppliers and business partners to maintain the quality and safety of our health food products could have a material and adverse effect on our reputation, financial condition and results of operations;

●	We rely on individual customers for a significant portion of our net revenues. A reduction in demand from these individual accounts could materially and adversely affect our business, financial condition, results of operations and prospects;

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●	We are heavily dependent on our major suppliers on the supply of certain health food products, the loss of which could adversely affect our business, financial condition and results of operations;

●	The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

●	A significant interruption in the operations of our health food suppliers and other business partners could potentially disrupt our operations;

●	Food safety and food-borne illness incidents or other safety concerns may materially adversely affect our health food business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our health food product offerings;

●	If our health management solutions do not drive users’ engagement or if we fail to provide superior user experience, our health management services business and reputation may be materially and adversely affected;

●	If we are unable to attract, train and retain key individuals and highly skilled employees in health management services industry, our business may be adversely affected;

Risks Related to Doing Business in the PRC

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the promulgation, interpretation and enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could adversely affect us and result in fewer legal protections available to you and us;

●	Chinese government may intervene or influence our operations in accordance with laws and regulation, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

●	Any failure to timely file with the China Securities Regulatory Commission, or the CSRC for this offering, or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future, could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless;

●	We are subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy and may be subject to enhanced cybersecurity review or other pre-approval requirement from the CAC to conduct our proposed listing. Any failure to comply with applicable laws and requirements could have a material and adverse effect on our business and this offering;

●	We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business;

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to provide capital support to our PRC Subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws;

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Risks Related to Our Class A Ordinary Shares and This Offering

●	Our Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of our Class A Ordinary Shares to significantly decline or be worthless;

●	There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all;

●	We do not intend to pay dividends for the foreseeable future;

●	The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors;

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial;

●	As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them;

●	You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts;

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse United States income tax consequences.

Corporate History and Structure

Mountain&Sea Health Inc. (“MS Health”) was incorporated on September 27, 2022 under the laws of the Cayman Islands as an exempted company with limited liability. MS Health’s registered office is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Structured as a holding company with no material operations, MS Health conducts its operations in China through its PRC Subsidiaries, primarily Zhejiang Xi’an Health and Hangzhou Xi’an.

We have started our business in the health food, hotel accommodation and health camp and health management business through Hangzhou Xi’an since 2015. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in September 2022 and completed it in March 2024.

MS Health BVI, incorporated on October 10, 2022 under the laws of BVI, is our wholly-owned subsidiary in BVI and a holding company with no business operations, which, in turn, wholly owns all of the equity interest of MS Health HK, a limited company incorporated on November 1, 2022 under the laws of Hong Kong.

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MS Health HK, as a wholly-owned subsidiary of MS Health BVI, is a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Zhejiang Xi’an Health. Zhejiang Xi’an wholly owns Hangzhou Xi’an.

Zhejiang Xi’an Health or WFOE, as a wholly foreign-owned enterprise in China, was incorporated by MS Health HK on March 4, 2024 under the laws of the PRC.

Hangzhou Xi’an was incorporated in Hangzhou, Zhejiang province under the PRC laws on July 1, 2015, currently with a registered capital of RMB 10.88 million. As of December 2023, Shanghai Mountain&Sea held an 85% equity interest in Hangzhou Xi’an, with Ms. Linman Xiong holding the remaining 15% equity interest.

In January 2024, a 5% equity interest of Hangzhou Xi’an was transferred by Shanghai Mountain&Sea to Von Krone Limited, a limited company incorporated in Hong Kong. Following the transfer, Shanghai Mountain&Sea held 80% of the equity interest in Hangzhou Xi’an, Ms. Linman Xiong held 15% of the equity interest in Hangzhou Xi’an, and Von Krone Limited held 5% of the equity interest in Hangzhou Xi’an.

In March 2024, Zhejiang Xi’an Health acquired all equity interests of Hangzhou Xi’an, with a consideration of RMB 23.60 million. As a result, Hangzhou Xi’an became a directly wholly-owned subsidiary of Zhejiang Xi’an Health.

Our PRC Subsidiaries

Our operations in China are primarily conducted by our PRC Subsidiaries. Below is a brief description of our PRC Subsidiaries:

Zhejiang Xi’an Health or WFOE is a wholly-owned subsidiary of MS Health HK, incorporated in Zhejiang province under PRC law on March 4, 2024. Zhejiang Xi’an Health currently has a registered capital of RMB 10 million, primarily engaged in health consultation services, excluding diagnostic and treatment services, remote health management, retail sale and wholesale of agricultural products.

Hangzhou Xi’an was incorporated in Hangzhou, Zhejiang province under PRC law on July 1, 2015, currently with a registered capital of RMB 10.88 million. As of January 2024, Hangzhou Xi’an was 80% controlled by Shanghai Mountain&Sea Investment Group Co., Ltd., or Shanghai Mountain&Sea, a related party controlled by our director and Chief Executive Officer, Mr. Xiong Xiong. Subsequently, all of the equity interest of Hangzhou Xi’an was transferred to Zhejiang Xi’an Health in March 2024, with a consideration of RMB 23.60 million. After such transfer, Hangzhou Xi’an became a wholly-owned subsidiary of Zhejiang Xi’an Health, primarily engaged in health food, hotel accommodation and health camps, and health management business.

Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention establishing any VIEs in the PRC in the future. As of the date of this prospectus, substantially all of our business is conducted by Hangzhou Xi’an.

MS Health was incorporated in the Cayman Islands under the laws of the Cayman Islands as an exempted company with limited liability. MS Health’s authorized share capital is $50,000 divided into 475,350,000 Class A Ordinary Shares with par value of $0.0001 each and 24,650,000 Class B Ordinary Shares with par value of $0.0001 each.

Corporate Information

Our principal executive offices are located at 7th Floor, Wenxin Library Building, No. 413 Gudun Road, Xihu District, Hangzhou City, Zhejiang Province, China 310012. Our telephone number at this address is +86 0571-86793702. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

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Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this prospectus:

Recent PRC Regulatory Developments

In recent years, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law (the “Opinions”). These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law of the PRC (the “Cybersecurity Law”) and the Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors — Risks Related to Doing Business in the PRC —Uncertainties with respect to the PRC legal system, including uncertainties regarding the promulgation, interpretation and enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could adversely affect us and result in fewer legal protections available to you and us” on page 33, and “Risk Factors — Risks Related to Doing Business in the PRC —We are subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy and may be subject to enhanced cybersecurity review or other pre-approval requirement from the CAC to conduct our proposed listing. Any failure to comply with applicable laws and requirements could have a material and adverse effect on our business and this offering” beginning on page 37, of this prospectus.

On December 28, 2021, the Cybersecurity Review Measures (2021 version), which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules, companies possessing personal information of more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. See “Risk Factors — Risks Related to Doing Business in the PRC —Uncertainties with respect to the PRC legal system, including uncertainties regarding the promulgation, interpretation and enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could adversely affect us and result in fewer legal protections available to you and us” on page 33, and “Risk Factors — Risks Related to Doing Business in the PRC —We are subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy and may be subject to enhanced cybersecurity review or other pre-approval requirement from the CAC to conduct our proposed listing. Any failure to comply with applicable laws and requirements could have a material and adverse effect on our business and this offering” beginning on page 37, of this prospectus.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of their underwriters with the CSRC under certain conditions and the submission of an annual report to of such filed underwriters the CSRC within the required timeline. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval, which was substituted by the filing requirements upon the effectiveness of the Trial Measures, for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the CSRC filing pursuant to the New Overseas Listing Rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

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Based on the advice of our PRC counsel, Beijing Yongxing Law Firm, as our PRC Subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2023 and 2022, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering and we are subject to the filing requirements under the Trial Measures, and this offering and our listing on Nasdaq are therefore contingent on our completion of the filing procedures with the CSRC prior to our listing on Nasdaq. As of the date of this prospectus, our PRC Subsidiaries are in the process of preparing for the CSRC filing and will complete the filing with the CSRC in compliance with the Trial Measures prior to our listing on Nasdaq. If a violation of the foregoing and related regulations occurs, the CSRC may order rectification, issue warnings, and impose a fine between RMB 1 million and RMB 10 million on our PRC Subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or such shares to become worthless. See “Risks Related to Doing Business in the PRC — Any failure to timely file with the China Securities Regulatory Commission, or the CSRC for this offering, or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future, could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless” beginning on page 35. As of the date of this prospectus, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or continue to list on a U.S. or other foreign exchange; however, (i) we are required to file with the CSRC before the completion of this offering and may be required to obtain approval from any other PRC governmental authorities; (ii) if we were required to file with the CSRC or obtain approval from other PRC governmental authorities in the future but were failed to file or denied permission from the PRC authorities to follow-up offering or transaction governed by the New Overseas Listing Rules and Overseas Listing Notice, our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, the interest of the investors may be materially adversely affected and our Class A Ordinary Shares may significantly decrease in value or become worthless; and (iii) there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange.

The New Overseas Listing Rules may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the New Overseas Listing Rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our operations and overseas listings, including this offering. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that the approval or permissions of the CSRC, the CAC or any other regulatory authority is required for our operations through our PRC Subsidiaries and this offering and we or our PRC Subsidiaries do not receive or maintain the approvals or permissions, or we or our PRC Subsidiaries inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we or our PRC Subsidiaries are required to obtain approvals or permissions in the future, we and our PRC Subsidiaries may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our PRC Subsidiaries’ relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from this offering into mainland China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in the PRC —Uncertainties with respect to the PRC legal system, including uncertainties regarding the promulgation, interpretation and enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could adversely affect us and result in fewer legal protections available to you and us” on page 33, “Risk Factors — Risks Related to Doing Business in the PRC —Chinese government may intervene or influence our operations in accordance with laws and regulations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our shares” on page 33, and “Risk Factors — Risks Related to Doing Business in the PRC—We are subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy and may be subject to enhanced cybersecurity review or other pre-approval requirement from the CAC to conduct our proposed listing. Any failure to comply with applicable laws and requirements could have a material and adverse effect on our business and this offering” beginning on page 37, of this prospectus.

Cash Transfers and Dividend Distributions

As of the date of this prospectus, our Cayman Islands holding company, or MS Health, has not declared or paid dividends, made distributions, or transferred assets to its subsidiaries in the past, nor have any dividends, distributions or asset transfers been made by any our PRC Subsidiaries to MS Health BVI, MS Health HK or the Cayman Islands holding company. For the years ended June 30, 2023 and 2022, there was no cash transfer among our Cayman Islands holding company, MS Health BVI, MS Health HK and our PRC Subsidiaries.

Our Board has complete discretion on whether to distribute dividends, subject to applicable laws. U.S. investors will not be subject to Cayman Islands taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. Our Cayman Islands holding company may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders and dividends paid by us may be subject to PRC withholding tax. See “Taxation —  United States Federal Income Tax Considerations  —  Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares.” We do not have any current plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future after this offering. See “Risk Factors — Risks related to the Class A Ordinary Shares and This Offering — We do not intend to pay dividends for the foreseeable future” beginning on page 49 of this prospectus.

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Subject to certain contractual, legal, and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company, MS Health BVI, MS Health HK and our PRC Subsidiaries. If needed, our Cayman Islands holding company can transfer cash to MS Health BVI, MS Health HK and PRC Subsidiaries through loans and/or capital contributions, and MS Health BVI, MS Health HK and PRC Subsidiaries can transfer cash to our Cayman Islands holding company through loans and/or issuing dividends or other distributions. There are currently no restrictions of transferring funds between our Cayman Islands holding company, MS Health BVI and MS Health HK. There are limitations on the ability to transfer cash between the Cayman Islands holding company, MS Health BVI, MS Health HK, on the one hand, and the PRC Subsidiaries on the other hand. Cash transfers from the Cayman Islands holding company, MS Health BVI, or MS Health HK to the PRC Subsidiaries are subject to the applicable PRC laws and regulations on loans and direct investment. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to provide capital support to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.” beginning on page 39 of this prospectus. If any of the PRC Subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Dividends from the PRC Subsidiaries to the Cayman Islands holding company, MS Health BVI and MS Health HK are subject to the current PRC regulations, which permit the PRC Subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Cash transfers from the PRC Subsidiaries to the Cayman Islands holding company, MS Health BVI and MS Health HK are subject to the restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion. Additionally, to the extent cash or assets in the business is in China or a Chinese operating entity, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations on the ability of our Company or the Operating Entities by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in the PRC — We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” beginning on page 38 of this prospectus. See also “Risk Factors — Risks Related to Doing Business in the PRC — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 40 of this prospectus.

As of the date of this prospectus, we have not maintained any cash management policies that dictate the purpose, amount, and procedure of fund transfers among our Cayman Islands holding company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020, and was amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Audit Alliance LLP is headquartered in Singapore, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021, determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

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Each year, the PCAOB will determine whether it can inspect and investigate audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or become worthless. For more details, see “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — Our Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of our Class A Ordinary Shares to significantly decline or be worthless” beginning on page 46 of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a “Controlled Company”

Upon completion of this offering, our director and Chief Executive Officer, Xiong Xiong, will be the beneficial owner of             Class B Ordinary Shares, which will represent approximately            % of our aggregate voting power. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

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If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the Nasdaq. For example, if we elect to adopt home country practice, a majority of the Directors is not required to be independent directors, and neither our compensation committee nor our nomination committee is required to be comprised entirely of independent directors. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance requirements of the Nasdaq.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to additional Class A Ordinary Shares from us.

Except where the context otherwise requires:

●	“Board” means of the board of directors of the Company;

●	“BVI” means the British Virgin Islands;

●	“Chief Executive Officer” means chief executive officer of the Company;

●	“China” or the “PRC” means the People’s Republic of China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this prospectus only, unless the context otherwise indicates. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau.

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●	“Class A Ordinary Shares” means our Class A ordinary shares in the share capital of Mountain&Sea Health Inc. of a nominal or par value of $0.0001 each, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“Class B Ordinary Shares” means our Class B ordinary shares in the share capital of Mountain&Sea Health Inc. of a nominal or par value of $0.0001 each, and having the rights provided for in our amended and restated memorandum and articles of association;

●	“Code” means the Internal Revenue Code of 1986, as amended;

●	“COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

●	“CSRC” means the China Securities Regulatory Commission;

●	“Directors” means the directors of our Company as at the date of this prospectus;

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

●	“H5N1” means Influenza A virus subtype H5N1, a subtype of the influenza A virus;

●	“Hangzhou Xi’an” means Hangzhou Xi’an Industrial Co., Ltd., a People’s Republic of China company;

●	“IPO” means the initial public offering of our Company;

●	“IRS” means the Internal Revenue Service;

●	“MS Health” means Mountain&Sea Inc., an exempted company incorporated with limited liability under the laws of Cayman Islands;

●	“MS Health BVI” means Mountain&Sea Investment&Holding Co., Ltd., a limited company incorporated under the laws of British Virgin Islands and a wholly owned subsidiary of MS Health;

●	“MS Health HK” means Mountain&Sea (HK) Health Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of MS Health BVI;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“PCAOB” means the Public Company Accounting Oversight Board;

●	“PRC Subsidiaries” refer to Zhejiang Xi’an Health Services Co., Ltd. and Hangzhou Xi’an Industrial Co., Ltd.;

●	“RMB” or “Renminbi” refer to Chinese dollar(s), the legal currency of China;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States;

●	“we”, “us”, “our Company,” “our,” “ourselves” or similar terms used in this prospectus refer to Mountain&Sea Health Inc., and its subsidiaries, unless the context otherwise indicates; and

●	“Zhejiang Xi’an Health” or “WFOE” means Zhejiang Xi’an Health Services Co., Ltd., a People’s Republic of China company.

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The Offering

The following assumes that the underwriter will not exercise its option to purchase additional Class A Ordinary Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between $ and $ per Class A Ordinary Share.

Class A Ordinary Shares Offered by Us	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Class A Ordinary Shares Outstanding Immediately After This Offering	Class A Ordinary Shares (or Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Ordinary Shares Issued and Outstanding Prior to This Offering	4,350,000 Class A Ordinary Shares and 24,650,000 Class B Ordinary Shares.

Ordinary Shares Outstanding Immediately After This Offering	Ordinary Shares (or Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).
Voting Rights	Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 10 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Listing	We intend to apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol	[______]

Option to Purchase Additional Class A Ordinary Shares	We plan to grant to the underwriter an option, exercisable within 45 days from the date of closing of this offering, to purchase up to [______] additional Class A Ordinary Shares.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of $ per Class A Ordinary Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Use of Proceeds” for additional information.

Lock-up	We, our successors, each of our directors, executive officers, and holders of 5% or more of our outstanding shares have agreed with the underwriter, subject to certain exceptions, not to offer, sell, transfer or otherwise transfer or dispose of, directly or indirectly, any our shares or any securities convertible into or exchangeable or exercisable for our shares for a period of six (6) months from the closing of this offering. See “Underwriting” for more information.

Risk Factors	Investing in the Class A Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Ordinary Shares.

Transfer Agent	[_____________________________]

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of on or about , 2024.

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Risk Factors

Investing in our Class A Ordinary Shares entails a significant level of risk. Before investing in the Class A Ordinary Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the Class A Ordinary Shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Although our operating entity, namely Hangzhou Xi’an, was incorporated with limited liability in the PRC on July 1, 2015, the actual period of its business operation are relative short. Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customers, decreasing customer demand, increasing competition, declining growth of the elderly care industry and the health management services in general, shortage of raw materials, price increase of raw materials, or changes in government policies or general economic conditions. We will continue to expand our sales network and product and services offerings and to increase our customer base and volume of sales. However, the execution of our expansion plan is subject to uncertainty and the sales may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our securities could decline.

Our future growth may be limited.

Our ability and to manage the growth of each of our business lines and all effectively depends upon a variety of factors, include our ability to properly integrate our five business lines, customize the products and services, to attract and retain members’ interest in each, any, or all five business lines, and successfully position and market our products and services in each, any, or all five business lines.

Our business plan and operational structure may change.

As an emerging company, we continually analyze our business plan and operations in each of our five business lines in the light of current trends in each industry we currently operate our business. As a result of our ongoing analyses, we may decide to make substantial changes in one or all of our business lines and the operations therein. In the future, as we continue our internal analyses and as market conditions and our available capital change, we may decide to make organizational changes and/or alter some or all of our business lines. Currently, we have no intention of changing our business model or operational structure.

We rely on individual customers for a significant portion of our net revenues. A reduction in demand from these individual accounts could materially and adversely affect our business, financial condition, results of operations and prospects.

We derive a significant portion of our net revenues from our services to two customers, which accounted for approximately 60.0% and 29.0% of our net revenues in the fiscal year ended June 30, 2023. We derive a significant portion of our net revenues from our services to one individual customer, which accounted for 34.0% of our net revenues in the fiscal year ended June 30, 2022. Our dependence on these individual customers increases their bargaining power and the need for us to maintain good relationships with them. If any individual customer ceases to use our services for any reason or reduces the coverage or reimbursement levels for our services, they may opt to use other service providers. To the extent that these individual customers significantly reduce their demand for our services and products, switch to other products and services providers including our competitors, or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our business, financial condition, results of operations and prospects would be materially and adversely affected. In addition, the fact that we lack corporate customers may bring instabilities to our business in the long term.

We generally enter into individual service agreements with our individual customers for a short term. We may not be able to renew such agreements on terms that are favorable to us, or at all. In addition, individual customers are difficult for us to monitor their behavior and they may breach their agreements or fail to comply with their obligations thereunder. As a result of the foregoing, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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Failure to drive customer base growth, loyalty and brand recognition could adversely affect our results of operations.

Customer loyalty and growth are essential to our business. The extent to which we achieve growth in our customer base, our ability to sustain high repurchase rates materially influences our profitability. Damage to our brands or reputation may negatively impact comparable sales, diminish customer trust, and reduce repurchase rates and, accordingly, net sales, negatively impacting our results of operations.

We sell some products and services under the brands of our affiliated companies, with exclusive permission to use their trademarks for a period of ten years. Maintaining consistent product and service quality, competitive pricing, and availability of these products and services by our affiliates is essential to developing and maintaining member loyalty. If our or our affiliates’’ brands experience a loss of customer acceptance or confidence, our gross margin results from selling these products and services could be adversely affected.

Our ability to attract and retain members, and the potential adverse impact of the loss of a significant number of members may be for causes out of our control.

Our operations partially depend on our ability to promote our membership, as well as the products and services offered by us, to which our members are offered priority access and customized services. Our success in recruiting and retaining members may be affected by the competitive environment in the health management products and services business, and the extent to which our or our affiliates’ brands are recognized. Our inability to attract and retain members in the future, or the loss of a significant number of members for causes out of our control may adversely affect future sales of our products and services. This could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes to our membership benefits could be negatively perceived by members, could fail to achieve the desired long-term goals, and could adversely impact future sales.

Our membership model offers a blend of exclusivity and personalized services. Member enjoy various benefits, including customized health plans, priority access to services, and a loyalty rewards program. We may modify or add aspects of the membership benefits from time to time in efforts to keep our membership benefits competitive and attractive to its existing and future members, to address changing market conditions, and to provide incentives that we believe will help grow our business. In addition, we may be required to modify membership benefits from time to time to comply with existing or new regulations in the future, including in response to potential governmental enforcement action. Changes to our membership, including changes perceived to reduce the benefits available, could be negatively received by our members, could fail to achieve the desired long-term goals, and could adversely impact future sales. This, in turn, could adversely affect our business, financial condition, results of operations and cash flows.

Sales of our health food products are subject to changing consumer preferences. If we do not correctly anticipate such changes, our sales and profitability may decline.

There are a number of trends in consumer preferences which have an impact on us and the health food industry as a whole. These include, among others, preferences for convenient, natural, nutritional, better value, healthy and sustainable products. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concerns over the environmental impact of products. The success of our health food business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the health food markets in which we operate could have a material adverse effect on our health food business. Consumer tastes are also susceptible to change. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences, our sales volumes and margins could be adversely affected.

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Failure of our suppliers or business partners to maintain the quality and safety of our health food products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our healthy products are our core values and critical to our success. However, the quality of the products provided by our suppliers or business partners is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or business partners may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products they provide. Any failure of our suppliers or business partners to provide satisfactory products could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from suppliers and business partners for the losses caused by them.

Our future results and competitive position are dependent on the successful development of new health food product offerings and improvement of existing health food product offerings, which are subject to a number of difficulties and uncertainties.

Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to identify, develop, market and sell new or improved health food products in these changing markets successfully. We have to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.

We are heavily dependent on our major suppliers on the supply of our products, the loss of which could adversely affect our business, financial condition and results of operations.

We are heavily dependent on our major suppliers for the supply of our products. For the fiscal year ended June 30, 2023, two suppliers accounted for approximately 23% and 11% of our total purchases. For the fiscal year ended June 30, 2022, three major suppliers accounted for approximately 39%, 18%, and 13% of our total purchases.

We have purchased, and expect to continue to purchase products from our major suppliers under our purchase agreements with them. Our agreement with one major supplier is valid for five years and may be extended by mutual agreement upon renewal. We also have a customary purchase agreement with another major supplier for a term of one year, which is renewable upon mutual agreement. These agreements may be terminated or rescinded earlier by mutual agreements to terminate, or occurrence of force majeure. In the event that we are unable to purchase products upon early termination or expiration of our agreement with our major suppliers, our business would be harmed.

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The unavailability of certain products, delays in the delivery of certain products or the delivery of products that does not meet our specifications could impair our ability to meet customers’ orders. We are also subject to credit risk with respect to our suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the supply contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

The Company has engaged in transactions with related parties, and terms obtained or consideration that it paid in connection with these transactions may not be comparable to terms available or the amounts that would be paid in arm’s length transactions.

We have entered into a number of transactions with related parties. Prior to this offering, we did not regulate or review related transactions during the reporting period due to lack of independent directors and an audit committee. Such transactions present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Board intends to authorize the audit committee upon its formation to review and approve all material related party transactions. We rely on the laws of the Cayman Islands, which provide that the directors owe fiduciary duties to our company, including a duty of care and a duty of loyalty. Under Cayman Islands law, our directors have a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” beginning on page 120 for additional information on our directors’ fiduciary duties under Cayman Islands law. These transactions, individually or in the aggregate, may have an adverse effect on our business or may result in litigation or enforcement actions by the SEC or other agencies.

A significant interruption in the operations of our health food suppliers and other business partners could potentially disrupt our operations.

We have limited control over the operations of our health food suppliers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our supplier’s production facilities could cause delay or termination of shipment of certain products to us, which may cause delay or termination of shipment of ordered products to our customers, resulting in damage to our customer relationships if we could not solve the impact of the interruptions of operations of our suppliers, our business operations and financial results may be materially and adversely affected.

Although we believe that we could establish alternate sources from other suppliers, any delay in locating and establishing relationships with other sources could result in shortages or back orders. There can be no assurance that such replacement suppliers will provide the raw materials or products that are needed by us in the quantities that we request or at the prices that we are willing to pay. Any shortage in quantities or increase in prices could adversely affect our financial conditions and results of operations.

We rely on services from a third-party developer to develop and maintain a mobile appliance, and if there is any interruption or deterioration in the quality of these services, our customers may not continue purchasing our products.

We rely on a third-party developer to develop and maintain our mobile appliance, Le Yang Yun that displays our health food products and selected products, manages membership benefits and supports the payment activities of customers. Any interruption in our ability to obtain the services of these from the third-party developer or deterioration in their performance could impair the timing and quality of our own business. As such, our business will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with such third-party developer are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

Our inability to pass on price increases in the food products to our customers could adversely affect our results of operations.

Our ability to pass through increases in the prices of health food products depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, competition from other similar products may lead to a decline in orders for our products or even obsolescence. Our inability to pass through price increases in food products and preserve our profit margins in the future while remaining competitive could materially adversely affect our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations.

We believe our consumers rely on us to provide them with high-quality products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Negative publicity includes but is not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to the quality, functionality and health concerns of oat products, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products.

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In addition, we are subject to a series of complex and changing food labeling and food safety regulations. These regulations could impact the way consumers view our products. On November 10, 2019, the State Administration for Market Regulation issued the Naming Guidelines for Health Food (2019 version), which, for purposes of avoiding misleading consumption, such new labeling regulations require us to list our certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.

Additionally, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, there can be no assurance that our responses will be satisfactory to consumers, which could harm our reputation. If consumers do not perceive our products to be safe or of high quality as a result of such actions outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brand would be diminished, and our reputation, business, financial condition and results of operations would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may adversely affect our business, financial condition and results of operations.

Food safety and food-borne illness incidents or other safety concerns may materially adversely affect our health food business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our health food product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers or third-party producers could result in the discontinuance of sales of these products or our relationships with such suppliers and third party producers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our third-party producers, depending on the circumstances, to conduct a recall in accordance with the laws and regulations in the jurisdictions in which we operate our business. Food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Food business operators must at all stages of production, sales and distribution within the businesses under their control ensure that foods satisfy the requirements of food related laws and regulations, in particular as to food safety. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations.

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We face intense competition in the health food industry in general. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

We operate in a highly competitive market. In our market, competition is based on, among other things, brand equity and consumer relationships, consumer trends, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of our supply chain, quality and type of ingredients, distribution and product availability, pricing pressure and competitiveness and product packaging.

The business of selling health food products is highly sensitive to the introduction of new products and upgrading of existing products, which may rapidly capture a significant share of the market. These market segments include numerous manufacturers, distributors, marketers, and retailers that actively compete for the business of consumers in various countries. In addition, we anticipate that we will be subject to increasing competition in the future from competitors that utilize electronic commerce. Many of them may have substantially greater financial, technical, geographical advantage, marketing and other resources than us and whose healthy products are well accepted in the marketplace today. They may use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products based on their new technologies and innovations, reducing prices or increasing promotional activities, among other things. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could adversely affect our margins and could adversely affect our business, financial condition and results of operations.

We are subject to risks relating to the warehousing of our health food products. If any of these risks materialize, our business, financial condition and results of operations could be materially and adversely affected.

We operate our warehouse facilities on our leased premises. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, typhoons, earthquakes, cybersecurity attacks, terrorist attacks and wars, as well as changes in governmental planning for the land underlying the warehousing facilities, could destroy any inventory located in these facilities and significantly impair our business operations.

Misconduct, including illegal, fraudulent or collusive activities, by our employees, contractor and suppliers, may harm our brand and reputation and adversely affect our business and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conducts and behaviors, or misuse of corporate authorization by our employees, contractors and suppliers and other business partners could subject us to liability and negative publicity. Our employees, contractors, and suppliers may conduct fraudulent activities or violations of local laws and regulations, such as accepting payments from or making payments to other distribution channel participants or other third parties in order to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized sales channels, disclosing customers’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of unfair competition law, which may expose us to unfair competition allegations and risks. We cannot assure you that such incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

Our health food business and the health food industry in which we operate are subject to inherent risks and uncertainties, including, among others, developments in the regulatory landscape and market acceptance of our health food products.

Our health food business and the health food industry in which we operate are subject to inherent risks and uncertainties, including, among others, developments in the regulatory landscape and market acceptance of health food products. Our business and the health food industry are subject to inherent risks, challenges and uncertainties, including but not limited to the following:

●	we may face unforeseen capital requirements caused by the changing industry requirements or consumer tastes and demands; demands for products may decline significantly due to the decrease in market acceptance for our products generally;

●	we may not be able to establish or maintain business relationships with customers or compete with other more established competitors as, for an evolving industry, customers generally prefer to choose more established brands as opposed to those that are less established;

●	we may not be able to adjust our procurement in time to meet the changes in market demands; and

●	future changes in our industry may not be consistent with our prediction. Therefore, our industrial prospects, research and development focus and business plans may not be effective in helping sustain our competitive position in the health food industry.

If we fail to cope with the challenges and compete with other industry players in such uncertain and evolving health food industry, our future prospects, business, financial conditions and results of operations may be materially and adversely affected.

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If we are unable to maintain existing, and establish new, arrangements with hotel suppliers similar to those we currently have, our hotel accommodation business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of a specified number of hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our accommodation business.

If we fail to increase our brand recognition in our hotel accommodation and health camp business, we may face difficulty in obtaining new business partners and consumers, and our hotel accommodation business may be harmed.

We believe that establishing, maintaining and enhancing our brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the hotel accommodation services industry, increasing the importance of increasing and maintaining our brand recognition. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially adversely affected.

New competitors face low entry barriers to the travel industry, and if we do not compete successfully against new and existing competitors in the travel industry, we may lose our market share, and our profitability may be adversely affected.

We compete with traditional travel agencies. In the future, we may also face competition from new players in the hotel accommodation and health camp market in China and abroad, such as expedia.com and hotels.com, that may enter China in the future. We may face more competition from hotels as they enter the discount rate market directly or through alliances with travel consolidators. In addition, we do not have exclusive arrangements with our travel suppliers. The combination of these factors presents potential entrants to our travel industry with relatively low entry barriers. Increased competition could reduce our operating margins and profitability and result in loss of market share in hotel accommodation and health camp market. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources and may be able to mimic and adopt our hotel accommodation and health camp business model. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our accommodation services and health camp business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Hangzhou, China and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We currently do not have redundant systems and do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers.

If we are unable to attract, train and retain key individuals and highly skilled employees in accommodation services industry, our hotel accommodation and health camp business may be adversely affected.

If our hotel accommodation and health camp business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, customer service center and systems, and customer support personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our customer service center may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of our hotel accommodation and health camp business is currently driven by the trends that occur in the travel industry in China in general, including the hotel and health camp industries. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

●	a recurrence of COVID-19 or any other serious contagious diseases;
●	increased prices in the hotel, airline, or other travel-related industries;
●	increased occurrence of travel-related accidents; and
●	poor weather conditions; and natural disasters.

We could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.

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If our health management solutions do not drive users’ engagement or if we fail to provide a superior user experience, our health management services business and reputation may be materially and adversely affected.

Our health management services business is highly dependent on the receptiveness of our users to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of our solutions. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our services and product offerings compared to that offered by our competitors, turnaround time, cost-effectiveness, convenience and marketing support. Additionally, negative publicity concerning our health management solutions and our brand, or the health management solutions market as a whole, could limit market acceptance and demand for our health management solutions. Furthermore, there can be no assurance that our efforts and ability to demonstrate the value of our solutions and the relative benefits of our services and products over those of our competitors to our users would be successful. We may fail to achieve an adequate level of acceptance by our users of our services and products, and we may not be able to effectively expand the user base and promote user engagement. Consequently, our health management services business may not develop as expected, or at all, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The success of our health management services business also hinges on our ability to provide a superior user experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source for and provide services and products that are responsive to user demands, and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties, and in particular external health consultants in our network who are independent contractors, in the provision of our services and products. Their failure to provide high-quality customer experience to our users may adversely affect our users’ receptiveness of, and willingness to utilize, our solutions, which may damage our reputation and cause us to lose users.

Additionally, we dispatch our in-house health consultants or other customer service representatives to provide personalized health coaching, nutrition advice, and health habits consultation and health educational programs to our customers. If our health consultants or customer service representatives fail to provide satisfactory service, our brand and customer loyalty may be adversely affected. Furthermore, any negative publicity or poor feedback on our customer service may harm our brand and reputation and, in turn, cause us to lose users and market share, all of which may materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unable to attract, train and retain key individuals and highly skilled employees in health management services industry, our business may be adversely affected.

If our health management services business continues to expand, we will need to hire additional health consultants to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient qualified personnel in these areas, customers of our health management services business may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our failure to properly manage participants in our network may materially and adversely affect our health management services business.

We rely on various participants, including, but not limited to, external health consultants and our in-house health consultants, and other service providers, in the provision of our health management services business, and the success of our business depends on our ability to properly manage them. We consider a variety of factors before entering into such contractual arrangements. Nevertheless, we have limited control over the quality of work and performance of these participants in their provision of services, and they may breach such contractual arrangements and subject us to claims and liabilities that may affect our business operations.

We have also implemented quality control standards and procedures to manage their work and performance for us on contractual basis. However, there can be no assurance that our monitoring of their work and performance would be sufficient to control the quality of their work. In the event that a third party fails to meet our quality and operating standards contracted in our agreements or as required by relevant PRC laws and regulations, our operations may suffer and our business, financial condition, results of operations and prospects may be materially and adversely affected. Furthermore, because of the contractual relationships, we could be perceived as being responsible for the actions of such participants and, as a result, suffer reputational damage. This may adversely affect our ability to attract new business partners and to engage them as providers of the healthcare solutions that we offer.

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In particular, our external health consultants may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability or other legal claims. Our business, financial condition, results of operations and prospects may be materially and adversely affected if any claims are made against us and are not fully covered by insurance. With respect to external doctors, as they are not working physically with us, we have limited control over them as well as the quality of their consultation services. Despite our background checks relating to their qualification and their contractual obligations to strictly adhere to the specified work scope and quality requirements and comply with applicable laws, there can be no assurance that our risk management procedures would be sufficient to monitor their performance and control the quality of their work. In the event that the external health consultants fail to comply with the contractual obligations and applicable laws in relation to the provision of our teleconsultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We operate our health management services business in a competitive environment and competing facilities and services could harm our business, financial condition, results of operations and prospects.

There are numerous hospitals, private clinics and other health facilities providing preventive health management services. We face significant competition from these providers. We compete primarily on the basis of price, quality of service, convenience, location, and the provision of customized services. Competing hospitals, private clinics or other facilities may commence new operations or expand existing operations, which would increase their competitive position and potentially erode our business, financial condition, results of operations and prospects.

Any lack of requisite approvals, licenses or permits applicable to our health management services business may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental and regulatory authorities in China, including but not limited to, the State Administration for Market Regulation (the “SAMR”). Such government authorities, statutory board, agencies and bodies promulgate and enforce laws and regulations that cover a variety of business activities that our operations relate to, such as the sale of health food products, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities. Due to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in China, or would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain the necessary approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We could be exposed to risk for our dealing with medical data.

We maintain medical data from medical examination and disease screening test results in order to make such data available to our external health consultants and in-house health consultants. PRC laws and regulations generally require medical institutions to protect the privacy of their patients or customers and prohibit unauthorized disclosure of personal information. We have taken measures to maintain the confidentiality of our customers’ medical information, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical information. However, these measures may not be always effective in protecting our customers’ medical information. Although we believe our current usage of customers’ medical information is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical information, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

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Product liability claims in respect of defective products sold to our customers in our business could adversely affect our reputation and our financial prospects.

We do not maintain any insurance policy which covers us for product liability. Our business involves an inherent risk of product liability, product recalls and exposure to public liability claims. Although our suppliers may, on a case-by-case basis, provide us with a written indemnity covering the full extent of any third party liability we may incur as a result of the sale of their products, we cannot assure you that we will be successful in obtaining such indemnity payment (if any) or that any such indemnity payment will fully cover all of our losses associated with the original liability. If we were found responsible for damage caused by defective products, our reputation may be adversely affected, which could result in the erosion of customer confidence in the brands that we sell and a consequent reduction in sales. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As of the date of this prospectus, we had not encountered any incidents in relation to the foregoing that have materially and adversely affected our business, financial condition, results of operations and prospects, but this is no assurance that any such incidents will not occur in the future.

We may be subject to legal or other proceedings in the ordinary course of our business. If the outcome of these proceedings are adverse to us, they could have a material adverse effect on our business, financial condition and results of operations.

During the ordinary course of our business operations, we may be involved in legal disputes or regulatory and other proceedings relating to, including but not limited to, contractual disputes, product liability claims and employees’ claims. Especially, for contractual disputes, we cannot assure you that the venue and governing law agreed in relevant contracts are always favorable to us. Any such legal disputes or proceedings may subject us to substantial liabilities and may have a material and adverse effect on our reputation, business, financial condition and results of operations. Among those proceedings, some of them may be relating to our products or services or complaints from third parties.

If we become involved in material or protracted legal proceedings or other legal disputes in the future, we may incur substantial legal expenses and our management may need to devote significant time and attention to handle such proceedings and disputes, thereby diverting their attention from our business operations. In addition, the outcome of such proceedings or disputes may be uncertain and could result in settlement or outcomes which may adversely affect our business, financial condition and results of operations.

Any significant cybersecurity incident or disruption of our information technology systems or those of third-party partners could materially damage user relationships and subject us to significant reputational, financial, legal and operational consequences.

We depend on our information technology systems, as well as those of third parties or our affiliates, to host product information, manage and sell our products, store data and process transactions. Any cybersecurity incident or material disruption or slowdown of our systems or those of third parties whom we depend upon could cause outages or delays in our services, particularly in the form of interruption of services delivered by our APP, which could harm our brand and adversely affect our operating results. Our failure to implement adequate cybersecurity protections could subject us to claims for any breach of security, particularly if it results in disclosure of information relating to our customers. If changes in technology cause our information technology systems, or those of third parties whom we depend upon, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose customers, and our business and operating results could be adversely affected.

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Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

We collect, store, and process certain personal and other sensitive data from our customers, which makes us an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to mitigate the cyberattack risks and protect the confidential information that we have access to, including but not limited to installation and periodical updates of antivirus software and backup of information on our computer systems, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any cybersecurity incident, accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Cybersecurity incidents, security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our customers could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

Meanwhile, if we fail to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you these claims or litigations will result in a favorable outcome. In February 2022, the Russian Federation commenced a military invasion of Ukraine, and Russian actions with respect to Ukraine have resulted in certain broad sanctions being imposed by the United States, the European Union, the United Kingdom and other international authorities. We cannot predict the impact of Russian actions in Ukraine or the reaction to such actions by the United States, the European Union, the United Kingdom or other international authorities. We cannot predict the impact of Russian actions in Ukraine or the reaction to such actions by the United States, the European Union, the United Kingdom or other international authorities. In connection with the aforesaid military invasion, cybersecurity experts anticipate a meaningful increase in cyberattack and cybercrime activity in connection with the Russian invasion of Ukraine around the globe. However, as of the date of this prospectus, there is no new or heightened risk of potential cyberattacks on the Company by state actors or others since Russia’s invasion of Ukraine.

Failure to maintain or improve our technology infrastructure could harm our business and prospects.

We develop and maintain our hotel booking system. To adapt to new product offerings and upgrade our technology infrastructure requires significant investment of time and resources, including adding new hardware, updating system and related software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure also requires significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of our customers’ experiences and delays in reporting accurate operating and financial information. In addition, much of the system and related software we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our system or related software, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs, our business, financial condition, results of operation and prospects, as well as our reputation, could be materially and adversely affected.

Any lack of or failure to obtain the value-added telecommunication service license, if and when it is required to operate our business, may have a material and adverse impact on our business, financial condition and results of operations.

We are currently not required to obtain a value-added telecommunication service license and required to register our WeChat mini-program. Due to the evolving nature of the interpretation and application of the laws and regulations applicable to our industry in China, government authorities may subsequently require us to obtain such value-added telecommunication service license, or additional licenses, permits and approvals. If we fail to obtain the necessary licenses, permits, and approvals, or mistakenly conclude that any permissions or approvals are unnecessary, or if applicable laws, regulations, or interpretations change and we are later required to obtain such permissions or approvals, we may be subject to various penalties or other regulatory actions, such as fines, confiscation of revenues generated from non-compliant operations, or the suspension of relevant operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations. Additionally, we may face adverse publicity arising from non-compliance with government regulations, negatively impacting our brand.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MIIT. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the internet outside of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

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The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of the mobile appliance that our affiliates operate and we rely on, as well as our hotel booking system. We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Part of our services could be disrupted by network interruptions.

Part of our services depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services is currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our affiliates’ mobile appliance, loss of our and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

Infringement of our intellectual property rights by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights.

Intellectual property protection may not be sufficient in China or other countries. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. Policing any unauthorized use of our intellectual property is difficult, time-consuming, and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, we may be subject to the risks of losing our intellectual property rights or the intellectual property rights licensed from other third-parties due to several reasons. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. We may also rely on certain intellectual property rights licensed from other third parties. There can be no guarantee that we will be able to maintain such licenses at all times or renew such licenses upon expiry. Moreover, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims from third parties, which may be expensive to defend with no assurance of success and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing patents or other intellectual property of which we are not aware that we may infringe. While we do not know of any intellectual property rights on which our products or our business infringe, we cannot assure you that holders of patents or other intellectual property rights purportedly relating to some aspect of our technology or business, would not seek to enforce such patents against us or that they will not be successful in any such enforcement action. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or damages or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits.

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If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, contractors, third-party suppliers. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments from customers in China through a variety of methods, including bank transfers, online payments, WeChat Pay, debit cards and credit cards issued by banks in China. We may be subject to fraud or other illegal activities in connection with the payment methods we accept. In addition, we are subject to rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept online payments, debit card or credit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected. Further, to the extent that payment is made to us in China, we will have to comply with PRC banking regulations as to making payments in China.

Our success depends on our ability to retain our core management team and other key personnel.

Our performance depends on the continued service and performance of our directors and senior management as they are expected to play an important role in guiding the implementation of our business strategies and future plans. The loss of the services of one or more of our core management team members could impede implementation of our business plan and result in reduced profitability. For example, our director and Chief Executive Officer, Mr. Xiong Xiong, is a successful entrepreneur who has been engaged in the real estate, hotel accommodation and health management industry for over 20 years and has accumulated extensive experience in enterprise management and business development. If any of our core management team members were to terminate his or her employment with us, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of core management team members or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

Our management team has limited experience managing a public company.

Most members of our management team have not previously served as management of a publicly traded company and may not have experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors like us. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business and financial performance.

Our key executive does not devote his full business time to our operations.

Our director and Chief Executive Officer, Mr. Xiong Xiong, is involved in a number of businesses and does not devote all of his working time to our business. Our positive reputation is derived from the standing of Mr. Xiong in the business community. If Mr. Xiong does not devote sufficient time to our business, our operations could suffer which would have an adverse material impact on our financial position and operational results. Some of the other businesses engaged in by Mr. Xiong could be deemed competitive with aspects of our business. Should such other businesses prove more successful than ours, Mr. Xiong could choose to focus his attention on such businesses which could cause him to fail to devote sufficient attention to our business and our operations could suffer and our financial conditions and results of operations may be materially and adversely affected.

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Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including our management team, sales team, health management personnel and research and development personnel. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

Our business, financial condition and results of operations may be adversely affected by an economic downturn.

Because our sales may depend on customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by global economic conditions. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in the markets in which our products are sold are sensitive to both global economic conditions, and the particular changes in each country’s economic and political policies and its expected or perceived overall economic growth rate. A decline in the economic prospects in other industries could alter current or prospective customers’ spending priorities. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for our products, which could materially and adversely affect our financial condition and results of operations.

We may incur liabilities that are not covered by insurance.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We do not carry any key-man life insurance, business liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our business and results of operations could be materially and adversely affected.

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We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

The ongoing COVID-19 health issue has had an adverse impact on our business, results of operations and financial condition. Other epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could also disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

We are vulnerable to health epidemics and natural disasters. Our business has been adversely affected by the COVID-19 pandemic. The World Health Organization (“WTO”) declared the COVID-19 a pandemic on March 11, 2020. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures to try to contain the spread of COVID-19. Businesses in China, including us, had to scale back or suspended operations in late 2019 to early 2020, when the pandemic was at its peak. As a result of the shelter-in-place orders and travel restrictions imposed by the Chinese government, our sales operations were periodically suspended, significantly affecting our sales from March to June 2022. We resumed its business in June 2022. Subsequently, in early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave of infections after the lifting of these restrictions. On May 5, 2023, WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. Although the spread of the COVID-19 appears to be under control as of the date of this prospectus, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted, and we may have to scale back again in the future. If this pandemic persists, commercial activities throughout the world could be further curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces. As such, the extent to which the COVID-19 pandemic may impact our operations and financial results in the long-run will depend on its further developments in China and worldwide, which we cannot predict with a reasonable degree of certainty.

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Other global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our operating efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our internet system as well as adversely affect our business, financial condition, and results of operations.

We may be subject to supply chain disruptions, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced some disruptions to our supply chain during the PRC government mandated lockdown due to the COVID-19 pandemic, including but not limited to suppliers increasing purchase price for raw materials, and logistics restrictions or suspensions in certain areas of China. While all our major suppliers are currently fully operational, any future disruption in their operations would impact our ability to produce and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the COVID-19 pandemic are resulting in increased transport times to deliver our products to customers. This may limit our ability to fulfill orders and we may be unable to satisfy all of the demand for our products in a timely manner, which may adversely affect our relationships with our customers. As a result, the supply chain disruptions may materially affect our outlook or business goals.

Although we have long term and stable cooperation with our suppliers, we will continue to work with our existing suppliers, and identify and secure new suppliers, to expand our supply base. We do not expect our mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

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Facts and statistics in this prospectus relating to the China health food industry, travel industry, elderly care industry and health management services and economy may be inaccurate.

Facts and statistics in this prospectus relating to the Chinese health management services market, health food market, wellness tourism market for the middle-aged and elderly populations and economy are derived from various government, institute research publications and other public information. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods and other problems in China, the statistics in this prospectus may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case in the U.S. or elsewhere.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the PRC legal system, including uncertainties regarding the promulgation, interpretation and enforcement of laws and that rules and regulations in China can change quickly with little advance notice, could adversely affect us and result in fewer legal protections available to you and us.

Our principal operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, the laws, regulations and rules shall not be retroactive except that the special provisions formulated for the purpose of better protecting the rights and interests of citizens, legal persons and other organizations. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The Chinese government may intervene or influence our operations in accordance with laws and regulations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Recent regulatory developments in China may subject us to additional regulatory review, including the cybersecurity review, data security assessment and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect the business of us and the value of our securities. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A Ordinary Shares, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

As such, our business in China is subject to various government and regulatory interferences. The Chinese government may intervene or influence our operations in accordance with laws and regulations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our securities.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list and trade on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business.

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The global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy our shares and consequently cause the trading price of our shares to decline. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Any failure to timely file with the China Securities Regulatory Commission, or the CSRC for this offering, or any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers in the future, could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The New Overseas Listing Rules provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering subject to the filing procedures as set forth under the New Overseas Listing Rules: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the issuer’s business activities are substantially conducted in mainland China, or its principal place(s) of business are located in mainland China, or the majority of senior managers in charge of its business operations and management are PRC citizens or domiciled in mainland China. According to the New Overseas Listing Rules, we shall file with the CSRC within three (3) business days after our first submission of listing application documents overseas, and if we apply for the CSRC to postpone to publicize our filing information, we shall report to the CSRC within three (3) business days since our first public filing day. Furthermore, we shall also report to the CSRC with the offering after the overseas offering finished. The New Overseas Listing Rules also require subsequent overseas securities offering in the same overseas market to be filed within three (3) business days after the completion of such subsequent offering, and subsequent reports to be filed with the CSRC on material events within three (3) business days after the occurrence and public disclosure of such material events, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities, change of listing status or transfer of listing segment or voluntary or forced delisting of the issuer who have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies (the “Overseas Listing Notice). Under the Overseas Listing Notice, if company (i) has already completed overseas listing; or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023, such company will be considered as an “existing listed company” and is not required to make any filing until it conducts a new offering in the future. If a company has already submitted offering and listing applications but has not obtained the approvals from overseas securities regulators or exchanges, such company shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. Companies that have already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing, and shall make the filing pursuant to the New Overseas Listing Rules if they do not complete the offering or listing before the expiration of the original approval from CSRC.

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As of the date of this prospectus, these new laws and guidelines have not impacted our ability to conduct business, accept foreign investments, or other foreign exchange. However, we are required to file with the CSRC within three (3) business days after our first confidential submission of this registration statement to the SEC and are required to obtain approval from the CSRC or other PRC authorities to list on overseas stock exchanges. We cannot assure you that we will be able to complete the filing procedures with the CSRC in a timely manner or at all, due to reasons like our filing materials are incomplete or do not meet the requirements of the CSRC, or fully comply with such regulations to conduct this offering or to maintain the listing status of our ordinary shares and/or other securities, or complete relevant filing or report procedures with the CSRC regarding subsequent overseas securities offering, certain transactions or material change governed by the New Overseas Listing Rules. Such failure may subject us to fines, penalties or other sanctions and restrictions to our future capital raising activities in China, which may have a material adverse effect on our business and financial conditions as well as our ability to complete this offering.

In addition, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Besides, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from any PRC regulatory authorities required for our operations and overseas listings, including this offering. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If we do not receive or maintain the approvals or permissions from the CSRC or any other regulatory authorities, or if the approvals or permissions we have become invalid due to changes in applicable laws, regulations, or interpretations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from this offering into mainland China or take other actions prohibited from engaging in relevant business or conducting any offering. Any of these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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We are subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy, and may be subject to enhanced cybersecurity review or other pre-approval requirement from the CAC to conduct our proposed listing. Any failure to comply with applicable laws and requirements could have a material and adverse effect on our business and this offering.

For purposes of providing services to customers, marketing, and retaining customers, our business involves collecting and retaining certain personal data of customers. For example, we collect customers’ personal information in the ordinary course of business, including but not limited to consumer profile data and purchase data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC regulators have been increasingly focused on regulating data security and data protection, especially as to personal information. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny, and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. Besides, we face risks inherent in handling and protecting such data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures (2021 version), which were promulgated on December 28, 2021 and effective on February 15, 2022, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. If CIIOs purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. In addition, a network platform operator holding more than one million users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which will take effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. The Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking; (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights; and (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals have a private right of action. The Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information and data protection laws and regulations.

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Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, (iii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer; and (iv) Several Provisions on Administration of Automobile Data Security (For Trial Implementation) jointly promulgated by the CAC, the NDRC, the MIIT, the Ministry of Public Security and the Ministry of Transport on August 16, 2021 and implemented from October 1, 2021, automobile data processors (including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises) shall process automobile data (including personal information data and important data during the design, production, sales, use, operation and maintenance of vehicles) in a lawful, legitimate, specific and clear manner.

Our mobile application’s functionality is dependent on a third-party developer and is implemented in China. It utilizes authorization systems that assign varying access levels to users based on their positions and roles, aiming to safeguard personal information within our system for data security. Despite implementing measures instructing developers to prioritize the protection of personal information and privacy on the systems and platforms, we can provide no assurance that the measures we have taken are effective and that our systems and platforms are not subject to data breach. The regulatory requirements with respect to cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to provide capital support to our PRC Subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC Subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from government authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

Any loans to our PRC Subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC Subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC Subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 25, 2019, SAFE issued Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign- invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

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In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our wholly foreign- owned Subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our future offshore securities offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ordinary shares.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. All of our net revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ordinary shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ordinary shares, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

There are significant uncertainties under the Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiaries, and dividends payable by our PRC Subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, and was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and last amended on June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the sale or other disposition of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct all of our operations in China. In addition, all our directors and executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have written treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the securities have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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Heightened tensions in international relations, particularly between the United States and China, may adversely affect our business, financial condition and results of operations.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters in January 2020, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in China as well as our potential overseas expansion, our financial condition, and results of operations.

While we have no established cross-border business to date, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade may affect our businesses. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the PRC Ministry of Commerce, or the MOFCOM, under certain circumstances, be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules including the Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, and the Measures for the Security Review of Foreign Investments, requiring mergers and acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or MOFCOM branches. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC and MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, NDRC and MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Furthermore, the PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with SAMR. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. However, an employer shall pay employee benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other employee benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. If the employer fails to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, the housing provident fund management center may make an application to the PRC courts for compulsory enforcement.

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Our PRC Subsidiaries have not fully complied with the relevant requirements to fully pay the social insurance and housing funds and have not made make adequate contributions to various employee benefit plans. We may be required to make up the contributions to various employee benefit plans, if we fail to do so and/or comply with applicable PRC labor-related laws, we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirements of employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are determined by local authorities to fail to make adequate contributions to any employee benefits as required by relevant PRC regulations, we may face late fees or fines in relation to the underpaid employee benefits.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai and Hangzhou. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

We are subject to risks relating to our leased properties.

We lease real property for our offices and warehouse in China, and the lease agreement for these leased property have not been registered with the PRC governmental authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The ownership certificate or other similar proof of our leased property have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real property to us. If the lessors are not entitled to lease the real property to us and the owners of such real property decline to ratify the lease agreement between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreement against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreement is claimed as null and void by third parties who are the real owners of such leased real property, we could be required to vacate the property, in the event of which we could only initiate the claim against the lessor under relevant lease agreement for indemnities for their breach of the relevant leasing agreement. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

If we fail to fully comply with PRC advertising laws and related regulations, rules and measures applicable to advertising, our business and results of operations may be adversely affected.

PRC advertising laws, rules and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements, and potentially unfair competition liability. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

Risks Related to our Class A Ordinary Shares and this Offering

Our Class A Ordinary Shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if it is later determined that the PCAOB is unable to inspect and investigate completely our auditor. The delisting of and prohibition from trading our Class A Ordinary Shares, or the threat of their being delisted and prohibited from trading, may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which proposes to reduce the period for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which contained, among other things, an identical provision to the AHFCAA, and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong because of a position taken by one or more authorities in those jurisdictions. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”). The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Audit Alliance LLP, whose audit report is included in this prospectus, is headquartered in Singapore, and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the Determination Report.

On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its precious determinations to the contrary. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time.

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Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so and would have a negative impact on the price of our shares.

There has been no public market for our Class A Ordinary Shares prior to the completion of this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Class A Ordinary Shares. We intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the Underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering, you will incur immediate dilution of $    per share, assuming an initial public offering price of $    . See “Dilution”. In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

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Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis”.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

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We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Ordinary Shares that are held by non-affiliates is $700.00 million or more as of the last business day of our most recently completed second fiscal quarter; and (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of           Class A Ordinary Shares are issued and outstanding before the consummation of this offering and          Class A Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

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The trading price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

(a)	actual or anticipated fluctuations in our revenue and other operating results;

(b)	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

(c)	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

(d)	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

(e)	additions or departures of key personnel;

(f)	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

(g)	potential litigation or regulatory investigations.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to 10 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. We will issue Class A Ordinary Shares in this offering.

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Upon the completion of this offering, our director and Chief Executive Officer, Xiong Xiong, will beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately         % of our total issued and outstanding share capital immediately after the completion of this offering and approximately          % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

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We are a “controlled company” as defined under the Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders.

We are a “controlled company” as defined under the Nasdaq listing rules because our director and Chief Executive Officer, Xiong Xiong, will be the beneficial owner of          Class B Ordinary Shares, which will represent approximately         % of our aggregate voting power upon the completion of this offering. As a result, we will remain a “controlled company” within the meaning of the Nasdaq Stock Market Rules and therefore we are eligible for certain exemptions from the corporate governance listing requirements of the Nasdaq. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from the Nasdaq corporate governance requirements, including the requirement that our director nominees be selected or recommended solely by independent directors, and that we have a nomination committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees. Although we currently do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and as a result, you may not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

(a)	a limited availability for market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity with respect to our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

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Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed on the Nasdaq Capital Market, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with Depository Trust Company (“DTC”)/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the “DTC” systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Class A Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal, final and conclusive in personam judgment of a foreign court of competent jurisdiction without retrial on the merits.

The Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

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Special Note regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	our expected growth in the customer base, and our ability to promote our brand and attract and retain customers;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our IT systems;

●	relevant government policies and regulations relating to our industry;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	our ability to implement, maintain, and improve effective internal controls;

●	our anticipated uses of net proceeds from this offering; and

●	other matters beyond our control.

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These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $         million, or approximately $        million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $          per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per Class A Ordinary Share would increase (decrease) the net proceeds of this offering by $         million, or approximately $         million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full.

We plan to use the net proceeds of this offering as follows:

○	$ million for product development to build in-house IT team to transfer and upgrade the online marketplace which is currently developed and maintained by third party developers;

○	$ million for development and expansion of business and operations;

○	$ million for potential merger and acquisitions although we have no commitments with respect to any such acquisitions at this time; and

○	$ million for general corporate purposes, including working capital, operating expenses and capital expenditures.

The precise amounts and percentage of the net proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of the net proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares” on page 51 of this prospectus.

Pending any use of proceeds described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

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Dividend Policy

Our Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to any rights and restrictions for the time being attached to any shares, our Company may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Mountain&Sea Health Inc. is a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us. See “Regulation — Regulations on Foreign Exchange” and “Regulation — Regulations Relating to Dividend Distribution.”

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Capitalization

The following table sets forth our capitalization as of June 30, 2023:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance and sale of Class A Ordinary Shares by us in this offering at an assumed initial public offering price of $[●] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	Pro Forma
		(unaudited)
Shareholders’ equity/(deficit):
Class A Ordinary Shares, $0.0001 par value, 475,350,000 shares authorized and 4,350,000 Class A Ordinary Shares issued and outstanding as of June 30, 2023	435
Class B Ordinary Shares, $0.0001 par value, 24,650,000 shares authorized and 24,650,000 Class B Ordinary Shares issued and outstanding as of June 30, 2023	2,465
Additional paid-in capital(2)	1,614,201
Statutory reserve	279,813
Retained earnings	2,009,344
Accumulated other comprehensive income	(362,247)
Total shareholders’ equity (1)	3,544,011
Total capitalization(1)	3,544,011

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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Dilution

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Share.

Our net tangible book value as of June 30, 2023 was $3.53 million, or $0.81 per Class A Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Class A Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $[●] per Class A Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2023, other than to give effect to our sale of the Class A Ordinary Shares offered in this offering at the assumed initial public offering price of $[●] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been $[●] million, or $[●] per Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of $[●] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Per Class A Ordinary Share
Assumed initial public offering price	$
Net tangible book value as of June 30, 2023	$
Pro forma net tangible book value after giving effect to
Amount of dilution in net tangible book value to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $[●] million, the pro forma as adjusted net tangible book value per Class A Ordinary Share after giving effect to this offering by $[●] per Class A Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Class A Ordinary Share to new investors in this offering by $[●] per Class A Ordinary Share, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A Ordinary Shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Class A Ordinary Shares Purchased			Total Consideration			Average Price Per Class A Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are [●] Class A Ordinary Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors – Risks Related to Our Class A Ordinary Shares and This Offering – You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts” on page 54 of this prospectus.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law that that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

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PRC

Beijing Yongxing Law Firm, our PRC counsel with respect to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Beijing Yongxing Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions. There exists no treaty or reciprocity between the PRC and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not recognize or enforce these foreign judgments against us or our directors and officers if they decide that the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest. Thus, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

In addition, it will be difficult for the United States’ shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for the United States’ shareholders, by virtue only of holding our Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Hong Kong

Service of process upon Hong Kong-based entities or individuals may be difficult to obtain within the U.S. There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against these Hong Kong-based entities or individuals predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against these Hong Kong-based entities or individuals predicated upon the securities laws of the U.S. or any state in the U.S. A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S.

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Corporate History and Structure

Corporate History

Mountain&Sea Health Inc. (“MS Health”) was incorporated on September 27, 2022 under the laws of the Cayman Islands as an exempted company with limited liability. MS Health’s registered office is located at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Structured as a holding company with no material operations, MS Health conducts its operations in China through its PRC Subsidiaries, primarily Zhejiang Xi’an Health and Hangzhou Xi’an.

We have started our business in the health food, hotel accommodation, health camp and health management business through Hangzhou Xi’an since 2015. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in September 2022 and completed it in March 2024.

MS Health BVI, incorporated on October 10, 2022 under the laws of BVI, is our wholly-owned subsidiary in BVI and a holding company with no business operations, which, in turn, wholly owns all of the equity interest of MS Health HK, a limited company incorporated on November 1, 2022 under the laws of Hong Kong.

MS Health HK, as a wholly-owned subsidiary of MS Health BVI, is a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Zhejiang Xi’an Health. Zhejiang Xi’an Health wholly owns Hangzhou Xi’an.

Zhejiang Xi’an Health, as a wholly foreign-owned enterprise, was incorporated by MS Health HK on March 4, 2024 under the laws of the PRC.

Hangzhou Xi’an was incorporated in Hangzhou, Zhejiang province under the PRC laws on July 1, 2015, currently with a registered capital of RMB 10.88 million. As of December 2023, Shanghai Mountain&Sea held an 85% equity interest in Hangzhou Xi’an, with Ms. Linman Xiong holding the remaining 15% equity interest.

In January 2024, a 5% equity interest of Hangzhou Xi’an was transferred by Shanghai Mountain&Sea to Von Krone Limited, a limited company incorporated in Hong Kong. Following the transfer, Shanghai Mountain&Sea held 80% of the equity interest in Hangzhou Xi’an, Ms. Linman Xiong held 15% of the equity interest in Hangzhou Xi’an, and Von Krone Limited held 5% of the equity interest in Hangzhou Xi’an.

In March 2024, Zhejiang Xi’an Health acquired all equity interests of Hangzhou Xi’an, with a consideration of RMB 23.60 million. As a result, Hangzhou Xi’an became a directly wholly-owned subsidiary of Zhejiang Xi’an Health.

Our PRC Subsidiaries

Our operations in China are primarily conducted by our PRC Subsidiaries. Below is a brief description of our PRC Subsidiaries:

Zhejiang Xi’an Health or WFOE is a wholly-owned subsidiary of MS Health HK, incorporated in Zhejiang province under PRC law on March 4, 2024. Zhejiang Xi’an Health currently has a registered capital of RMB 10 million, primarily engaged in health consultation services, excluding diagnostic and treatment services, remote health management, retail sale and wholesale of agricultural products.

Hangzhou Xi’an was incorporated in Hangzhou, Zhejiang province under PRC law on July 1, 2015, currently with a registered capital of RMB 10.88 million. As of January 2024, Hangzhou Xi’an was 80% controlled by Shanghai Mountain&Sea Investment Group Co., Ltd., or Shanghai Mountain&Sea, a related party controlled by our Chief Executive Officer, Mr. Xiong Xiong. Subsequently, all of the equity interest of Hangzhou Xi’an was transferred to Zhejiang Xi’an Health in March 2024, with a consideration of RMB 23.60 million. After such transfer, Hangzhou Xi’an became a wholly-owned subsidiary of Zhejiang Xi’an Health, primarily engaged in health food, hotel accommodation and health camp and health management business.

Our current corporate structure does not contain any VIE structures in the PRC and neither we nor any of our subsidiaries have any current intention establishing any VIEs in the PRC in the future. As of the date of this prospectus, substantially all of our business is conducted by Hangzhou Xi’an.

MS Health was incorporated in the Cayman Islands under the laws of the Cayman Islands as an exempted company with limited liability. MS Health’s authorized share capital is $50,000 divided into 475,350,000 Class A Ordinary Shares with par value of $0.0001 each and 24,650,000 Class B Ordinary Shares with par value of $0.0001 each.

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Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

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Selected Consolidated Financial Data

The following selected consolidated financial data for the years ended June 30, 2023 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the years ended June 30,
	2023	2022
Total revenue	$7,553,043	$7,073,559
Cost of sales	(4,240,141)	(3,561,120)
Gross profit	3,312,902	3,512,439
Total operating expenses	(1,711,218)	(2,025,110)
Income from operations	1,601,684	1,487,329
Total other income, net	49,031	175,392
Income tax expense	(413,342)	(424,014)
NET INCOME	1,237,373	1,238,707
Foreign currency translation adjustment, net of income tax	245,501	95,695
Comprehensive income	1,482,874	1,334,402
Weighted average number of ordinary shares - Basic and diluted	29,000,000	29,000,000
NET INCOME PER SHARE – BASIC AND DILUTED	$0.04	$0.04

SUMMARY CONSOLIDATED BALANCE SHEETS

	For the years ended June 30,
	2023	2022
Cash and cash equivalents	$1,107,203	$234,291
Total current assets	4,591,316	2,938,318
Plant and equipment, net	95,677	131,353
Total non-current assets	620,604	643,584
Total assets	5,211,920	3,581,902
Total current liabilities	1,433,320	686,348
Total non-current liabilities	234,589	343,415
Total liabilities	1,667,909	1,029,763
Total shareholders’ equity	3,544,011	2,552,139

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our results of operations and financial condition in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus.

Overview

We are a Cayman Islands company incorporated on September 27, 2022, and conduct our business in China through our PRC Subsidiaries. Our core business involves providing health solutions to the middle-aged and elderly populations, encompassing various health management services, health products, accommodation services and health camps in China. Our inception was driven by the vision to deliver holistic health solutions specifically for the middle-aged and elderly populations. We strategically operate in several major cities, including Shanghai, Hangzhou, Jiaxing, Anji, Weihai, Huangshan and Liyang, where we offer diverse services and products designed to meet the needs and expectations of our customers. Our evolution reflects our deep understanding of the elderly care and wellness industry, coupled with a responsive approach to the dynamic health requirements of modern society.

Central to our business is our comprehensive health management model. This model integrates various health services and products, catering to the full spectrum of health and wellness needs. It encompasses key aspects ranging from preventative health measures and routine wellness checks to mental health support, lifestyle management, wellness tourism and a variety of daily health products. We believe our model excels in delivering an integrated health experience, where each service and product complements one another, ensuring a holistic approach to enhancing our customers’ well-being.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact its industry including, among others, economic, political, and social conditions in the PRC, any material change in customer demand for its products and services, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

The Ability to Retain a Growing Customer Pool

Our business’s success significantly hinges on the ability to retain existing customers and develop new customers as members. Customer retention is crucial for sustainable growth and profitability. Our management understands that maintaining a strong relationship with the current customer base ensures steady revenue streams and enhances brand loyalty. To achieve this, the management continuously focuses on customer satisfaction through personalized services, loyalty programs, and regular feedback mechanisms. Investing in customer relationship management systems also plays a vital role in understanding customer needs and preferences, which aids in tailored service offerings and improves customer retention rates. Although the management is fairly confident that it will be able to retain existing customers and gain revenue through repeat purchase, there is possibility that the loss of existing customer or the decrease willingness to repeat purchase may influence the financial performance. The management may not be able to accurately predict future trends to retain existing customer or obtain new customers due to factors such as level of satisfaction with our capacities and cost of our services as well as products, as well as factors beyond control, such as level of competition from competitors.

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The Ability to Respond to Rapid Changes in Technologies or Requirements

The dynamic nature of the technology landscape, especially in the healthcare, e-commerce, and online accommodation sectors, presents both challenges and opportunities. Our operational results depend on the management’s agility in adapting to these rapid changes. This involves investing in new technologies, training workforce to be adept with emerging tools and trends, and continuously innovating service offerings. Also, since most of customers are aged people who might not be familiar with latest applications, the management shall always update out service interface with user friendly operation for elder people. Our proactive approach in adopting the latest technologies ensures we are well-equipped to meet evolving customer requirements and industry standards, thereby maintaining competitive edge. If we fail to do so, the ability to retain our customers will be impaired.

The Ability to Continuously Maintain an Abundance of Choice in Hotel Offerings

Diversity and quality in hotel offerings are key factors that influence our operational outcomes. The ability to provide an abundance of choices in hotel accommodations plays a significant role in attracting a wide range of customers with varying preferences and budgets. The management strives to maintain strong relationships with hotel partners and continuously explore new collaborations to expand portfolio. This strategy not only enhances customer satisfaction but also contributes to revenue diversification. Regular market analysis and customer trend studies help us in strategically expanding our hotel offerings to meet the dynamic demands of the market. Since our hotel offering clustered in several provinces, the distribution of our hotels and the number of new partner hotels may affect the development in business.

The Ability to Manage and Develop a Steady Supply Chain of Selected Products

The efficiency and reliability of supply chain for selected products are pivotal in determining our operational success. A steady and well-managed supply chain ensures uninterrupted availability of products, contributing to customer satisfaction and retention. The management focuses on building robust relationships with suppliers, employing effective inventory management techniques, and utilizing data analytics for demand forecasting. This approach aids in mitigating risks associated with supply chain disruptions and ensures we can efficiently cater to customer needs. Additionally, the commitment to sustainability and ethical sourcing in the supply chain practices not only aligns with our corporate values but also resonates positively with our customers.

The Ability to Satisfy Customers with Quality Health Management Services

The quality of health management services is a cornerstone in determining the success of our operations. Our commitment to offering high-quality health management services is integral to customer satisfaction and retention, especially in a market where health and wellness are increasingly prioritized. To ensure high standards, the management focuses on several key areas such as personalized health solutions, expertise and staff training, incorporating technology in health management, regular quality assessments and improvement, collaboration with medical professionals and institutions. If our health consultants are understaffed or unable to consistently provide high-quality customer service, it may lead to a decrease in customer satisfaction and loss of customers, which in turn could lead to a decrease in revenue from other business lines.

COVID-19 Impact

Our business has been adversely affected by the COVID-19 pandemic. The World Health Organization declared the COVID-19 a pandemic on March 11, 2020. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures to try to contain the spread of COVID-19. Businesses in China, including the us, had to scale back or suspended operations in late 2019 to early 2020, when the pandemic was at its peak.

As a result of the shelter-in-place orders and travel restrictions imposed by the Chinese government, our sales operations were periodically suspended, significantly affecting sales from March to June 2022. We resumed our business in June 2022.

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Subsequently, in early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave of infections after the lifting of these restrictions. Although the spread of the COVID-19 appears to be under control as of the date of this prospectus, the extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted, and we may have to scale back again in the future. If this pandemic persists, commercial activities throughout the world could be further curtailed with decreased consumer spending, business operation disruptions, interrupted supply chains, difficulties in travel, and reduced workforces. As such, the extent to which the COVID-19 pandemic may impact our operations and financial results in the long-run will depend on its further developments in China and worldwide, which we cannot predict with a reasonable degree of certainty.

Key Components of Results of Operations for the Years Ended June 30, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,		Changes
	2023	2022	Amount	%
Net revenue	$7,553,043	$7,073,559	$479,484	6.78%
Cost of revenue	(4,240,141)	(3,561,120)	(679,021)	19.07%
Gross profit	3,312,902	3,512,439	(199,537)	(5.68)%
Operating expenses:
Selling expenses	(882,339)	(1,246,195)	363,856	(29.20)%
General and administrative expenses	(744,609)	(771,109)	26,500	(3.44)%
Research and development expenses	(84,270)	(7,806)	(76,464)	979.55%
Total operating expenses	(1,711,218)	(2,025,110)	313,892	(15.50)%
Income from operations	1,601,684	1,487,329	114,355	7.69%
Other income (expenses):
Interest income	29,327	45,073	(15,746)	(34.93)%
Other income	20,787	130,437	(109,650)	(84.06)%
Other expenses	(1,083)	(118)	(965)	817.80%
Total other income, net	49,031	175,392	(126,361)	(72.04)%
Income before income tax	1,650,715	1,662,721	(12,006)	(0.72)%
Income tax expense	(413,342)	(424,014)	10,672	(2.52)%
Net income	$1,237,373	$1,238,707	$(1,334)	(0.11)%

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). We derive revenue primarily from the sales of selected products, health camps, health management services, accommodation services and health foods.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the years ended June 30,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Select Products	$223,295	2.96%	$295,291	4.18%	$(71,996)	(24.38)%
Health Camps	1,005,890	13.32%	409,015	5.78%	596,875	145.93%
Health Management Services	161,766	2.14%	201,750	2.85%	(39,984)	(19.82)%
Accommodation Services	3,700,388	48.99%	1,927,065	27.24%	1,773,323	92.02%
Health Foods	2,461,704	32.59%	4,240,438	59.95%	(1,778,734)	(41.95)%
Total revenue	$7,553,043	100.00%	$7,073,559	100.00%	$479,484	6.78%

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Compared with net revenue for the year ended June 30, 2022, our revenue increased by $0.48 million, or 6.78%, for the year ended June 30, 2023, which was primarily attributable to (i) a decrease in sales of selected products, by approximately $0.07 million, mainly due to we are gradually reducing manpower or resources in sales of select products; (ii) an increase in sales of health camps by approximately $0.60 million, mainly due to the resumption of our business in June 2022 after the peak season of COVID-19; (iii) a decrease in sales of health management services by approximately $0.04 million; (iv) an increase in sales of accommodation services by approximately $1.77 million, which was mainly attributed to the loosening of zero-COVID policy in December 2022, and an increase in the number of collaborating hotels from 49 in 2022 to 82 in 2023; and (v) a decrease in sales of health foods by approximately $1.78 million due to the decrease in the number of distributors from 33 in fiscal year 2022 to two in fiscal year 2023.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of products sold, (ii) sales tax and additions, and (iii) other costs related to the business operations.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the years ended June 30,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Select Products	$199,946	4.71%	$239,597	6.72%	$(39,651)	(16.55)%
Health Camps	978,101	23.07%	387,651	10.89%	590,450	152.31%
Accommodation Services	2,538,482	59.87%	1,722,092	48.36%	816,390	47.41%
Health Foods	523,612	12.35%	1,211,780	34.03%	(688,168)	(56.79)%
Total cost of revenue	$4,240,141	100.00%	$3,561,120	100.00%	$679,021	19.07%

Our cost of revenue increased by 19.07% from approximately $3.56 million for the year ended June 30, 2022, to approximately $4.24 million for the year ended June 30, 2023. The increase was primarily attributable to our business growth and an increase in sales of health camps, health management services and accommodation services.

The year-to-year percentage increase in the sales revenue of accommodation services, which was 92.02%, is higher than the percentage increase in the cost of revenue of accommodation services, which was 47.41%, primarily because we initiated direct contracts with corporate hotels since April 2022, enabling a reduction in our cost of revenue for accommodation services.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended June 30, 2023 and 2022, our gross profit was approximately $3.31 million and $3.51 million, respectively, and our gross profit margins were 43.86% and 49.66%, respectively.

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The following table sets forth our gross profit and gross profit margin for the periods indicated.

	For the years ended June 30,
	2023		2022		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Select Products	$23,349	10.46%	$55,694	18.86%	$(32,345)	(58.08)%
Health Camps	27,789	2.76%	21,364	5.22%	6,425	30.07%
Health Management Services	161,766	100.00%	201,750	100.00%	(39,984)	(19,82)%
Accommodation Services	1,161,906	31.40%	204,973	10.64%	956,933	466.86%
Health Foods	1,938,092	78.73%	3,028,658	71.42%	(1,090,566)	(36.01)%
Total gross profit	$3,312, 902	43.86%	$3,512,439	49.66%	$(199,537)	(5.68)%

Compared with the gross profit for the year ended June 30, 2022, our gross profit decreased by approximately $0.20 million, or 5.68%, for the year ended June 30, 2023, and the gross profit margin decreased from 49.66% to 43.86%, mainly due to (i) a decrease in gross profit from sales of selected products, by approximately $0.03 million; (ii) an increase in gross profit from sales of health camps by approximately $6,425; (iii) a decrease in gross profit from sales of health management services by approximately $0.04 million; (iv) an increase in gross profit from sales of accommodation services by approximately $0.95 million; and (v) a decrease in gross profit from sales of health foods by approximately $1.09 million. The decrease in gross profit can be attributed primarily to the decrease in sales of health foods and a decrease in related cost of sales.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended June 30, 2023 and 2022.

	For the year ended June 30,
	2023		2022		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	882,339	11.68%	1,246,195	17.62%	(363,856)	(29.20)%
General and administrative expenses	744,609	9.86%	771,109	10.90%	(26,500)	(3.44)%
Research and development expenses	84,270	1.12%	7,806	0.11%	76,464	979.55%
Total operating expenses	$1,711,218	22.66%	$2,025,110	28.63%	$(313,892)	(15.50)%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses.

Our selling expenses decreased by 29.2% from approximately $1.25 million for the year ended June 30, 2022, to $0.88 million for the year ended June 30, 2023. The decrease was mainly due to the decrease in packing costs and commission fees of health foods. The decrease in packaging costs is due to the Company’s centralized procurement of a batch of packaging materials in 2022. The decrease in commission fees is attributed to lower sales of health food in 2023 compared to 2022.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for our administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, and consulting fees we paid in connection with our planned initial public offering, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conference, and other miscellaneous expenses for administrative purposes.

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Our general and administrative expenses decreased by 3.44% from approximately $0.77 million for the year ended June 30, 2022, to $0.74 million for the year ended June 30, 2023. This decrease was mainly due to the legal fees of approximately of $0.09 million related to IPO consulting for the Hong Kong market, which were paid by the Company in the fiscal year 2022.

Research and development expenses

Research and development expenses are mainly comprised of costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 979.55% from approximately $7,806 for the year ended June 30, 2022, to approximately $0.08 million for the year ended June 30, 2023, which was primarily attributable to the increase of software development costs of approximately $9,913 related to new functionalities on the Company’s online sales platform, and an increase of online platform maintenance fees of approximately of $0.04 million.

Other income (expenses)

Other income (expenses) primarily consists of (i) tax beneficiary income under the 15% additional tax credit policy; and (ii) income related to accounts payables written-off.

Our other income decreased from approximately $0.13 million for the year ended June 30, 2022, to approximately $0.02 million for the year ended June 30, 2023, primarily due to the decrease in tax beneficiaries under the 15% additional tax credit policy.

Our other expense increased from approximately $118 for the year ended June 30, 2022, to approximately $1,083 for the year ended June 30, 2023, primarily due to the payment in October 2022 for compensation for online infringement.

Income tax expenses

Cayman Islands and British Virgin Islands (the “BVI”)

We are incorporated in the Cayman Islands and our wholly owned subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

Our income tax expense was $0.42 million for the year ended June 30, 2022, with a decrease of $0.01 million, or 2.52% compared to income tax expense of $0.41 million for the year ended June 30, 2023.

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Net income (loss)

As a result of the foregoing, our net income decreased by 0.11%, from approximately $1,238 thousand for the year ended June 30, 2022, to approximately $1,237 thousand for the year ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2023, we had $1.11 million in cash. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations. Most of our cash resources were used to purchase costs for goods and services, salaries, selling expenses, rental expenses, income taxes, and others. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our principal shareholders. Since our current and anticipated future sources of liquidity are insufficient to fund our future business activities, we may be required to seek additional equity or debt financing. The sales of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected. See “Risk Factors — Risks Relating to Our Business and Industry — We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Indebtedness. As of June 30, 2023, we did not have any debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We do not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of June 30, 2023 amounted to approximately $3.16 million, compared to approximately $2.25 million as of June 30, 2022.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that the income generated from our current operations can satisfy our daily working capital needs over the next 12 months, our daily working capital mainly includes day-to-day operational expenses, such as wages, and other operational cash needs. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

For the Year Ended June 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$759,793	$(1,880,938)
Net cash provided by investing activities	274,713	749,220
Net cash used in financing activities	(128,745)	977,811
Effect of exchange rate changes on cash held in foreign currencies	(32,849)	(3,361)
Net increase (decrease) in cash	872,912	(157,268)
Cash at beginning of the year	234,291	391,559
Cash at end of the year	$1,107,203	$234,291

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Operating activities

For the year ended June 30, 2023, our net cash provided by operating activities was $0.76 million, which was primarily attributable to (i) an increase of approximately $1.51 million of accounts receivable due to the increase of revenue; (ii) an increase of accounts payable by approximately $0.60 million due to the increase of purchase; and (iii) an increase of advance to suppliers by approximately $0.08 million, which is also related to the increase of revenue.

For the year ended June 30, 2022, our net cash used in operating activities was $1.88 million, which was primarily attributable to (i) an increase of approximately $0.31 million of accounts receivable due to the increase of revenue; (ii) a decrease of accounts payable by approximately $2.54 million due to the decrease of purchases; and (iii) an increase of right-of-use assets by approximately $0.49 million due to a new operating lease agreement that was obtained in fiscal year 2022.

Investing activities

For the year ended June 30, 2023, our net cash provided by investing activities was $0.27 million, which was primarily attributable to an increase of process from short-term investments.

For the year ended June 30, 2022, our net cash provided by investing activities was $0.75 million, which was primarily attributable to an increase of process from short-term investments.

Financing activities

For the year ended June 30, 2023, our net cash used in financing activities was $0.13 million, which was primarily attributable to an increase of deferred offering costs related to legal, accounting, printing and other IPO offering related costs.

For the year ended June 30, 2022, our net cash provided by financing activities was $0.98, which was primarily attributable to an increase of proceeds financed from related parties.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2023 and 2022.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

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Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in our consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. The inputs into our judgments and estimates consider the economic implications of the COVID-19 pandemic on our critical and significant accounting estimates.

Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and creditworthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Inventories

Inventory, primarily consisting of raw materials, finished goods, goods shipped in transit, and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended June 30, 2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

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We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded when we are acting in the capacity of a principal is reported on a gross basis, equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded when we are acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is also dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified.

Revenue from sales of selected products

We generate revenue from the sales of selected products to customers and enter into contracts with customers as a principal. The contracts contain one performance obligation, which is providing selected products to customers. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective.

Revenue generated from sales of selected products is recognized on a gross basis due to the following reasons:

1) We are the primary obligor in the sales transaction and responsible for providing products and service. 2) We are responsible for after-sales service. We will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) We select suppliers and run the entire sales process. 4) We set the product price and have control over the entire transaction.

Revenue from sales of health camps

We generate revenue from the sales of health camps and enter into contracts with customers as a principal. The contracts contain one performance obligation, which is providing health camps services to customers. We recognized revenue at a specific point in time, which occurs once we have fulfilled its obligation to provide health camps services (termination date of the travel service), with no further obligations remaining on either party.

Revenue generated from sales of health camps is recognized on a gross basis due to the following reasons:

1) We are the primary obligor in the sales transaction and responsible for providing services. 2) We are responsible for after-sales service. We will first indemnify customers and then request reimbursements from suppliers if the suppliers are determined to be responsible for after-sales services. 3) We select suppliers and run the entire sales process. 4) We set the service price and have control over the entire transaction.

Revenue from sales of health management services

We receive commissions from health management suppliers through our transaction and service platform. We signed formal sales agreements with the health management supply company and our performance obligation is to introduce clients to the health management supply company through our online platform and offline channels, and to successfully enable clients to engage with the health management services. Our contracts are on a fixed rate basis, with the commission being charged based on a fixed percentage of the contract amount signed with customers and the health management supply company. We recognized revenue at a specific point in time, which occurs once the health management supply company has fulfilled its obligation of providing health management services to customers.

Revenue generated from sales of health management services is recognized on a net basis because we are acting as an agent.

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Revenue from sales of accommodation services

We generate revenue from the sales of accommodation services and enter into contracts with customers as a principal. The contracts contain one performance obligation, which is providing accommodation services to customers. We recognize revenue on a daily basis when hotel rooms are occupied.

Revenue generated from sales of accommodation services is recognized on a gross basis due to the following reasons:

1) We are the primary obligor in the sales transaction and responsible for providing services. 2) We are responsible for after-sales service. We will first indemnify customers and then request reimbursements from suppliers if the suppliers are determined to be responsible for after-sales services. 3) We select suppliers and run the entire sales process. 4) We set the service price and have control over the entire transaction.

Revenue from sales of health foods

We generate revenue from the sales of health foods and enter into contracts with customers as a principal. The contracts contain one performance obligation, which is providing health foods to customers. We recognized revenue at a specific point in time, which occurs once we have fulfilled our obligation of delivering products and the customer has accepted them, with no further obligations remaining on either party.

Revenue generated from sales of health foods is recognized on a gross basis due to the following reasons:

1) We are primarily responsible for fulfilling the promise to provide the specified goods or services. 2) We are subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers. 3) We have discretion in establishing the price of the specified goods or services.

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of June 30, 2023 and 2022, other than accounts receivable and advances from customers, we had no other material contract assets, contract liabilities, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Our disaggregation of revenue for the year ended June 30, 2023 and 2022 are as follows:

	For the year ended June 30,
	2023	2022
Revenue from sales of select products	$223,295	$295,291
Revenue from sales of health camps	1,005,890	409,015
Revenue from sales of health management services	161,766	201,750
Revenue from sales of accommodation services	3,700,388	1,927,065
Revenue from sales of health foods	2,461,704	4,240,438
Total revenue	$7,553,043	$7,073,559

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Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe there were no uncertain tax positions on June 30, 2023 and 2022.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2023, the tax years for our affiliated entities in the PRC remained open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2023 and 2022.

Foreign currency translation

Our functional and reporting currency is the U.S. dollars. Our Operating Entity in China uses Renminbi as the functional currency.

The financial statements of our Company and our subsidiaries are translated into U.S. dollars using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For us, except for the shareholders’ equity, the balance sheet accounts on June 30,2023 and 2022 were translated at RMB7.2513 to $1.00 and RMB6.6981 to $1.00 respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended June 30, 2023 and 2022 were RMB6.9536 to $1.00 and RMB6.4554 to $1.00 respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for Subtopic 470-20 and Subtopic 815-40. ASU 2020-06 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15,2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on our financial position, result of operations, or cash flows.

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Industry Overview

Overview of Elderly Population in China

According to iiMedia Research1, the aging of China’s population has become an irreversible trend. In 2021, the market size of China’s pension industry reached RMB 8.8 trillion, and it further increased to RMB 10.3 trillion in 2022. In China, the proportion of the elderly population over 65 years old is currently 14.2%, and this aging process is accelerating. The pension industry is experiencing significant growth, especially in cities such as Shanghai, Beijing, and Chongqing. As of the end of 2021, China’s total population was 1.4126 billion, of which the elderly population over 65 years reached 200.56 million, indicating the substantial size of the elderly population.

Features of China’s Elderly Population

The aging phenomenon in China has shown unique characteristics, including the challenge of “aging before adequate preparation”. The elderly population is highly heterogeneous, with diverse levels of demand, large regional and urban-rural differences, and severe challenges in rural areas. As the aging process persists, the elderly population will encounter issues such as weakening family functions, limited payment channels for pension services, and rising demand for medical care.

Market Demands

In the context of an aging society, the demand for services and products among middle-aged and elderly people is increasing. Their requirements extend beyond basic healthcare services and products to a focus on enhancing their quality of life. This includes interests in leisure and entertainment, mental health, and social activities. The diversification and segmentation of these needs have created new business opportunities for the health management and elderly service industries.

Policy and Market Environment

According to the “14th Five-Year Plan” for the Development of National Aging Business and the Pension Service System issued by the State Council2, the Chinese government attaches great importance to the issue of aging, regarding it as a strategic and overall issue in the modernization of the national governance system and governance capacity. The active policies play a positive role in promoting the development of pension. At present, cross-sector cooperation in the pension market, such as finance, healthcare, and real estate, has become the norm, reflecting the active participation and organic integration of multiple actors. This has provided new impetus and perspectives for the development of the pension industry.

1 Source:

https://www.iimedia.cn/c400/85974.html.

2 Source:

https://www.gov.cn/gongbao/content/2022/content_5678066.htm?eqid=a5ba8e4a0001795200000004646c6b5 a.

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Products and Services for Middle-aged and Elderly Populations in China

Health Product Market

According to iiMedia Research3, in 2020, the market size of health care products for the elderly in China exceeded RMB 150 billion. With the increase in the country’s per capita GDP and trends in consumers’ willingness to consume health food, the market size of health food is expected to increase to RMB 270.8 billion in 2021. Health products have gradually shifted from high-end consumer goods to essential dietary supplements. With the deepening of aging, health care products have become daily needs. As the aging trend accelerates, the demand for health products among middle-aged and elderly people is increasing. The “Dietary Guidelines for Chinese Elderly”4 emphasizes the importance of rational diet for the health of the elderly, while the “2022 National Health Insight Report” shows that the eating habits of middle-aged and elderly people tend to be healthy.

Health Management Service Market

As China undergoes the transition into an aging society, the demand for products and services such as elderly care is expected to grow. According to China National Health Commission, beyond 2035, the proportion of people aged 60 and above in the total population may exceed 30%5. Enterprises specializing in elderly care are inclined to offer comprehensive medical and nursing integrated care services, strategically incorporating technology adoption for the digital transformation of the “medical and health insurance” ecosystem. The demand for health management services among middle-aged and elderly people is evolving towards more personalized and diversified options. They pursue higher quality services, including personalized health management plans, customized rehabilitation plans, and professional mental health support.

Wellness Tourism Market

According to the “Guidelines for Health Tourism Institutions (Draft for Comments)” issued by the National Technical Committee for Tourism Standardization in 20216, the market size of China’s health tourism reached a nearly RMB 90 billion, and it is expected to reach RMB 163 billion by 2028. The growth of this market is driven by the increasing demand of the middle-aged and elderly populations for health and physical fitness. “The active elderly”, a new generation of the elderly population who are economically independent and open-minded, is becoming a key force in the health care and wellness tourism sector. This group is more amenable to embracing changes and exhibits substantial demand for consumer products, entertainment services, quality vacations and health management. With China progressing into an aging society, middle-aged and elderly people are assuming a pivotal role as an important consumer group in the tourism market. A recent market analysis 7 shows that the market size of middle-aged and elderly tourism has shown a trend of recovery and prosperity after the epidemic.1

Market Trend and Opportunities

The main growth trends and opportunities faced by the middle-aged and elderly market include:

Accelerated Trend of Aging Population

The aging of the Chinese population is accelerating significantly, and it is expected that China will enter a moderate aging society during the 14th Five-Year Plan period. The arrival of an aging society implies a substantial rise in demand for related products and services, including pension, health management, and health tourism.

1 Source: https://www.163.com/dy/article/HNVKIPU305385HGT.html

3 Source: https://www.163.com/dy/article/G3M37NJ80514A1HE.html

4 Source: https://m.dxy.com/article/91024.

5 Source: https://www.chinanews.com.cn/m/sh/2022/09-22/9857895.shtml.

6 Source: http://meili.group/index/RuralVitalization/143.html

7 Source: http://t.10jqka.com.cn/pid_323080802.shtml

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Development of the Elderly Care Industry

The development of the elderly care industry has attracted capital interest, leading to increased participation from various enterprises. The elderly care service industry is trending towards branding, scalability, and autonomy, with specialized elderly care emerging as the primary focus in developing service models. This encompasses various forms of elderly care, shaping a smart and healthy ecosystem for elderly care.

Challenges and Opportunities in Digital Age

In an era of aging society and digitalization, information technology not only empowers individuals, but also brings distinct digital divide to the elderly. A large number of elderly people lack the skills to use new media and the motivation to learn new media technology, resulting in a relatively low usage rate of smartphones. This challenge is also an opportunity, which means there is huge market potential for products and services aimed at solving these problems by adopting user-friendly and digitalized technologies.

The Potential of Health Industry

As people’s awareness of healthcare advances, the health industry, especially the market for health product and service market catering for middle-aged and elderly people, is showing great potential. The health care product industry, considered a fundamental need for the middle-aged and elderly, has become an important component of the broader elderly care industry. As the demands from the middle-aged and elderly populations become more varied and diverse, there are opportunities for business that offer comprehensive yet specialized solutions for this group.

Rapid Growth of Health Tourism Market

The rapid growth of the health tourism market is a result of the growing demand from the middle-aged and elderly individuals seeking both physical and mental fitness. With the development of the economy and society, we believe health tourism, characterized by planned transportation, carefully selected destinations and accommodations, specialized activities, and health-conscious dining, has become a market with development potential and less competitors.

In summary, the Chinese middle-aged and elderly market is facing unprecedented development opportunities and challenges. As the aging process accelerates and the consumption demand within this demographic diversify, we believe this market is poised for continuous expansion, offering substantial growth prospects for health product, health management, wellness tourism and other related industries. Simultaneously, the health-conscious mindset and pursuit of enjoyment among this demographic also present opportunities for innovation in related products and services.

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Business

Overview

We are a Cayman Islands company incorporated on September 27, 2022 and conduct our business in China through our PRC Subsidiaries. Our core business involves providing health solutions to the middle-aged and elderly populations, encompassing various health management services, health products, accommodation services and health camps in China. Our inception was driven by the vision to deliver holistic health solutions specifically for the middle-aged and elderly populations. We strategically operate in several major cities, including Shanghai, Hangzhou, Jiaxing, Anji, Weihai, Huangshan and Liyang, where we offer diverse services and products designed to meet the needs and expectations of our customers. Our evolution reflects our deep understanding of the elderly care and wellness industry, coupled with a responsive approach to the dynamic health requirements of modern society.

Central to our business is our comprehensive health management model. This model integrates various health services and products, catering to the full spectrum of health and wellness needs. It encompasses key aspects ranging from preventative health measures and routine wellness checks to mental health support, lifestyle management, wellness tourism and a variety of daily health products. We believe our model excels in delivering an integrated health experience, where each service and product complements one another, ensuring a holistic approach to enhancing our customers’ well-being.

Our goal is to assist customers in maintaining good physical and mental well-being. We design, source, integrate, manage, and provide a series of products and services through managed campaign and activities, user-friendly online applications and convenient offline customer touchpoints. Our business is categorized into five main sections:

Health Management Services. This is a key part of our business, providing health assessments and ongoing health monitoring through a team of well-trained in-house health consultants who work closely with customers and a team of external health consultants from professional health care institutions. While some of these services are typically free for our customers, others may be referred to third-party institutions for professional consultation and treatment. The health management services act as a nexus for other business lines.

Selected Products. We offer a curated selection of health and wellness products including selected agriculture products and health dietary supplements, as well as a selection of quality daily groceries, through a user-friendly online platform. These products are carefully sourced and selected, especially for middle-aged and elderly customers.

Health Foods. We focus on offering dietary and supplementary food products designed to meet the specific nutritional needs of the middle-aged and elderly. These products are manufactured and supplied by key partners and are available in various offline sales scenarios.

Accommodation Services. We collaborate with hotels of different grades and styles to provide comfortable and health-focused accommodations. These hotels and vacation resorts, located in selected tourist locations and wellness sites, are available for booking through our internal online booking system.

Health Camps. Together with our travel agency partners, we create travel experiences that are not just leisurely but also contribute to health and well-being. Our health camps offer a complete experience, including comfortable accommodations, healthy meals, beautiful scenery, interesting activities, and convenient transportation. These camps aim to help customers maintain a healthy lifestyle and reduce physical and mental stress.

We have operated an online marketplace which is developed and maintained by a third-party technology supplier. It features a user-friendly interface for middle-aged and elderly customers. The online marketplace is accessible to our customers through a WeChat mini-program, namely Le Yang Yun (乐养云). Through this platform, our customers can create membership accounts, place orders for selected products, or book hotel rooms.

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Our strategic alliances with various hotels of different grades, travel agencies, reputable health product suppliers and external health consultants are vital to our business model. These partnerships allow us to offer quality services suitable for our customers, ensuring that every aspect of their health journey is catered to with excellence and care. We leverage resources from our affiliated entity, Shanghai Mountain&Sea Investment Group Co., Ltd., a related party controlled by our director and Chief Executive Officer, Xiong Xiong, as well as its affiliates, and manage a stringent process to select appropriate service and product suppliers.

Our primary customers include individuals aged between 50 and 75, a demographic group that values quality of life and wellness. Our membership model, built with a profound understanding of these customers’ preferences, offers a blend of exclusivity and personalized service. Members enjoy various benefits, including customized health plans, priority access to services, and a loyalty rewards program.

The rapidly aging population in China presents a unique opportunity for us. We believe we are strategically positioned to address the growing demand for specialized health services tailored for the middle-aged and elderly populations. Our business model, products, services, and strategies align with the China’s national focus on improving the quality of life for the aging population. Additionally, the COVID-19 pandemic has intensified health management concerns, particularly among middle-aged and elderly populations who have been more impacted by the epidemic. Their growing demand for comprehensive health management is expected to drive the growth in our business.

Our capabilities span from careful customer operation and robust supply chain management to expert customer service and comprehensive health management solutions. Our ability to integrate various health services under one umbrella and our commitment to quality and customer satisfaction are key drivers of the effective operation of our business.

In financial terms, we have shown resilience and stability over the past two years. We generate revenue through five business categories: selected products, health camps, health management services, accommodation services, and health foods. For the twelve months ended June 30, 2022, and June 30, 2023, our total revenue was $7,073,559 and $7,553,043, respectively, with operating income of $1,487,329 and $1,601,684, respectively. Despite the impact of COVID-19 in the past two fiscal years, our financial stability and upward trajectory reflect the effectiveness of our business strategies and the growing market demand for comprehensive health management services.

Our Competitive Strengths

Integration of Diverse Services and Products

We strive to establish a unique ability to stand out in the health management sector to blend a varying services and products into a comprehensive health management solution. This integration goes beyond merely offering a variety, but rather is about creating a seamless connection between different services to deliver a complete health experience dedicated for the middle-aged and elderly populations. Our offerings include thorough health testing and ongoing health monitoring, customized dietary plans, wellness-oriented travel, and comfortable accommodation services, all intricately linked to support the ongoing health needs of our clients. This level of integration showcases our deep understanding of the complex health needs of our customers, particularly the middle-aged and elderly, and our dedication to providing a solution that covers important aspects of their health and well-being. Unlike many competitors, our focus on the needs of the middle-aged and elderly customer group is a significant differentiator, showcasing our commitment to this demographic.

Understanding of Middle-Aged and Elderly Customer Needs

A key aspect of our competitive advantage is our deep understanding of the needs and preferences of our primarily focused customer group, the middle-aged and elderly. We recognize that the health concerns of the middle-aged and elderly are multifaceted, encompassing physical health, mental well-being, social engagement, and overall lifestyle enhancement. Our services are specifically tailored to address these varied needs, going beyond mere functionality to resonate on an emotional level with our customers. This deep comprehension of our customer requirements allow us to develop services that foster trust and loyalty, enhancing our customers’ quality of life and increasing the likelihood of their continued engagement with our offerings.

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Customized Value-Added Services for Enhanced Customer Engagement

Our approach to customer engagement includes the development and integration of a range of value-added services, specifically designed to deepen the relationship between us and our customers. These services extend beyond basic health management, offering benefits and experiences that enhance the overall customer experience with us. Access to exclusive health seminars, personalized health consultations, and wellness events exclusive to our members are some examples of these offerings. These services not only increase the value we provide to our customers but also foster a sense of belonging and loyalty, positioning us as not just a service provider but as a key partner in their health management process.

Extensive Resources in Hotels and Health Products

Our strength is further enhanced by our extensive resources in various graded hotel partnerships and a broad range of health products. Collaborating with quality hotels ensures that our customers have access to accommodations that are not only comfortable but also conducive to promoting health and well-being such as enhancement of sleep management. Similarly, our line of health products is meticulously selected to meet industrial standards of quality and effectiveness, ensuring our customers have access to the best possible products to support their health objectives.

Experienced and Knowledgeable Management Team

The strategic direction and continued success of our company are driven by a management team comprising individuals with extensive knowledge and experience in various fields of health management. This team’s expertise and visionary leadership are instrumental in navigating the complex health market, fostering innovation, and ensuring that we remain at the forefront of the health management industry. Their guidance and insight are invaluable assets to our company, enabling us to continuously improve our services and maintain our position as a leader in the industry.

Our Business Strategies

Expanding Market Reach

To extend our market reach, we plan to collaborate with external distributors. This move is designed to grow our distribution network, helping us reach new customers and areas. Leveraging the strengths of these distributors, we believe we can expand our operations and increase our presence in new markets.

Expanding Hotel and Travel Destination Network

We plan to significantly increase our network of hotels and travel destinations. This expansion will offer our customers more options for health-focused travel and accommodations. Partnering with additional hotels and travel agencies as well as exploring new wellness destinations should allow us to provide diverse and enriching health and travel experiences.

Growing Our Health Product Portfolio

We are working on enlarging our range of health products. This strategy includes adding more products and ensuring they align with current health and wellness trends. By regularly updating our product range, we can meet our customers’ evolving needs with the latest and most effective health solutions.

Expand Health Consultant Team and Strengthen Customer Relationships

We are committed to growing our health consultant team, emphasizing personalized service that focuses on our customers. This growth is about more than just numbers; it’s about enhancing the team’s skills and knowledge. Our aim is to build deeper relationships with customers by understanding their specific health needs and preferences. This approach allows us to offer advice and solutions that are proactive and tailored to each customer. Expanding our team also means we can support more customers without compromising their satisfaction.

Broadening Customer Base to Include Younger Demographics

We are adapting to changes in health and wellness trends by expanding our focus to younger customers aged between 35-50, a group which we believe has established a certain economic level while suffering from suboptimal health. This strategy involves understanding the health goals and lifestyle choices of this younger audience and tailoring our services accordingly. By reaching out to a broader customer base, we aim to tap into new market segments, contributing to our long-term growth and sustainability in the health management sector.

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Investing in Digital Management and E-commerce Systems

Recognizing the importance of technology, we plan to make significant investments in digital management and e-commerce systems. Since we currently outsource the technology development and maintenance to a third-party developer, this digital transformation is aimed at transferring the digital platform in-house and improving operational efficiency, enhancing customer service, and providing a smooth online shopping experience. Using digital tools and platforms, we believe we can streamline our processes, gain valuable customer insights, and offer more personalized services.

Pursuing Strategic Mergers and Acquisitions

We are actively exploring opportunities for mergers and acquisitions. This strategy is about finding partnerships and acquisitions that can complement and strengthen our existing services and market position. Through strategic mergers and acquisitions, we aim to accelerate our growth, broaden our services, and reinforce our position in the health management industry.

Our Business Model

Comprehensive Health Management Solution

We operate our business as comprehensive health management solution, providing a wide range of services and products tailored to our customers’ health and wellness needs. The comprehensive health management solution is a one-stop solution where customers can access diverse health management services and related products, including health assessments and ongoing health monitoring, nutritional guidance, wellness tourism, hotel accommodations and selected health products. Integrating these services and products under one solution offers convenience and consistency to our customers. The solution combines an online marketplace for selected products as well as accommodation booking system, dedicated health management services by a team of in-house and external consultants, well-planned health camps co-designed by the company and travel agencies and sales of health foods at various customer touchpoints.

Health Management Services Practice

As the core and junction of other business lines, the health management services help us to gain customer trust, track their health conditions and provide suggestions of products and services for specific needs. We work closely with our customers to offer personalized health assessments and plans. Our team of health consultants uses advanced technology for health tracking and project participation, ensuring an efficient and modern service. As of June 2023, our team consists of 5 full-time and 38 external health consultants.

As part of our offering, we provide complimentary services to our customer typically involving routine health examinations, such as basic physical condition inquiry, basic body health value detection and health science lectures, for specialized examinations which require professional staff, testing instruments and compliance licenses, we collaborate with qualified institutions. In these partnership with external health institutions, we recommend our customers their services and charge a referral fee which consists a portion of our health management service revenue. Our consultants gather requests and process orders for the referral service, with external health institutions paying the referral fee upon completion of the service. Presently, the health management services offered by both internal and external health consultants are considered complimentary, value-added offerings designed to enhance our other business lines. Apart from the referral fee, we do not generate additional revenue from these services.

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The Online Marketplace

We manage an online marketplace created and maintained by a third-party technology supplier. It features a user-friendly interface tailored for the middle-aged and elderly customers. The online marketplace is accessible to our customers through a WeChat mini-program, namely Le Yang Yun (乐养云). Through this platform, our customers can create accounts, purchase selected products, or utilize accommodation services to book hotel rooms.

The third-party technology supplier owns the intellectual property rights and license to maintain the online application while the company conduct the business operation to realize sales of products and booking service to customers. We pay the development and maintenance fee to the supplier on annual basis.

Currently we operate two business lines on the online marketplace: selected products and accommodation services. For selected products business, we have 3 categories of products as health agriculture goods, health dietary supplement and quality daily grocery. We do not keep inventory for selected products and the responsibility of delivery lies with the respective suppliers. For accommodation services, we provide online hotel booking and arrangement from a selection of hotels with a focus on wellness features. We achieve our sales of selected products and accommodation services through the online marketplace.

Health Camp Arrangement

Our health camps are designed for the relaxation and rejuvenation needs of elder customers. We collaborate with travel agency partners to provide comfortable and safe experiences, integrating health management services into leisure activities. As of June 2023, we have organized 127 health camps, catering to 2,843 of customers.  For this business line, we receive customer orders and procure the health camp products tailored to specific customer preferences from travel suppliers. We realize the revenue by selling the health camp products to our customers through our sales channel. Our sales channel is currently our affiliated company, namely Zhejiang Mountain&Sea Enterprise Management Service Co., Ltd.

Sales of Health Foods

Our health food business caters to the dietary needs of the middle-aged and elderly customers. We work with nutritionists and health experts to develop nutritious plans and specialized food items. We outsource the product development and production to qualified suppliers to manufacture our health food products such as dietary supplement or functional food. Our goal is to provide health-conscious food options. As of June 2023, we have collaborated with providers to offer 24 health food products.  To realize the sales, we outsource the production and keep a certain amount of inventory, we generate revenue by direct sales to our customers.

Business Management and Operation

Customer Acquisition

Our strategy for acquiring customers is two-fold. We utilize the strong customer base of our affiliated company and implement targeted marketing campaigns to attract new customers. Our marketing efforts include both traditional and digital channels, reaching a broad audience. Activities such as health lectures, public welfare forums, free health checkups, and elderly social activities are part of our offline marketing, while online promotions are conducted through our WeChat official account, and partner media platforms. As of June 2023, we have acquired 2,563 paid customers, demonstrating a strong retention rate of 50.06%.

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Customer Retention

We primarily serve middle-aged and elderly individuals, typically between the ages of 50 and 75. This demographic often has stable finances and a strong interest in health and wellness. They seek ways to improve their life quality through comprehensive health management. They value reliable, high-quality, and personalized services, which significantly influences their consumer habits. These customers generally prefer quality over quantity and show loyalty to services that meet their specific needs. They often rely on recommendations from friends and are increasingly using digital platforms, though they also appreciate direct and personal interactions.

Our business model strategically focuses on turning one-time purchasers into regular buyers. This involves providing a positive initial experience and highlighting the added value of being a regular customer, including convenience, exclusivity, and personalized services like latest product news and special rates. To maintain interest of being regular customer, we offer free value-added services like health workshops, social events, and health check-ups. These not only add value but also foster a sense of community among our customers.

Supply Chain Integration and Management

Effective supply chain management is crucial in our business model. We maintain strong relationships with health product suppliers, travel agencies, and hotel operators to ensure high-quality offerings. Our supply chain management focuses on efficiency, reliability, and quality control, catering to customers’ needs with tailored services and product combinations. We conduct regularly assessing and auditing of existing suppliers in terms of product and service quality as well as sales volume. Also, we have a vendor selection criteria and process to enroll new suppliers to reduce risk and meet the most recent needs of our customers.

Quality control is essential in our supply chain, ensuring all products and services meet the highest standards. We conduct thorough testing and verification for products and regular evaluations for services, aligning them with our company standards. We continuously improve our supply chain, considering customer feedback, market trends, and technological advancements.

Value-Added Services for Customer Retention

To retain customers and boost satisfaction, we provide free value-added services like health seminars and wellness workshops. These services add to our existing offerings and create more engagement opportunities with customers, strengthening their connection to our brand. The value-added services are organized independently in different cities or embedded in our health camps. The service information will publish in different channels in advance to attract the customers who have the convenience to attend. We also believe such social activities can help our customers reduce pressure and keep mental health.

Utilizing Digital Technologies for Engagement and Efficiency

We utilize digital online marketplace developed by third-party providers to enhance customer engagement, service delivery, product sales, and operational efficiency. The online marketplace helps us offer personalized services, efficient purchase experience, streamline booking processes, and effectively manage customer relationships, providing insights into customer preferences and aiding in the development of targeted marketing strategies and service improvements.

Our Business Lines

Health Management Services

In health management services, we work closely with our customers to offer personalized health assessments and plans. Our team of health consultants provide customer with health tracking and health project participation, ensuring an efficient and personalized service. We also help our customer take professional health detection service conducted by qualified external health care institutions to realize specific needs. As of June 2023, our team consists of 5 full-time and 38 part-time external consultants, providing 5 categories  of services to meet diverse health needs.

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Selected Products

We offer a wide range of products, focusing on the needs of middle-aged and elderly customers. Our selection includes three categories of products: health agriculture goods, health dietary supplement and quality daily grocery. These products are chosen for their quality and relevance to our customers’ health needs. Our online marketplace, developed and maintained by third-party developer, features an easy-to-use interface, promoting easy access and secure shopping. As of June 2023, our product portfolio includes 5,864 Stock Keeping Units (“SKUs”), reflecting our commitment to providing diverse options.

Accommodation Services

Our accommodation services are facilitated on our online marketplace, making it easy for customers to find suitable hotels. These accommodations, located in scenic areas, range from general hotels to wellness communities. We focus on quality and convenience, ensuring that each stay aligns with our customers’ wellness goals. As of June 2023, we have partnered with 82 hotels, achieving 17,173 times of bookings in the fiscal year.

Health Camps

Our health camps are designed for the relaxation and rejuvenation needs of elder customers. We collaborate with travel agency partners to provide comfortable and safe experiences, integrating health management services into leisure activities. We collect the requirements and orders from our customers and sales channels, and deliver the health camp products sourced from qualified travel suppliers. As of June 2023, we have organized 127 camps, serving 2,843 of customers.

Health Foods

Our health food business addresses the dietary needs of the middle-aged and elderly demographic. Collaborating with nutritionists and health experts, we create nutritious plans and develop specialized food items. The product development and production of our health food products, including dietary supplement or functional food, are outsourced to qualified suppliers. Our goal is to provide health-conscious food options. As of June 2023, we have partnered with providers to offer 24 health food products.

Our Team of Health Consultants

We have a dedicated team of in-house health consultants, each with extensive experience and specialized knowledge. This team is integral to our operations, offering personalized health advice, comprehensive services, and product recommendations tailored to our customers.

Diverse Expertise: Our team’s expertise covers various fields like nutrition, exercise science, mental health, and gerontology. This diverse knowledge allows us to address the wide-ranging health needs of our customers effectively.

Personalized Health Plans: Consultants work closely with customers to create health plans that consider each individual’s health condition, preferences, and objectives.

Ongoing Support and Monitoring: We provide ongoing support and monitor our customers’ health, making necessary adjustments to health plans for the best outcomes.

Educational Outreach: Our consultants conduct health seminars and workshops, educating customers on health and wellness aspects, empowering them to make informed health decisions.

In addition to our internal team, we partner with external health experts and institutions, enhancing our service offerings and giving customers access to a wider range of health services and expertise. This external network includes doctors, nutrition experts, rehabilitation therapists, psychological counselors, and social advisors.

Access to Specialized Services: Customers and members can access specialized services such as advanced medical diagnostics, alternative therapies, and specialized medical treatments through these partnerships.

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Comprehensive Health Solutions: Our collaboration with external partners allows us to provide comprehensive health solutions that combine traditional and modern health management practices.

Quality Assurance: We select external partners based on their reputation and expertise, ensuring they meet our standards of quality and service excellence.

Our strength lies in the seamless integration of our internal team’s expertise with the specialized services provided by external partners. This approach ensures holistic and comprehensive health management for our customers.

Coordinated Care Approach: Our internal team collaborates with external experts to provide coordinated care, addressing all aspects of a customer’s health.

Tailored Referrals: We refer customers to external partners based on their specific health needs, ensuring they receive the most appropriate and effective care.

Feedback and Follow-up: We maintain close communication with external partners for regular updates and follow-ups on our customers’ health progress.

This dual approach of internal consultants and external partnerships brings several benefits to our customers, including holistic health management, personalized and flexible health plans, and a sense of trust and reliability in accessing a comprehensive network of health professionals.

Our Hotel Resources

Through our affiliated companies, namely Zhejiang Mountain&Sea Tourism Development Co., Ltd.， Zhejiang Mountain&Sea Happy-Town Health Service Co., Ltd. and Hainan Branch of Zhejiang Mountain&Sea Tourism Development Co., Ltd., all of which are related parties controlled by our director and Chief Executive Officer, Xiong Xiong, we engaged three health and wellness facilities. These are located in prime scenic and wellness areas across China. Our range of properties includes resorts, vacation hotels, ecological farms, and wellness communities, each offering unique health and wellness experiences. These facilities provide comprehensive services including accommodation, dining, scenic tours, health activities, and socializing opportunities, all focused on holistic wellness. Many of our properties feature specialized health programs, including spa treatments, fitness and yoga sessions, and nutritional meal plans, tailored to our customers’ health needs.

Beyond properties from our affiliated company, we partner with a network of external hotels and wellness resorts. This expands our accommodation options for customers. We form strategic partnerships with these external hotels, ensuring they align with our high standards of quality and service. These hotels are renowned for their exceptional service, luxurious amenities, and dedication to guest wellness. Through these partnerships, we offer accommodation options that cater to various customer preferences and requirements, from tranquil retreats to luxury urban hotel experiences. Our partner hotels often include health and wellness services, like spa treatments, fitness centers, and healthy dining, allowing guests to maintain their health routines while traveling. As of June 2023, we have partnered with 82 hotels, offering a wide range of choices to our customers.

Our ESG Activities

We actively engage in ESG activities, contributing to the wellbeing of the middle-aged and elderly community and reinforcing our business values and social responsibilities. These initiatives include complimentary health checks, seminars, mental health activities, and social gatherings tailored for the middle-aged and elderly. Conducted by professional health consultants, we believe these checks and seminars provide valuable information and guidance on nutrition, exercise, and disease management.

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We emphasize mental health, offering activities to enhance mental wellbeing, like mindfulness sessions, workshops, and support groups. Additionally, we organize social activities such as outings, cultural events, and classes, fostering a sense of community and encouraging active lifestyles. These activities improve the participants’ quality of life and contribute to a supportive environment for the aging population. Our ESG activities align with our core values, enhancing our reputation and supporting the middle-aged and elderly community.

Competition

We believe that the principal competitive factors in health management industry especially for middle to elder population include the following:

●	Brand recognition and reputation;

●	Effectiveness of sales and marketing;

●	Understanding to the needs of customers;

●	Supply chain management and operation efficiency;

●	Quality of customer services;

●	Comprehensiveness of product and services; and

●	Customer experience.

While our competitors may have longer operating history, greater brand recognition, more capital and larger customer base, our key strengths lie in offering comprehensive services and products as well as attentive customer experience.

Health, Safety and Environment

We do not operate any production facilities. Our product suppliers deliver products to our customers. In accordance with Article 40 of the Consumer Rights Protection Law of the People’s Republic of China, as a distributor, Hangzhou Xi’an may be required to first assume responsibility and compensate consumers for their losses. Subsequently, Hangzhou Xi’an is entitled to seek compensation from the producer who bears the responsibility. Therefore, we are not subject to significant health, safety or environmental risks.  As of the date of this prospectus, we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.

Intellectual Property

We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection laws in China, as well as through confidentiality agreements and procedures with our employees, partners and others.

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As of December 31, 2023, we have 2 trademarks valid for a period of ten years from the date of registration approval under PRC law, and 16 copyrights registered in China. The copyright protection period for these copyrights extends for fifty years, ending on December 31 of the fiftieth year following the initial publication of the work under PRC law. Further details are listed below:

Copyrights

No.	Copyright Name	Owner	Copyright No.	Development Completion Date	Date of Approval	Method of Obtaining Rights
1	Greater Health Platform Management System (“大健康平台管理系统”)	Hangzhou Xi’an	2023SR0293985	2022.09.23	2023.03.02	Original Acquisition
2	Intelligent Greater Health Platform (“智慧大健康平台”)	Hangzhou Xi’an	2023SR0290278	2022.09.21	2023.03.01	Original Acquisition
3	Medical and Healthcare Management System (“医养大健康管理系统”)	Hangzhou Xi’an	2023SR0277522	2022.09.27	2023.02.24	Original Acquisition
4	Healthcare Inspection System (“康养检测系统”)	Hangzhou Xi’an	2022SR0959820	2022.05.16	2022.07.22	Original Acquisition
5	One-stop Platform for Home-based Aged Care Services (“一站式居家养老服务平台”)	Hangzhou Xi’an	2022SR0959991	2022.05.18	2022.07.22	Original Acquisition
6	Medical and Healthcare Stage Management System (“医养驿站管理系统”)	Hangzhou Xi’an	2022SR0947338	2022.05.10	2022.07.19	Original Acquisition
7	Healthcare Records Management System (“康养健康档案管理系统”)	Hangzhou Xi’an	2022SR0934181	2022.05.05	2022.07.14	Original Acquisition
8	Intelligent Healthcare Big Data Platform (“智慧康养大数据平台”)	Hangzhou Xi’an	2022SR0934195	2022.04.21	2022.07.14	Original Acquisition
9	Health Management Center System (“健康管理中心系统”)	Hangzhou Xi’an	2022SR0923689	2022.04.28	2022.07.13	Original Acquisition
10	LeYangYun Healthcare Big Data Intelligent System (“乐养云医养大数据智能系统”)	Hangzhou Xi’an	2022SR0315697	2018.08.20	2022.03.07	Assignment
11	Health Digital Diagnosis and Treatment System based on cloud platform (“基于云平台的医疗健康数字化诊疗系统”)	Hangzhou Xi’an	2018SR179780	2017.11.25	2018.03.19	Original Acquisition
12	Health Risk Assessment System (“健康风险评估系统”)	Hangzhou Xi’an	2018SR103109	2017.11.25	2018.02.09	Original Acquisition
13	Health Education Information Platform (“健康教育资讯平台”)	Hangzhou Xi’an	2017SR317940	2017.05.11	2017.06.28	Original Acquisition

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No.	Copyright Name	Owner	Copyright No.	Development Completion Date	Date of Approval	Method of Obtaining Rights

14	Xi’an Health E-commerce Platform (“习安健康电子商务平台”)	Hangzhou Xi’an	2016SR104613	2016.03.14	2016.05.13	Original Acquisition
15	Xi’an Big Data Health Screening System (“习安大数据健康筛查系统”)	Hangzhou Xi’an	2016SR104612	2016.03.14	2016.05.13	Original Acquisition
16	Xi’an Health Records Management Platform (“习安健康档案管理平台”)	Hangzhou Xi’an	2016SR094792	2016.03.14	2016.05.05	Original Acquisition

Trademarks

No.	Trademark	Classification	Registration No.	Registration date	Valid Until	Registrant	Status
1		31	27083584	2018.10.07	2028.10.06	Hangzhou Xi’an	Registered
2		30	27081155	2018.10.07	2028.10.06	Hangzhou Xi’an	Registered

Employees

As of the date of the prospectus, we had 28 employees who are based in China. The following table sets forth a breakdown of employees categorized by function as of December 31, 2023:

	Number of Employees	Percentage
Sales and Marketing	10	36%
Technology and R&D	2	7%
Customer Services	5	18%
Back Office (including human resources, accounting, compliance, administration and management)	11	39%
Total	28	100%

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We have developed various methods to ensure that our employees are adequately and correctly trained for the functions they perform and are aware of the legislation affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material employment disputes or work stoppages.

We enter into standard employment contracts with our employees.

Permits and Licenses

As of the date of this prospectus, our PRC Subsidiaries have received from PRC government authorities all requisite permits or licenses needed to engage in the businesses currently conducted in China. Such permits and licenses include business licenses.

Insurance

We provide social security insurance for our employees as required by PRC law. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Risk Factors—Risks Related to Our Business and Industry— We may incur liabilities that are not covered by insurance.”

Facilities

Our headquarters are located in China. In China, we leased an aggregate of approximately 1,132 square feet of office space used for storage and office purposes as of December 31, 2023.

We do not own any real property. As of the date of this prospectus, we have leased the following properties as described in the chart below:

Tenant Company	Leased Office Address（1）	Contractual Parties	Square Meters	Usage	Term and Renewable Agreement	Rent
Hangzhou Xi’an Industrial Co., Ltd.	7th Floor, Wenxin Library Building, No. 413, Gudun Road, Xihu District, Hangzhou City, Zhejiang Province, China	Hangzhou Xin Wen Xin Library Co., Ltd.	1,132	Office	From May 15, 2022 to July 14, 2027. Renewable upon mutual agreement.	First year: RMB702,406 per year; Second and Third year: RMB737,526 per year; Fourth and fifth year: RMB774,402 per year.

We believe the above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

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Regulation

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business in China. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulations Relating to Food Business and Nutritional Products

The Food Safety Law of the People’s Republic of China, which was effective as from June 1, 2009 and amended by the Standing Committee of the National People’s Congress, or the SCNPC, on April 24, 2015, December 29, 2018, April 29, 2021 and became effective on the same date, and the Implementation Regulations of the Food Safety Law of the People’s Republic of China, which took effect as from July 20, 2009 and were amended by the State Council on February 6, 2016 and October 11. 2019, regulate food safety and set up a system of the supervision and administration of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare foods, formula foods for special medical purposes and infant formula foods.

The Administrative Measures for Food Operation Licensing and Record-filing, promulgated by the State Administration for Market Regulation, or the SAMR on June 15, 2023, and became effective on December 1, 2023, regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The valid term of a food business license is five years.

Mainland China has highly restrictive nutritional supplement product regulations. Administrative Measures for the Registration and Filing of Healthcare Food, which was effective as of February 26, 2016, and amended by the SAMR on October 23, 2020, and become effective on the same date, regulated products marketed as “health foods” are subject to extensive laboratory and clinical analysis by government authorities. The product registration process in Mainland China generally takes one to two years but may be substantially longer.

We market both “health foods” and “general foods” in Mainland China. Of the 24 products we offered during 2023, 16 were marketed as general food products, and 8 were marketed as health foods. All of the 8 health foods had appropriate manufacturer/distributor licenses and qualifications. All of the health foods we distribute currently meet the applicable requirements and have the appropriate licenses.   As a secondary distributor, we are not in a position to obtain any required license, though we may be held liable if we were to distribute a product which had not been properly tested and registered with the authorities. There is some risk associated with the common practice in Mainland China of marketing a product as a “general food” while seeking “health food” classification. If government officials feel the categorization of a product distributed by us is inconsistent with product claims, ingredients, or function, this could end or limit our ability to market such products.

Regulations Relating to Product Quality and Consumers Protection

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1, 1993, and amended by the SCNPC on July 8, 2000, August 27, 2009, and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

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According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013 respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the State Administration for Industry and Commerce, or the SAIC, issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Prior to commencing manufacture or distribution of a product, the manufacturer or distributor may be required to obtain an approval, license, or certification from the national, provincial or local government in China. Although we attempt to determine whether all regulatory requirements have been met, we cannot monitor the manufacture of products and cannot be certain that all applicable regulations are satisfied. Moreover, even if we were to determine that a manufacturer or distributor had the requisite license or certification at the beginning of a relationship, we might not become aware if it were to forfeit any regulatory approvals or fail to adhere to applicable requirements.

Regulations Relating to Advertisements of Health Foods

The SAMR promulgated the Interim Measures for the Administration of the Examination and Administration of Drugs, Medical Devices, Health Foods, and Formula Foods for Special Medical Purposes (the “Examination Interim Measures”) on December 24, 2019, which came into effect on March 1, 2020. The Examination Interim Measures stipulates that the advertisements for health foods shall not be released without being reviewed and the contents of a health foods advertisement shall be based on the contents of the registration certificate or filing certificate approved by the SAMR, or the registered or filed product instructions. Where the health foods advertisement involves health functions, product efficacy ingredients or iconic ingredients and their content, suitable audience or consumption amount, etc. of the health foods, the scopes of the registration certificate or filing certificate, or registered or filed product instruction shall not be exceeded. The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Regulations Relating to Online Trading and E-Commerce

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, which took effect on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of E-Commerce platforms and the possible legal consequences if operators of E-commerce platforms are found to be in violation of legally prescribed obligations. For example, pursuant to the E-Commerce Law, an operator of an E-commerce platform shall give appropriate reminders to and provide convenience for the operators on its platform who have not completed the formalities for the registration of market entities to complete such formalities. Also, an operator of an E-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cybersecurity incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the E-Commerce Law may entail being ordered to make corrections within a prescribed period of time, confiscation of gains illegally obtained, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

On July 21, 2023, the MIIT promulgated the Notice of the Record-filing of Mobile Internet Apps, pursuant to which, operators of mobile internet apps which engage in internet information services within the territory of mainland China shall complete the record-filing formalities. Any operator shall not conduct the internet information services via mobile internet apps before the completion of the record-filing formalities with respect to such mobile internet apps comply with the “Law of the People’s Republic of China on Combating Telecom and Online Fraud” and “Administrative Measures for Internet Information Services”, and other record procedures.

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Regulations Relating to Internet Information Security and Privacy Protection

Several Provisions on Regulating the Market Order of Internet Information Services

The MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, in December 2011, which became effective in March 2012. Pursuant to the Several Provisions, internet information service providers may not collect any users’ personal information or provide any such information to third parties without the consent of the user.

An internet information service provider shall expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect information necessary for the provision of its services. An internet information service provider is also required to properly maintain the users’ personal information, and in case of any leak or likely leak of the users’ personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority.

Decision of the SCNPC on Strengthening Internet Information Protection

The SCNPC has issued the Decision on Strengthening Internet Information Protection in December 2012. Pursuant to this decision, the State protects the electronic information that can identify the personal identity of citizens and that involves privacy of citizens. No organization or individual may obtain the personal electronic information of citizens by steal or other illegal means, nor sell or illegally provide certain information others. The Decision further set out the requirement for the internet service providers.

When collecting or using the personal electronic information of citizens in their business activities, the internet service providers shall follow the principle of lawfulness, properness and necessity, explicitly disclose their purposes, methods and scopes for collection and use of the information, and, upon consent of the information providers, may collect or use information without violation of the provisions of the laws and regulations and the agreement of both parties. Where the internet service providers collect and use the personal electronic information of citizens, they shall disclose the rules for such collection and use.

The network service providers as well as their personnel must keep in strict confidence of the personal electronic information of citizens collected in their business activities. They shall not divulge, distort or damage such information, or shall not sell or illegally provide certain information to others. Furthermore, the network service provider shall take technical measures and other necessary measures to ensure information security and prevent the disclosure, damage or loss of any personal electronic information of citizens collected in their business activities. In case of occurrence or possible occurrence of such disclosure, damage or loss of information, remedial measures shall be immediately taken.

Provisions on Protection of Personal Information of Telecommunications and Internet Users

Furthermore, MIIT’s Provisions on Protection of Personal Information of Telecommunications and Internet Users which was promulgated in July 2013 and became effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators.

Cybersecurity Law

The SCNPC promulgated the Cybersecurity Law in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

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The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Data Security Law

The Data Security Law of the PRC, which was promulgated by the SCNPC in June 2021 and took effect in September 2021, provides that China shall establish a data classification and grading protection system, formulate the important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

The Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were issued by the General Office of the State Council and another authority in July 2021, require to speed up the revision of legislation on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the legislation on data security, cross-border data flow, and management of confidential information. On December 28, 2021, the Cyberspace Administration of China and other related authorities released the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced the original Measures for Cybersecurity Review promulgated on April 13, 2020. The Cybersecurity Review Measures provides that, among others, an application for cybersecurity review shall be made by an issuer who is an internet platform operator before such issuer’s securities may be listed in a foreign country if the issuer possesses personal information of more than 1 million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine that an operator’s cyber products or services or data processing affect or may affect national security.

On November 14, 2021, the Cyberspace Administration of China promulgated the Network Data Security Administration Regulations (Draft for Comments) (the “Draft Data Security Regulations”), which propose to provide more detailed guidelines on the current rules on various aspects of data processing, including the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross-border transfer of data, and further obligations of platform operators. Specifically, the Draft Data Security Regulations propose to provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affects or may affect national security; (ii) listing abroad of data processors processing the personal information of more than 1 million users; (iii) listing in Hong Kong of data processors that affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also requires data processors processing over one million users’ personal information to comply with rules on processors of important data, including but not limited to carry out the data security assessment annually and file the report with competent authorities.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Cross-border Data Transfer (the “Measures”), which took effect on September 1, 2022. According to the Measures, a data processor shall apply to the competent cyberspace department for security assessment and clearance of the outbound data under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year, or (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. In a Q&A released on the official website of the CAC, the respondent CAC official illustrated that outbound data transfer referred to in the Measures mainly includes the following data activities: (i) data collected and generated during domestic operation is transmitted or stored overseas by data processors, and (ii) data collected and generated by data processors and stored domestically can be accessed to or used by oversea institutions, organizations or individuals.

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Law of Personal Information Protection

The SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China, or the PIPL, on August 20, 2021, which will take effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (1) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (2) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (3) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. The PIPL elaborates the protection by law of personal information for natural persons and no entity or individual may infringe upon the rights and interests of the natural persons.

It clearly stipulates the rules for cross-border provision of personal information. Pursuant to the rules, personal information processors shall meet one of the conditions in order to provide personal information overseas for their business operations: (1) passing the security evaluation organized by the CAC; (2) acquiring personal information protection certification from the professional organizations regulated by the CAC; (3) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (4) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information, information reception procedures and other related information.

It further regulates that all personal information collected and produced in China by critical information infrastructure operators, and personal information processors holding the threshold users regulated by the CAC, shall be stored, and saved in the territory of China. Provided that overseas provision of such personal information is required, unless laws and regulations regulate otherwise, it must pass the security evaluation organized by the CAC. Without the approval of the PRC competent authority, personal information processors are prohibited from providing personal information stored in the territory of China to foreign judicial or law enforcement agencies.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the SCNPC and was last amended on December 29, 2023. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, or the FIL, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the FIL, the Implementing Rules of FIL promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the FIL promulgated by the Supreme People’s Court became effective on January 1, 2020. Pursuant to the FIL, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investors in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (1) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (2) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (3) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (4) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

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Pursuant to the FIL, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, which is referred to as “the Negative List.” The FIL grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited” on the Negative List. The FIL provides that foreign investors shall not invest in the “prohibited” industries on the Negative List and shall meet such requirements as stipulated by the Negative List for making investment in “restricted” industries on the Negative List. Accordingly, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Negative List (2021), which took effect on January 1, 2022, and the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which took effect on January 1, 2023. Industries not listed on the Negative List (2021) are generally open for foreign investments unless specifically restricted by other PRC laws.

The FIL and its implementing rules also provide several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds, except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner; expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprises are legally liable for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign-invested enterprises established prior to the effectiveness of the FIL may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

Regulations Relating to Advertising Business

The State Administration for Market Regulation, or the SAMR, is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include the Advertisement Law of the PRC, or the Advertisement Law, promulgated by the SCNPC in October 1994 and most recently amended in April 2021.

The Advertising Law set certain content requirements for advertisements, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing certain categories of advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may suspense their advertisement publishing business or revoke such offenders’ business licenses.

According to the Administrative Measures for Internet Advertising promulgated, which became effective in May 2023, the Advertising Law and the Administrative Measures for Internet Advertising shall apply to commercial advertising activities for the direct or indirect promotion of commodities or services within the territory of the People’s Republic of China by making use of websites, webpages, internet applications and other Internet media in the forms of texts, pictures, audios, videos or other forms. The advertiser may publish advertisements on its own through its self-built websites, as well as its own client terminals, Internet applications, official accounts, online store pages and other Internet media, or entrust advertising agencies and advertisement publishers to publish advertisements.

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Regulation Relating to Dividend Distributions

The PRC subsidiary, WFOE, is wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by WFOE include Corporate Law (1993) as lastly amended in 2023, the FIL and its Implementing Regulations, and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2019.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the SCNPC enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations on the Enterprise Income Tax Law was lately amended on April 23, 2019. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, SAFE Circular 19, which took effect on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, SAFE Circular 16, which was amended on December 4, 2023. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign debts and repatriated funds raised through overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

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Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to M&A Rules and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require offshore SPV formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Administrative Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. Under the Trial Administrative Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Administrative Measures’ requirements within three working days following the submission of an initial public offering or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Existing Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023, (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic companies that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange before March 31, 2023 can reasonably arrange the timing of filing applications and shall complete filings with the CSRC prior to their overseas offering and listings. The content of our Filing Documents needs to be reviewed by the CSRC.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the Trial Administrative Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the company, any of its PRC Subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010, and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999, and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999, and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

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Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedures within the time limit will be fined RMB10,000 to RMB50,000. Any entity that fails to make deposits to the housing provident fund within the time limit or has any shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Tax

Enterprise income tax

According to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status, which certificate is valid for a period of three years and renewable.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Dividend Withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

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Regulations Relating to Intellectual Property

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. As of the date of this prospectus, none of the PRC Subsidiaries has received any such kind of petition.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984, and last amended on October 17, 2020, with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on January 9, 2010, and took into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness, and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017, and taken effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedures.

Copyright

Pursuant to the PRC Copyright Law promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 (the latest revision became effective from June 1, 2021) and the Implementing Regulations of the PRC Copyright Law promulgated by the State Council on August 2, 2002, last amended on January 30, 2013 (the latest revision became effective from March 1, 2013), PRC nationals, legal persons, and other organizations may copyright their works, whether published or not, which works include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Pursuant to the Regulations on the Protection of Computer Software promulgated by the State Council in December 2001, and most recently amended in January 2013, and the Rules for the Registration of Computer Software Copyright, which was promulgated by the China Copyright Office and came into effect in February 2002, anyone who publishes, revises or translates computer software without obtaining the prior approval of the computer software copyright holders shall bear civil liability to the copyright owner as a consequence of harming the copyright. The corporate computer software copyright is valid for a term of 50 years, i.e., until December 31st of the 50th year, starting from the date as of first publication. Computer software copyright owners shall register at the registration institution authorized by the PRC Copyright Office to obtain the computer software copyright registration certificates as primary evidence of the computer software copyright being registered.

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Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Xiong Xiong	55	Chief Executive Officer and Chairman of the Board
Yuyan Wang	37	Chief Financial Officer
Linman Xiong	31	Director
Yu Qin	38	Independent Director Nominee
Xiongying Zhu	53	Independent Director Nominee
Kun-Lin Liu	61	Independent Director Nominee

Xiong Xiong has served as our Chief Executive Officer and Chairman of the Board since our inception. Mr. Xiong has served as Chairman of Shanghai Mountain&Sea Investment Group Co., Ltd, a real estate and investment company with a focus on hotel management, tourism services, healthcare products, Internet hospitals, financial leasing, equity investment and real estate development, since September 2014. In addition, Mr. Xiong has been Deputy Director of the Social Service Committee of the Central Committee of the Zhi Gong Party since March 2023, President of Shanghai Changxing Chamber of Commerce since March 2023, and Founder of Mountain&Sea Unforgettable Public Welfare Foundation. Mr. Xiong was honored with the title of “The Most Beautiful People of Zhejiang Province - The Most Beautiful Veteran” of the third session of the Zhejiang Province in 2023 and “2020 Businessman of the Year.” Mr. Xiong received an EMBA degree from Shanghai University of Finance and Economics in 2016. We believe Mr. Xiong is well-qualified to serve as the Chairman of our Board given his experience, entrepreneurial vision, industry expertise, and network.

Yuyan Wang has served as our Chief Financial Officer since March 2024. Since September 2015, Ms. Wang has served as Chief Financial Officer at Zhejiang Shanyuhai Tourism Development Co., Ltd, a tourism development and hotel management company overseeing key financial aspects, including management of a finance team to set up a financial reporting system, supporting senior management in developing plans for financial growth, financial reporting, forecasting and budgeting, compliance with applicable accounting and legal requirements, as well as tax matters. From October 2009 to September 2015, Ms. Wang was first an auditor and then an audit manager at Huzhou Zhengcheng United Accounting Firm. Ms. Wang received a bachelor’s degree in International Politics from Shangxi University in 2008.

Linman Xiong has served as our director since March 2024. From February 2022 to December 2022, Ms. Xiong worked as Assistant Manager at Shanghai Yuli E-commerce Co., where she was in charge of integrated marketing and project management. From February 2016 to December 2020, Ms. Xiong worked as Assistant Manager at Seconds Technology, where she was in charge of establishing new branches in Philippine and Indonesia. Ms. Xiong received a bachelor’s degree in Arts Management from Xiamen University in 2015 and an MBA degree from Shanghai University of Finance and Economics in 2023. We believe Ms. Xiong is well-qualified to serve as a member of our Board given her experience in marketing and company management.

Yu Qin will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Since October 2022, Ms. Qin has worked as an attorney at Beijing Hailun Tianrui (Hangzhou) Law Firm, where she advises clients on corporate and litigation matters. From March 2021 to October 2022, Ms. Qin worked as an attorney at Zhong Yin Law Firm (Hangzhou). From July 2012 to March 2021, Ms. Qin worked as an attorney at Zhejiang Zhengfalian Law Firm. Ms. Qin received a bachelor’s degree in law from Xi’an Jiaotong University in 2007. We believe Ms. Qin is well-qualified to serve as a member of our Board given her experience in corporate governance and compliance and legal industry expertise.

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Xiongying Zhu will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Since 2004, Mr. Zhu has served as a director at Huzhou Zhengcheng United Accounting Firm, where he is responsible for the review and issuance of the firm’s audit reports, training of firm’s employees, and formulation of the firm’s business strategies and plans. Mr. Zhu received a bachelor’s degree in accounting from Zhejiang University of Finance and Economics in 1994. We believe Mr. Zhu is well-qualified to serve as a member of our Board given his experience in accounting and audit expertise.

Kun-Lin Liu will begin serving as our independent director immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Liu is a well-known venture capitalist in Greater China and has been engaged in venture capital investment for more than 20 years. Mr. Liu served as an independent director of Hainan Manaslu Acquisition Corp from August 2022 to August 2023. Mr. Liu has served as an independent director of Dee Van Enterprise, a publicly held company in Taiwan since June 2021, and has served as an independent director of 3S Silicon Tech Inc., a publicly held company in Taiwan since June 2022. Mr. Liu has served as a Partner of Capital First Partners, a venture capital company since July 2019, where he focuses on deal sourcing in Taiwan. Prior to that, he served as the Chief Strategy Officer of Shanghai Vargo Technology Co., Ltd., a smart phone company, from December 2013 to January 2017, where he set up supply chain network. Mr. Liu was a former partner of Fortune International Partners, a venture capital company in Greater China, from May 2006 to May 2010, where he was responsible for investment in mainland China. Mr. Liu has also been an Industry Consultant for Taiwan Venture Capital Association and Angel Association since April 2010. He was an investor of Lakala Payment Co., Ltd., a third-party payment company, in 2007 and served as a director in the board of Lakala from 2007 to 2010. His most successful investment is Transmedia Communications Inc., a multimedia equipment maker which was acquired by Cisco Systems, Inc. in 1999. Mr. Liu received a bachelor’s degree in electro physics from national Chiao-Tung University in Taiwan in June 1985, and a Master’s degree in materials science & engineering from National Taiwan University in June 1987. We believe Mr. Liu is well qualified to serve as a member of our Board due to his remarkable investment experience.

Family Relationships

Mr. Xiong Xiong and Ms. Linman Xiong are father and daughter. Other than that, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our Board will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a shareholder of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated.

Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may not vote in respect of any contract or transaction or proposed contract, that he or she may be interested therein, but he or she may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract shall come before the meeting for consideration. Our Board may exercise all of the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters rather than complying with Nasdaq corporate governance standards. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors.

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Committees of the Board

Upon the effectiveness of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the Board. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Xiongying Zhu, Yu Qin and Kun-lin Liu, and will be chaired by Xiongying Zhu. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements within one year of the completion of this offering. Our Board has also determined that Xiongying Zhu qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full Board;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee. Our compensation committee will consist of Kun-lin Liu, Xiongying Zhu and Yu Qin, and will be chaired by Kun-lin Liu. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

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●	reviewing and recommending to the Board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

Nominations Committee. Our nominations committee will consist of Yu Qin, Xiongying Zhu and Kun-lin Liu, and will be chaired by Yu Qin. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers and remuneration;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

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Terms of Directors and Executive Officers

Pursuant to our post-offering memorandum and articles of association, the Board may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, or our company may by ordinary resolution, appoint any person to be a director. The Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Any director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the Board. A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in our post-offering articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

Our officers are elected by and serve at the discretion of the Board.

Employment Agreements and Indemnification Agreements

We have entered into labor contracts with our executive officers through Hangzhou Xi’an. Each of them is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause for certain acts of the executive officer, including but not limited to the commitments of any breach of the provisions of the employment agreements, refusal to perform duties assigned or disobedience of a lawful and reasonable order, unlawful misconduct such as commission of fraud or embezzlement or a crime involving moral turpitude, or consistent willful misconduct or negligence. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Corporate Governance Practice

We are a “foreign private issuer” as defined under the applicable U.S. federal securities laws. The Nasdaq corporate governance requirements include certain accommodations that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the Nasdaq requirements. The application of such exemptions requires that we disclose each Nasdaq corporate governance rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow. We currently follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance requirements in respect of the following:

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

We are also a “controlled company” as defined under the Nasdaq listing rules because our director and Chief Executive Officer, Xiong Xiong, beneficially owns more than 50% of our total voting power. Therefore, we can elect to be exempted from certain Nasdaq corporate governance requirements, including the requirement that a majority of our Board consists of independent directors, and that our nomination and compensation committees are composed entirely of independent directors.

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However, to enhance our corporate governance, we elect to follow Nasdaq corporate governance standards in having a majority of our board comprised of independent directors, and having our nominations and compensation committees to be composed entirely of independent directors.

Code of Conduct and Code of Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website, when available, to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Compensation of Directors and Executive Officers

In the year ended June 30, 2023, we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	each of our directors, director nominees and executive officers;

●	our directors, director nominees and executive officers as a group; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned As of the Date of this Prospectus				% of Aggregate Voting Power As of the Date of this Prospectus †
	Class A Ordinary Shares		Class B Ordinary Shares
Directors and Executive Officers (1)	Shares	%	Shares	%
Xiong Xiong	-	-	24,650,000	100	98.3
Linman Xiong	4,350,000	100	-	-	1.7
Xiongying Zhu	-	-	-	-
Yu Qin	-	-	-	-
Kun-lin Liu	-	-	-	-
All Directors and Executive Officers as a Group	4,350,000	100	24,650,000	100	100

Principal Shareholders
X&S Investment&Holding Co., Ltd (2)	-	-	24,650,000	100	98.3
X&M Investment&Holding Co., Ltd (3)	4,350,000	100	-	-	1.7

The calculations in the table below are based on Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise their over-allotment option.

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares immediately after the offering by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A or Class B Ordinary Shares.

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	Ordinary Shares Beneficially Owned Immediately After the Offering				% of Aggregate Voting Power Immediately After the Offering
	Class A Ordinary Shares		Class B Ordinary Shares
†
Directors and Executive Officers (1)	Shares	%	Shares	%
Xiong Xiong (2)	-	-	24,650,000	100
Linman Xiong (3)	4,350,000		-	-
Xiongying Zhu	-	-	-	-
Yu Qin	-	-	-	-
Kun-lin Liu
All Directors and Executive Officers as a Group	4,350,000		24,650,000	100

Principal Shareholders
X&S Investment&Holding Co., Ltd (2)	-	-	24,650,000	100
X&M Investment&Holding Co., Ltd (3)	4,350,000		-	-

As of the date of this prospectus, we did not have any Class A Ordinary Shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

†	For each person included in this column, percentage of aggregate voting power represents voting power based on Class A and Class B Ordinary Shares held by such person with respect to all outstanding shares of our Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to 10 votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 7th Floor, Wenxin Library Building, No. 413 Gudun Road, Xihu District, Hangzhou City, Zhejiang Province, China 310012.

(2)	Represents 24,650,000 Class B Ordinary Shares held by X&S Investment&Holding Co., Ltd, a BVI company. Mr. Xiong Xiong, our Chief Executive Officer and Chairman of the Board, owns and controls X&S Investment&Holding Co., Ltd.

(3)	Represents 4,350,000 Class A Ordinary Shares held by X&M Investment&Holding Co., Ltd, a BVI company. Ms. Linman Xiong, our director, owns and controls X&M Investment&Holding Co., Ltd.

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Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

1) Nature of relationships with related parties

Name	Relationship with the Company
Xiong Xiong	Concert Party Legal person of Xian from November 11, 2023 to present
Weng Jie	Legal person of Xian from July 1, 2015 to November 11, 2023
Shanghai Mountain&Sea Investment Group Co., Ltd. (Shanghai Mountain&Sea Investment)	100% equity interest owned by Xiong Xiong
Hangzhou Mountain&Sea Tourism Co., Ltd. (Hangzhou Mountain&Sea Tourism)	100% equity interest owned by Xiong Xiong
Zhejiang Mountain&Sea Enterprise Management Service Co., Ltd. (Zhejiang Mountain&Sea Enterprise Management)	100% equity interest owned by Shanghai Mountain&Sea Investment
Zhejiang Mountain&Sea Tourism Development Co., Ltd. (Zhejiang Mountain&Sea Tourism)	100% equity interest owned by Shanghai Mountain&Sea Investment
Zhejiang Mountain&Sea Happy-Town Health Service Co., Ltd. (Zhejiang Mountain&Sea Happy-Town)	100% equity interest owned by Shanghai Mountain&Sea Investment
Anji Mountain&Sea Real Estate Development Co., Ltd. (Anji Mountain&Sea Real Estate)	100% equity interest owned by Shanghai Mountain&Sea Investment
Huzhou Mountain&Sea Happy-Bay Health Hotel Co., Ltd. (Huzhou Mountain&Sea Happy-Bay)	100% equity interest owned by Shanghai Mountain&Sea Investment
Anhui Mountain&Sea Health Industry Development Co., Ltd. (Anhui Mountain&Sea Health Industry)	100% equity interest owned by Shanghai Mountain&Sea Investment
Hangzhou Nanhe Food Co., Ltd. (Hangzhou Nanhe Food)	Legal Person is Weng Jie

2) Related party balances

Due to related parties:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Zhejiang Mountain&Sea Tourism	$50,751	$59,452	$123,344
Shanghai Mountain&Sea Investment	—	27,889	5,381
Hangzhou Nanhe Food	—	1,173	—
Hangzhou Mountain&Sea Tourism	—	—	1,135
Weng Jie	—	—	287,221
Total	$50,751	$88,514	$417,081

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Accounts payable- related parties:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Hangzhou Mountain&Sea Tourism	$206,360	$166,966	$456,254
Zhejiang Mountain&Sea Tourism	—	13,142	1,853,731
Anji Mountain&Sea Real Estate	—	—	122
Anhui Mountain&Sea Health Industry	2,641	30	—
Zhejiang Mountain&Sea Happy-Town	—	—	181,411
Huzhou Mountain&Sea Happy-Bay	16,318	—	—
Total	$225,319	$180,138	$2,491,518

Advance to suppliers- related parties:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Zhejiang Mountain&Sea Tourism	$78,235	$52,603	$—
Anji Mountain&Sea Real Estate	50,147	48,762	31,311
Zhejiang Mountain&Sea Happy-Town	—	16,148	—
Hangzhou Mountain&Sea Tourism	109,368	317,313	288,163
Huzhou Mountain&Sea Happy-Bay	14,916	13,226	28,239
Total	$252,666	$448,052	$347,713

Due from related parties:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Weng Jie	$1,379	$—	$—
Zhejiang Mountain&Sea Enterprise Management	—	—	1,316,482
Total	$1,379	$—	$1,316,482

Accounts receivable- related parties:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Xiong Xiong	$—	$—	$27,655
Shanghai Mountain&Sea Investment	—	—	811
Zhejiang Mountain&Sea Enterprise Management	2,161,273	254,484	314,295
Total	$2,161,273	$254,484	$342,761

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3) Related party transactions

For the years ended June 30, 2023, 2022 and 2021, the Company generated revenue from related parties in the amount of $4,770,221, $2,617,445 and $5,082,189, respectively.

Revenue:

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Zhejiang Mountain&Sea Enterprise Management	$4,741,175	$2,391,619	$5,051,689
Anji Mountain&Sea Real Estate	29,046	—	30,500
Shanghai Mountain&Sea Investment	—	5,569	—
Zhejiang Mountain&Sea Happy-Town	—	7,558	—
Xiong Xiong	—	220,257	—
Total revenue from related parties	$4,770,221	$2,617,445	$5,082,189

For the years ended June 30, 2023, 2022 and 2021, the Company purchased from related parties in the amount of $1,576,030, $1,993,714 and 1,886,530, respectively.

Name of related parties	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Zhejiang Mountain&Sea Tourism	$295,061	$1,415,361	$300,722
Huzhou Mountain&Sea Happy-Bay	300,363	191,309	318,278
Hangzhou Mountain&Sea Tourism	968,299	380,252	1,065,330
Anji Mountain&Sea Real Estate	6,256	1,867	12,277
Anhui Mountain&Sea Health Industry	23,444	29	23,059
Shanghai Mountain&Sea Investment	—	1,115	—
Zhejiang Mountain&Sea Happy-Town	—	4,492	166,864
Total purchase from related parties	$1,593,423	$1,994,425	$1,886,530

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Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 shares of nominal or par value of $0.0001 each, comprising of (i) 475,350,000 Class A Ordinary Shares of nominal or par value of $0.0001 each, (ii) 24,650,000 Class B Ordinary Shares of nominal or par value of $0.0001 each.

As of the date of this prospectus, 4,350,000 Class A Ordinary Shares of nominal or par value of $0.0001 each and 24,650,000 Class B Ordinary Shares of nominal or par value of $0.0001 each are issued and outstanding. All of our issued and outstanding shares prior to the completion of the offering are fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted an amended and restated memorandum and articles of association (adopted by special resolution dated [●]), which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to our company that such holder elects to convert a specified number of Class B Ordinary Share into Class A Ordinary Share. In no event shall Class A ordinary share be convertible into Class B Ordinary Share. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our post-offering memorandum and articles of association shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share.

Dividends. The holders of our Class A Ordinary Shares are entitled to such dividends as may be declared by our Board or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the company. Each Class A Ordinary Share shall be entitled the holder there of to one (1) vote and each Class B Ordinary Share shall be entitled the holder thereof to ten (10) votes on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. An annual general meeting may (but shall not be obliged to) hold in each calendar year. The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to an extraordinary general meeting. Advance notice of at least seven calendar days is required for the convening of any general meeting.

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An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution is required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our Directors (acting by a resolution of the Board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form prescribed by the Nasdaq Stock Market or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

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●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged with our Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board or by special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our post-offering memorandum and articles of association also authorize our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

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●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

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Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds (2/3) of the Directors then in office (except with regard to the removal of the Chairman, who may be removed from office by the affirmative vote of all Directors), or by Ordinary Resolution (except with regard to the removal of the Chairman, who may be removed from office by Special Resolution). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; or (iv) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances and re-designations during the past three years. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

The Company’s previous authorized share capital was 500,000,000 ordinary shares of a nominal or par value of $0.0001. On September 27, 2022 and February 2, 2024, the Company issued 10,000 ordinary shares and 90,000 ordinary shares, respectively, at par value of $0.0001 each, to all then existing shareholders. All shareholders were BVI incorporated entities.

On September 27, 2022, initially one ordinary share was issued to Sertus Nominees (Cayman) Limited, and then transferred to X&S Investment&Holding Co., Ltd and 9,999 ordinary shares were issued to X&S Investment&Holding Co., Ltd. At that time X&S Investment&Holding Co., Ltd held 10,000 ordinary shares which comprised of 100% of the shareholding of the Company. On February 2, 2024, the Company issued 75,000 ordinary shares to X&S Investment&Holding Co., Ltd. and 15,000 ordinary shares to X&M Investment&Holding Co., Ltd. As a result X&S Investment&Holding Co., Ltd currently holds 85,000 ordinary shares (85% shareholding) and X&M Investment&Holding Co., Ltd holds 15,000 ordinary shares (15% shareholding).

On March 22, 2024, our shareholders approved, among other things, an adjustment to our authorized share capital and the adoption of a dual-class share structure through reclassification of our ordinary shares, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company. As a result of the share reclassification, the Company’s authorized share capital consisting of 500,000,000 ordinary shares, par value $0.0001 per share, was thus reclassified into (i) 475,350,000 Class A Ordinary Shares with a par value of $0.0001 per share; and (ii) 24,650,000 Class B Ordinary Shares with a par value of $0.0001 per share, with details as below:

(i) 85,000 ordinary shares in the Company held by X&S Investment&Holding Co., Ltd were reclassified as 85,000 Class B Ordinary Shares; and

(ii) the remaining ordinary shares held by the other shareholders of the Company were reclassified as Class A Ordinary Shares.

On March 22, 2024, our shareholders approved, among other things, to issue 4,335,000 Class A Ordinary Shares to X&M Investment&Holding Co., Ltd and 24,565,000 Class B Ordinary Shares to X&S Investment&Holding Co., Ltd.

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As of the date of this prospectus, 29,000,000 ordinary shares were issued and outstanding, of which 24,650,000 were Class B Ordinary Shares and 4,350,000 were Class A Ordinary Shares, as shown in below table:

Shareholder	Current Holding*	Percentage of Ownership
X&S Investment&Holding Co., Ltd	24,650,000 Class B Ordinary Shares	85%
X&M Investment&Holding Co., Ltd	4,350,000 Class A Ordinary Shares	15%
Total Shareholding	29,000,000 Ordinary Shares	100.0000%

 ____________

* Each Class B Ordinary Share is entitled to ten (10) votes. Each Class A Ordinary Share is entitled to one vote.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have [_______] Class A Ordinary Shares outstanding, representing approximately    % of our outstanding Ordinary Shares, assuming the underwriter does not exercise its over-allotment option. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We have applied to list the Class A Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares. We do not expect that a trading market will develop for our Class A Ordinary Shares.

Lock-up Agreements

The Company agrees that, it will not, for a period of six (6) months from the date of the offering, (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company.

Furthermore, our directors and holders of 5% or more of the Company’ outstanding shares have also entered into similar lock-up agreements for a period of six (6) months from the date of the offering, with respect to any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A Ordinary Shares may dispose of significant numbers of the Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of the Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of the Class A Ordinary Shares from time to time. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then issued and outstanding Ordinary Shares of the same class which immediately after the completion of this offering will equal Class A Ordinary Shares, assuming the underwriter does not exercise its over-allotment option; or

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●	the average weekly trading volume of our Class A Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on original documents executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Tax Considerations

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

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The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that the legal entities organized outside of the PRC within us should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that we and our subsidiaries registered outside the PRC should be deemed a resident enterprise, we and our subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities. It is unclear whether, if we are considered a PRC resident enterprise, holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

If we were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax, if no tax treaty is applicable. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017 was amended in June 2018. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

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As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016 and most recently amended in April 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC Subsidiaries and consolidated affiliated entity are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the Medicare tax on certain investment income, U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

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●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities;

●	the Company’s officers or directors; or

●	holders who are not U.S. Holders.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our CLASS A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our CLASS A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

● an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as another alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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Underwriting

We will enter into an underwriting agreement with US Tiger Securities, Inc., as our exclusive, lead or managing underwriter and/or book runner and investment banker (the “Representative”), with respect to the Class A Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Class A Ordinary Shares as indicated below:

Name	Number of Class A Ordinary Shares
US Tiger Securities, Inc.
Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ option to purchase additional Class A Ordinary Shares described below.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The offering price for our Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our company.

Over-Allotment Option

We will grant to the underwriters a 45-day option to purchase up to an aggregate of [_____] additional Class A Ordinary Shares (equal to 15% of the number of Class A Ordinary Shares sold in the offering) at the offering price per Class A Ordinary Share less underwriting discounts and commissions. The underwriters may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Class A Ordinary Shares by the underwriters in excess of the total number of Class A Ordinary Shares set forth in the table above. If any of the additional Class A Ordinary Shares are purchased, the underwriters will offer the additional Class A Ordinary Shares at $[_______] per Class A Ordinary Share, the offering price of each Class A Ordinary Share.

Discounts and Expenses

The underwriting discounts are equal to [_____] of the initial public offering price set forth on the cover of this prospectus.

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The following table shows the initial public offering price per Share, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to reimburse the Representative up to a maximum of $220,000 for out-of-pocket accountable expenses.

We paid an expense deposit of $80,000 to the Representative, upon the execution of the letter of intent between us and the Representative and shall pay an additional $70,000 upon the filing of registration statement, and upon the effectiveness of the registration statement we will pay the remaining and final payment of $70,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the shares.

In addition, we have agreed to pay expenses relating to the offering, including: (i) the costs of preparing, printing and filing the registration statement with the SEC, amendments and supplements thereto, and post effective amendments, as well as the filing with FINRA, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as the Representative may reasonably request; (ii) the costs of preparing, printing and delivering exhibits thereto, in such quantities as the Representative may reasonably request; (iii) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (iv) the fees of counsel(s) and accountants for us, including fees associated with any blue sky filings where applicable; (v) fees associated with our transfer agent; and (vi) fees, if necessary, associated with translation services.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, and non-accountable expense allowance, will be approximately $[_____], including a maximum aggregate reimbursement of approximately $220,000 of Representative’s accountable expenses.

Underwriter Warrants

In addition, we have agreed to issue warrants to the Representative (the “Underwriter Warrants”) to purchase a number of Class A Ordinary Shares equal to [_____] of the total number of Class A Ordinary Shares sold in this offering. Such warrants shall have an exercise price equal to [______] of the offering price of the Class A Ordinary Shares sold in this offering. The Underwriter Warrants may be purchased in cash or via cashless exercise. The Warrants shall be exercisable during a term of three years from the six months from the commencement of sales of the offering. The Underwriter Warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of our Class A Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this offering. In addition, although the Underwriter Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for resale registration rights in certain cases, including one demand at our expense and one demand at the holders’ expense and unlimited “piggy-back” rights for periods of [____] and [_____] years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for periods of [____] and [____] years, respectively, from the date of commencement of sales of the offering of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Right of First Refusal

We agree to grant the Representative, for the period commencing on the effective date of the registration statement related to this offering and concluding twelve (12) months thereafter, a right of first refusal to act as lead or managing underwriter, exclusive placement agent, exclusive financial advisor or in any other similar capacity, for any and all future registered, underwritten public offering of securities, and private placement of securities, for which the Company or any of its subsidiaries retains the service of an investment bank or similar financial advisor in connection with such offering during such twelve (12) month period of the Company, or any subsidiary of the Company. We have agreed not to offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which we offer to retain the Representative. Such offer shall be made in writing in order to be effective. If the Representative fails to exercise its right of first refusal with respect to any transactions above within five (5) business days after mailing of such written notice, the Representative shall have no further claim or right with respect to the transactions above. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Lock-Up Agreements

We and each of our directors and officers and holders of 5% or more of our outstanding shares have agreed or are otherwise contractually restricted for a period of six (6) months after the effective date of this registration statement, without the prior written consent of the Representative not to directly or indirectly, (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the conversion of any of our preferred convertible stock.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

137

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriters under option to purchase additional Class A Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

138

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	$
NASDAQ listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

These expenses will be borne by us.

139

Legal Matters

We are being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities law. The underwriter is being represented by VCL Law LLP with respect to certain legal matters as to United States federal securities law. VCL Law LLP may rely on King & Wood Mallesons with respect to matters governed by PRC law. The validity of the Class A Ordinary Shares offered in this offering will be passed upon for us by Harney Westwood & Riegels. Certain legal matters as to PRC law will be passed upon for us by Beijing Yongxing Law Firm. Loeb & Loeb LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and Beijing Yongxing Law Firm with respect to matters governed by PRC law.

140

Experts

The financial statements as of and for the years ended June 30, 2023 and 2022, and the related financial statement schedule included in this prospectus have been audited by Audit Alliance LLP, an independent registered public accounting firm, as stated in their report appearing herein (which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Audit Alliance LLP is located at Singapore.

141

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

142

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mountain&Sea Health Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mountain&Sea Health Inc. and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

March 27, 2024

F-2

MOUNTAIN&SEA HEALTH INC.”
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2023	As of June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,107,203	$234,291
Short-term investments	—	298,592
Accounts receivable, net	2,342,629	1,208,103
Inventories	99,237	105,444
Prepayments and other current assets	1,042,247	1,091,888
TOTAL CURRENT ASSETS	$4,591,316	$2,938,318

NON-CURRENT ASSETS:
Plant and equipment, net	$95,677	$131,353
Intangible assets, net	10,672	15,777
Deferred offering costs	91,070	—
Right-of-use assets	365,649	476,224
Deferred tax assets	57,536	20,230
TOTAL NON-CURRENT ASSETS	$620,604	$643,584

TOTAL ASSETS	$5,211,920	$3,581,902

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$939,046	$392,088
Contract liabilities	236,351	73,686
Accrued expenses and other payables	58,736	22,553
Income taxes payable	67,187	26,635
Amounts due to related parties, net	49,372	88,514
Lease liabilities	82,628	82,872
TOTAL CURRENT LIABILITIES	$1,433,320	$686,348

NON-CURRENT LIABILITY
Lease liabilities	$234,589	$343,415
TOTAL NON-CURRENT LIABILITY	$234,589	$343,415

TOTAL LIABILITIES	$1,667,909	$1,029,763

COMMITMENTS AND CONTINGENCIES (NOTE 18)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.0001 par value, 475,350,000 shares authorized; 4,350,000 shares issued and outstanding	435	435
Class B Ordinary Share, $0.0001 par value, 24,650,000 shares authorized; 24,650,000 shares issued and outstanding	2,465	2,465
Additional paid-in capital	1,614,201	1,614,201
Statutory reserve	279,813	156,075
Retained earnings	2,009,344	895,709
Accumulated other comprehensive loss	(362,247)	(116,746)
TOTAL SHAREHOLDERS’ EQUITY	$3,544,011	$2,552,139

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,211,920	$3,581,902

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MOUNTAIN&SEA HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended June 30
	2023	2022
	$	$
Revenue	$7,553,043	$7,073,559
Cost of revenue	(4,240,141)	(3,561,120)
Gross profit	3,312,902	3,512,439
Operating expenses:
Selling expenses	(882,339)	(1,246,195)
General and administrative expenses	(744,609)	(771,109)
Research and development expenses	(84,270)	(7,806)
Total operating expenses	(1,711,218)	(2,025,110)
Operating income	1,601,684	1,487,329
Other income (expenses):
Interest income	29,327	45,073
Other income, net	20,787	130,437
Other expense, net	(1,083)	(118)
Total other income, net	49,031	175,392
Income before income tax	1,650,715	1,662,721
Income tax expense	(413,342)	(424,014)
Net income	$1,237,373	$1,238,707

Comprehensive income
Net income	$1,237,373	$1,238,707
Foreign currency translation adjustments, net of tax	245,501	95,695
Comprehensive income	$1,482,874	$1,334,402

Earnings per share, basic and diluted	$0.04	$0.04

Weighted average number of shares	29,000,000	29,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MOUNTAIN&SEA HEALTH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	earnings	Income	Equity
		$		$	$	$	$	$	$
Balance as of June 30, 2021	4,350,000	$435	24,650,000	2,465	1,614,201	$32,205	$(219,128)	$(21,051)	$1,409,127
Net income	—	—	—	—	—	—	1,238,707	—	1,238,707
Appropriated statutory surplus reserves	—	—	—	—	—	123,870	(123,870)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(95,695)	(95,695)
Balance as of June 30, 2022	4,350,000	$435	24,650,000	2,465	1,614,201	156,075	895,709	(116,746)	2,552,139

Net income	—	—	—	—	—	—	1,237,373	—	1,237,373
Appropriated statutory surplus reserves	—	—	—	—	—	123,738	(123,738)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—		(245,501)	(245,501)
Balance as of June 30, 2023	4,350,000	$435	24,650,000	2,465	$1,614,201	$279,813	$2,009,344	$(362,247)	$3,544,011

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MOUNTAIN&SEA HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$1,237,373	$1,238,707
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	47,412	46,343
Allowance for doubtful accounts	216,837	142,985
Gain on disposal of short-term investments	(3,684)	(53,463)
Changes in operating assets and liabilities:
Accounts receivable	(1,507,714)	(309,864)
Right-of-use assets	77,422	(494,131)
Inventories	(1,916)	34,099
Prepayments and other current assets	(46,588)	(176,058)
Accounts payable, trade	601,567	(2,536,592)
Contract liabilities	175,490	8,568
Accrued expenses and other payables	39,527	(246,594)
Income taxes payable	44,406	27,637
Deferred tax assets	(40,512)	(4,891)
Lease liabilities	(79,827)	442,316
Net cash provided by (used in) operating activities	759,793	(1,880,938)

Cash flows from investing activities:
Purchase of plant, and equipment	(16,591)	(15,279)
Purchase of short-term investments	—	(309,820)
Disposal of short-term investments	291,304	1,074,319
Net cash provided by investing activities	274,713	749,220

Cash flows from financing activities:
(Repayment of)/proceeds from related parties	(33,776)	977,811
Deferred offering costs	(94,969)	—
Net cash used in (provided by) financing activities	(128,745)	977,811
Effect of exchange rate changes	(32,849)	(3,361)
Net increase (decrease) in cash	872,912	(157,268)
Cash and cash equivalents at beginning of the year	234,291	391,559
Cash and cash equivalents at end of the year	$1,107,203	$234,291

Supplemental disclosures of cash flows information:
Cash paid for income taxes	383,792	401,269

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	—	476,224

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MOUNTAIN&SEA HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Mountain&Sea Health Inc. (“MS Health”) is the target listing company incorporated under the laws of the Cayman Islands on September 27, 2022, was 85% owned by X&S Investment&Holding Co., Ltd.(“XS BVI”), a company incorporated under the laws of the British Virgin Islands on September 23, 2022, which is 100% controlled by Mr.Xiong Xiong and 15% owned by X&M Investment&Holding Co., Ltd.(“XM BVI”), a company incorporated under the laws of the British Virgin Islands on January 4, 2024, which is 100% controlled by Ms. Linman Xiong.

On October 10, 2022, Mountain&Sea Investment&Holding Co., Ltd (“MS Health BVI”) was incorporated in the British Virgin Islands as a business company with limited liability and a wholly owned subsidiary of MS Health.

On November 1, 2022, Mountain&Sea(HK) Health Co., Limited (“MS Health HK”) was incorporated in Hong Kong as a limited company and a wholly-owned subsidiary of MS Health BVI.

On March 4, 2024, Zhejiang Xi’an Health Service Co., Ltd (“Zhejiang Xi’an Health or WFOE”) was incorporated in the PRC as a PRC limited liability company and a wholly-owned subsidiary of MS Health HK.

On July 1, 2015, Shanghai Mountain&Sea Investment Group Co., Ltd.(“MS Shanghai”) established PRC Operating Entity, Hangzhou Xi’an Industrial Co., Ltd (Hangzhou Xi’an). MS Shanghai is controlled by Mr. Xiong Xiong, who owns 90% equity interests.

On December 28, 2023, MS Shanghai transferred 15% of its equity interests in Hangzhou Xi’an to Ms. Linman Xiong, pursuant to a share transfer agreement between MS Shanghai and Ms. Linman Xiong. As a result, MS Shanghai and Ms. Linman Xiong held 85% and 15% of the equity interests in Hangzhou Xi’an, respectively.

On January 11, 2024, a 5% equity interest of Hangzhou Xi’an was transferred by MS Shanghai to Von Krone Limited (“Von Krone”), a limited company incorporated in Hong Kong, pursuant to a share transfer agreement between MS Shanghai and Von Krone. As a result, MS Shanghai, Ms. Linman Xiong and Von Krone (“the Former Shareholders”) held 80%, 15% and 5% of the equity interests in Hangzhou Xi’an, respectively.

In March 2024, Zhejiang Xi’an Health or WFOE acquired 100% of the equity interests in Hangzhou Xi’an from MS Shanghai, Ms. Linman Xiong and Von Krone pursuant to several share transfer agreements, as a result, MS Health became the ultimate holding company of our Operating Entity, Hangzhou Xi’an.

Before and after the reorganization, MS Health, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, the Cayman Islands and the British Virgin Islands. Details of the Company and the subsidiaries of the Company are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
MS Health	September 27, 2022	Cayman Islands	Parent	Holding company

MS Health BVI	October 10, 2022	BVI	100	Holding company

MS Health HK	November 1, 2022	Hong Kong, China	100	Holding company

Zhejiang Xi’an Health or WFOE	March 4, 2024	Zhejiang, China	100	Holding company

Hangzhou Xi’an	July 1, 2015	Zhejiang, China	100	Selling of select products, health camps, health management services, accommodation services and health foods

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

For the Company, except for the shareholders’ equity, the balance sheet accounts on June 30, 2023 and 2022 were translated at RMB7.2513 to $1.00 and RMB6.6981 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended June 30, 2023 and 2022 were RMB6.9536 to $1.00 and RMB6.4554 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

F-7

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements. The inputs into the Company’s judgments and estimates consider the economic implications of the COVID-19 pandemic on the Company’s critical and significant accounting estimates.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on June 30, 2023 and 2022 were translated at RMB7.2513 to $1.00 and RMB6.6981 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended June 30, 2023 and 2022 were RMB6.9536 to $1.00 and RMB6.4554 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of June 30, 2023 and 2022, cash and cash equivalents balances were $1,107,203 and $234,291, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,953) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

F-8

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income.

Inventories, net

Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost method and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Prepayment and other current assets

Prepayment and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of June 30, 2023 and 2022, the Company’s other current assets were not impaired.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Machinery Equipment	3 years
Electronic equipment	3 years
Vehicle	4 years
Office Equipment	1-7 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased software, software copyrights and trademark. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software	10 years
Software copyright	10 years
Trademark	10 years

F-9

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023 and 2022, impairment of long-lived assets was nil.

Operating leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company adopted the Topic 842 on July 1, 2020 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of June 30, 2023 and 2022.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

F-10

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, advances to suppliers, prepaid expenses and other current assets, due from related parties, value added tax (“VAT”) recoverables, short-term bank loans, accounts payable, advances from customers, taxes payable, lease liabilities, amounts due to related parties, accrued expenses and other liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and 2022.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended June 30, 2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

F-11

Revenue from sales of selected products

The Company generates revenue from the sales of selected products to customers and enters into contracts with customers as a principal. The contracts contain one performance obligation, which is providing selected products to customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Revenue generated from sales of selected products is recognized on a gross basis due to the following reasons:

1) The Company is the primary obligor in the sales transaction and responsible for providing products and service. 2) The company is responsible for after-sales service. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the product price and has control over the entire transaction.

Revenue from sales of health camps

The Company generates revenue from the sales of health camps and enters into contracts with customers as a principal. The contracts contain one performance obligation, which is providing health camps services to customers. The Company recognized revenue at a specific point in time, which occurs once the Company has fulfilled its obligation to provide health camps services (termination date of the travel service), with no further obligations remaining on either party.

Revenue generated from sales of health camps is recognized on a gross basis due to the following reasons:

1) The Company is the primary obligor in the sales transaction and responsible for providing services. 2) The company is responsible for after-sales service. The Company will first indemnify customers and then request reimbursements from suppliers if the suppliers are determined to be responsible for after-sales services. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the service price and has control over the entire transaction.

Revenue from sales of health management services

The Company receives commissions from health management suppliers through the Company’s transaction and service platform. The Company signed formal sales agreements with the health management supply company and its performance obligation is to introduce clients to the health management supply company through the company’s online platform and offline channels, and to successfully enable clients to engage with the health management services. The Company’s contracts are on a fixed rate basis, with the commission being charged based on a fixed percentage of the contract amount signed with customers and the health management supply company. The Company recognized revenue at a specific point in time, which occurs once the health management supply company has fulfilled its obligation of providing health management services to customers.

Revenue generated from sales of health management services is recognized on a net basis because the Company is acting as an agent.

Revenue from sales of accommodation services

The Company generates revenue from the sales of accommodation services and enters into contracts with customers as a principal. The contracts contain one performance obligation, which is providing accommodation services to customers. The Company recognizes revenue on a daily basis (at a specific point in time) when hotel rooms are occupied.

Revenue generated from sales of accommodation services is recognized on a gross basis due to the following reasons:

1) The Company is the primary obligor in the sales transaction and responsible for providing services. 2) The company is responsible for after-sales service. The Company will first indemnify customers and then request reimbursements from suppliers if the suppliers are determined to be responsible for after-sales services. 3) The Company selects suppliers and runs the entire sales process. 4) The Company sets the service price and has control over the entire transaction.

F-12

Revenue from sales of health foods

The Company generates revenue from the sales of health foods and enters into contracts with customers as a principal. The contracts contain one performance obligation, which is providing health foods to customers. The Company recognized revenue at a specific point in time, which occurs once the Company has fulfilled its obligation of delivering products and the customer has accepted them, with no further obligations remaining on either party.

Revenue generated from sales of health foods is recognized on a gross basis due to the following reasons:

1) The Company is primarily responsible for fulfilling the promise to provide the specified goods or services. 2) The Company is subject to inventory risks before the specified goods or services have been transferred to a customer or handling the return of the goods after transfer of control to the customers. 3) The Company has discretion in establishing the price of the specified goods or services.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of June 30, 2023 and 2022, other than accounts receivables, advances from customers and contract liabilities, the Company had no other material contract assets, or deferred contract costs recorded on its consolidated balance sheet.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended June 30, 2023 and 2022 are as follows:

	For the year ended June 30,
	2023	2022
Revenue from sales of select products	$223,295	$295,291
Revenue from sales of health camps	1,005,890	409,015
Revenue from sales of health management services	161,766	201,750
Revenue from sales of accommodation services	3,700,388	1,927,065
Revenue from sales of health foods	2,461,704	4,240,438
Total revenue	$7,553,043	$7,073,559

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

F-13

Cost of revenue

Cost of revenue consists primarily of (i) cost of select products, (ii) cost of health camps, (iii) cost of health management services, (iv) cost of accommodation services, and (iv) cost of health foods.

Selling expenses

Selling expenses include (i) traveling costs of sales and marketing staff, (ii) salaries and benefits of sales and marketing staff, (iii) advertising costs, and (iv) others, such as packing expenses.

Advertising costs, which consist primarily of offline advertising related costs, are expensed as incurred and amounted to $15,435 and $0 for the years ended June 30, 2023 and 2022, respectively.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the Operating Entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefits contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $81,313 and $92,213 for the years ended June 30, 2023 and 2022, respectively.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2023 and 2022, the Company capitalized $91,070 and $0 of deferred offering costs, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

As of June 30, 2023 and 2022, the balance of the required statutory reserves was $279,813 and $156,075, respectively.

F-14

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in other payables. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on June 30, 2023 and 2022.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of June 30, 2023, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2023 and 2022.

Comprehensive income

Comprehensive income is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2023 and 2022, there was no dilution impact.

F-15

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2023 and 2022, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19 pandemic. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including the Company, are gradually returning to their normal operations. However, it is uncertain when the outbreaks of COVID-19 will be completely controlled in China and globally, and a resurgence of the COVID-19 pandemic and any other adverse public health developments may temporarily and adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023, and 2022, the aggregate amounts of cash of $1,107,203 and $234,291, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 16. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s

Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for Subtopic 470-20 and Subtopic 815-40. ASU 2020-06 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. Early adoption is permitted, but no earlier than fiscal years beginning after December 15,2020, including interim periods within those fiscal years. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

F-16

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Deposits with banks	$1,107,203	$234,291
Cash and cash equivalents	$1,107,203	$234,291

As of June 30, 2023, the Company had a total of $1,107,203 in cash and cash equivalents, wholly held inside the PRC. As of June 30, 2022, the Company had a total of $234,291 in cash and cash equivalents, which is wholly held inside the PRC.

Note 4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Accounts receivable- third parties	$530,157	$1,094,007
Accounts receivable- related parties	2,161,274	254,484
Less: allowance for doubtful accounts	(348,802)	(140,388)
Accounts receivable, net	$2,342,629	$1,208,103

For the years ended June 30, 2023 and 2022, the Company recorded allowance for doubtful accounts for $348,802 and $140,388, respectively.

The Company subsequently collected outstanding an accounts receivable balance of $2,298,291 for the year ended June 30, 2023 as of March 27, 2024.

Changes of allowance for doubtful accounts are as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$140,388	$—
Provision for allowance of doubtful debt	208,414	140,388
Ending balance	$348,802	$140,388

F-17

Note 5. Inventories, net

Inventories, net, consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Finished goods	$99,237	$105,444
Total inventories	$99,237	$105,444

For the years ended June 30, 2023 and 2022, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Note 6. Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Advance payment to suppliers:
- Third parties	$209,219	$90,802
- Related parties	252,666	448,052
VAT receivables	136,982	74,607
Amounts due from third parties	358,556	388,170
Interest receivables	85,547	73,592
Security deposit and others	10,297	19,262
Prepayments and other current assets	$1,053,267	$1,094,485
Less: allowance for doubtful accounts	(11,020)	(2,597)
Prepayments and other current assets, net	$1,042,247	$1,091,888

The Company subsequently collected outstanding amounts due from third parties of $358,556 on March 25, 2024.

For the years ended June 30, 2023 and 2022, the Company recorded allowance for advance to suppliers for $11,020 and $2,597, respectively.

Changes of allowance for doubtful accounts are as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$2,597	$—
Provision for allowance of doubtful debt	8,423	2,597
Ending balance	$11,020	$2,597

Note 7. Plant and equipment, net

Plant and equipment, net consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Machinery equipment	$7,488	8,107
Electronic equipment	32,429	19,061
Vehicles	144,387	156,312
Office equipment	15,890	16,025
Subtotal	$200,194	$199,505
Less: accumulated depreciation	(104,517)	(68,152)
Total	$95,677	$131,353

Depreciation expenses for the years ended June 30, 2023 and 2022 amounted to $43,344 and $41,595, respectively.

F-18

Note 8. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Software	$36,270	$39,265
Software copyright	2,413	2,613
Trademark	331	358
Intangible assets	$39,014	$42,236
Less: accumulated amortization	(28,342)	(26,459)
Intangible assets, net	$10,672	$15,777

Amortization expenses were $4,068 and $4,748 for the years ended June 30, 2023 and 2022, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2024	$4,068
Fiscal year 2025	4,068
Fiscal year 2026	2,535
Total	$10,672

Note 9. Accounts payable

Accounts payable consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Account payable- third parties	$713,727	$211,950
Account payable- related parties	225,319	180,138
Total accounts payable	$939,046	$392,088

Note 10. Contract liabilities

Contract liabilities consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Advance from customers	$236,351	$73,686
Total contract liabilities	$236,351	$73,686

F-19

Note 11. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Payroll Payable	$13,466	$17,958
VAT payable	26,823	183
Other tax payables	18,447	4,412
Total	$58,736	$22,553

Other tax payables mainly consist of city construction taxes payable, local education fund payable, education added taxes payable and stamp duty payable.

Note 12–- Operating leases as lessee

Effective on July 1, 2020, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Financial position for reporting periods beginning on or after July 1, 2020, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

As of June 30, 2023 and 2022, the remaining lease term was an average of 4.04 years and 5.04 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.75% per annum and 4.75% per annum as of June 30, 2023 and 2022, respectively.

Amounts recognized in the consolidated balance sheet:

	As of June 30, 2023	As of June 30, 2022
Right-of-use assets	$365,649	$476,224

Lease liabilities, current	82,628	82,872
Lease liabilities, non-current	234,589	343,415
Total lease liabilities	$317,217	$426,287

A summary of lease cost is as follows:

	As of June 30, 2023	As of June 30, 2022
Amortization of right-of-use assets	$74,243	$—
Interest of lease liabilities	130,597	—

F-20

The following table presents maturity of lease liabilities as of June 30, 2023:

Twelve months ending June 30,	Minimum lease payment
2024	$96,865
2025	99,288
2026	101,710
2027	50,855
Total future minimum lease payments	$348,718
Less: imputed interest	(31,501)
Present value of operating lease liabilities	$317,217

Note 13. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and Mountain&Sea Investment&Holding Co., Ltd is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to 2,000,000 Hong Kong dollars, and 16.5% on any part of assessable profits over 2,000,000 Hong Kong dollars.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

The provision for income tax consisted of the following:

	For the year ended June 30
	2023	2022
Current income tax expenses	$453,854	$428,905
Deferred income benefits	(40,512)	(4,891)
Total income tax expenses	$413,342	$424,014

F-21

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	For the year ended June 30
	2023	2022
Income before income tax expenses	$1,650,715	$1,662,721
Income tax computed at statutory EIT rate (25%)	412,679	415,680
Effect of other non-deductible expenses	663	8,334
Current income tax expenses	$413,342	$424,014

The significant components of deferred tax assets were as following:

	As of June 30, 2023	As of June 30, 2022
Deferred tax assets	$57,536	$20,230
Total deferred tax assets	$57,536	$20,230

The Company’s taxes payable consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Income tax payable	$67,187	$26,635
Other tax payables	45,270	4,595
Total tax payable	$112,457	$31,230

Other tax payables mainly consist of VAT payable, city construction tax payable, stamp tax payable, and education fund payable.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

Note 14. Equity

Ordinary Shares

The Company is authorized to issue 475,350,000 Class A Ordinary Shares with par value of $0.0001 each and 24,650,000 Class B Ordinary Shares with par value of $0.0001 each.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of June 30, 2023 and 2022, the balance of the required statutory reserves was $279,813 and $156,075, respectively.

F-22

Note 15. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of June 30, 2023 and 2022, amounts restricted were the paid-in-capital and statutory reserve of the PRC entities, which amounted to $282,713 and $158,975, respectively.

Note 16. Customer and supplier concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

As of June 30, 2023, one customer accounted for approximately 63% of the Company’s total revenue.

As of June 30, 2022, one customer accounted for approximately 34% of the Company’s total revenue.

As of June 30, 2023, two customers accounted for approximately 80% and 12% of the Company’s total accounts receivable, respectively.

As of June 30, 2022, five customers accounted for approximately 20%, 20%, 19%, 17% and 14% of the Company’s total accounts receivable, respectively.

The loss of any significant customers or the failure to attract new customers could have a material adverse effect on the Operating Entity’s business, and the Company’s consolidated results of operations and financial condition.

As of June 30, 2023, two suppliers accounted for approximately 23% and 11% of the Company’s total purchase, respectively.

As of June 30, 2022, three suppliers accounted for approximately 39%, 18% and 13% of the Company’s total purchase, respectively.

As of June 30, 2023, two suppliers accounted for approximately 22% and 15% of the Company’s total accounts payable, respectively.

As of June 30, 2022, two suppliers accounted for approximately 43% and 34% of the Company’s total accounts payable, respectively.

The loss of any significant suppliers could have a material adverse effect on the Company’s business, and the Company’s consolidated results of operations and financial condition.

Note 17. Related party transactions

1)	Nature of relationships with related parties

Name	Relationship with the Company
Xiong Xiong	Concert Party Legal person of Xian from November 11, 2023 to present
Weng Jie	Legal person of Xian from July 1, 2015 to November 11, 2023
Shanghai Mountain&Sea Investment Group Co., Ltd. (Shanghai Mountain&Sea Investment)	100% equity interest owned by Xiong Xiong
Hangzhou Mountain&Sea Tourism Co., Ltd. (Hangzhou Mountain&Sea Tourism)	100% equity interest owned by Xiong Xiong
Zhejiang Mountain&Sea Enterprise Management Service Co., Ltd. (Zhejiang Mountain&Sea Enterprise Management)	100% equity interest owned by Shanghai Mountain&Sea Investment
Zhejiang Mountain&Sea Tourism Development Co., Ltd. (Zhejiang Mountain&Sea Tourism)	100% equity interest owned by Shanghai Mountain&Sea Investment
Zhejiang Mountain&Sea Happy-Town Health Service Co., Ltd. (Zhejiang Mountain&Sea Happy-Town)	100% equity interest owned by Shanghai Mountain&Sea Investment
Anji Mountain&Sea Real Estate Development Co., Ltd. (Anji Mountain&Sea Real Estate)	100% equity interest owned by Shanghai Mountain&Sea Investment
Huzhou Mountain&Sea Happy-Bay Health Hotel Co., Ltd. (Huzhou Mountain&Sea Happy-Bay)	100% equity interest owned by Shanghai Mountain&Sea Investment
Anhui Mountain&Sea Health Industry Development Co., Ltd. (Anhui Mountain&Sea Health Industry)	100% equity interest owned by Shanghai Mountain&Sea Investment
Hangzhou Nanhe Food Co., Ltd. (Hangzhou Nanhe Food)	Legal Person is Weng Jie

2) Related parties balances

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Due to related parties	Zhejiang Mountain&Sea Tourism	$50,751	$59,452
	Shanghai Mountain&Sea Investment	—	27,889
	Hangzhou Nanhe Food	—	1,173
Total due to related parties		$50,751	$88,514

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Accounts payable- related parties	Hangzhou Mountain&Sea Tourism	$206,360	$166,966
	Zhejiang Mountain&Sea Tourism	—	13,142
	Anhui Mountain&Sea Health Industry	2,641	30
	Huzhou Mountain&Sea Happy-Bay	16, 318	—
Total accounts payable- related parties		$225,319	$180,138

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Advance to suppliers- related parties	Zhejiang Mountain&Sea Tourism	$78,235	$52,603
	Anji Mountain&Sea Real Estate	50,147	48,762
	Zhejiang Mountain&Sea Happy-Town	—	16,148
	Hangzhou Mountain&Sea Tourism	109,368	317,313
	Huzhou Mountain&Sea Happy-Bay	14,916	13,226
Total advance to suppliers- related parties		$252,666	$448,052

F-23

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Due from related party	Weng Jie	$1,379	$—
Total due from related party		$1,379	$—

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Accounts receivable- related parties	Zhejiang Mountain&Sea Enterprise Management	$2,161,274	$254,484
Total accounts receivable- related parties		$2,161,274	$254,484

3) Related party transactions

For the years ended June 30, 2023 and 2022, the Company generated revenue from related parties in the amount of $4,770,221 and $2,617,445, respectively.

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Revenue	Zhejiang Mountain&Sea Enterprise Management	$4,741,175	$2,391,619
	Anji Mountain&Sea Real Estate	29,046	—
	Shanghai Mountain&Sea Investment	—	5,569
	Zhejiang Mountain&Sea Happy-Town	—	7,558
	Xiong Xiong	—	220,257
Total		$4,770,221	$2,617,445

F-24

For the years ended June 30, 2023 and 2022, the Company purchased from related parties in the amount of $1,593,423 and $1,994,425, respectively.

Accounts	Name of related parties	As of June 30, 2023	As of June 30, 2022
Purchase	Zhejiang Mountain&Sea Tourism	$295,061	$1,415,361
	Huzhou Mountain&Sea Happy-Bay	300,363	191,309
	Hangzhou Mountain&Sea Tourism	968,299	380,252
	Anji Mountain&Sea Real Estate	6,256	1,867
	Anhui Mountain&Sea Health Industry	23,444	29
	Shanghai Mountain&Sea Investment	—	1,115
	Zhejiang Mountain&Sea Happy-Town	—	4,492
Total		$1,593,423	$1,994,425

Note 18. Commitments and contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 19. Subsequent events

The Company has evaluated subsequent events through March 27, 2024, the date the financial statements were issued and filed with the SEC. Based on the Company’s evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements.

F-25

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

The Company’s previous authorized share capital was 500,000,000 ordinary shares of a nominal or par value of $0.0001. On September 27, 2022 and February 2, 2024, the Company issued 10,000 ordinary shares and 90,000 ordinary shares, respectively, at par value of $0.0001 each, to all then existing shareholders. All shareholders were BVI incorporated entities.

On September 27, 2022, initially one ordinary share was issued to Sertus Nominees (Cayman) Limited, and then transferred to X&S Investment&Holding Co., Ltd and 9,999 ordinary shares were issued to X&S Investment&Holding Co., Ltd. At that time X&S Investment&Holding Co., Ltd held 10,000 ordinary shares which comprised of 100% of the shareholding of the Company. On February 2, 2024, the Company issued 75,000 ordinary shares to X&S Investment&Holding Co., Ltd. and 15,000 ordinary shares to X&M Investment&Holding Co., Ltd. As a result X&S Investment&Holding Co., Ltd currently holds 85,000 ordinary shares (85% shareholding) and X&M Investment&Holding Co., Ltd holds 15,000 ordinary shares (15% shareholding).

II-1

On March 22, 2024, our shareholders approved, among other things, an adjustment to our authorized share capital and the adoption of a dual-class share structure through reclassification of our ordinary shares, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company. As a result of the share reclassification, the Company’s authorized share capital consisting of 500,000,000 ordinary shares, par value $0.0001 per share, was thus reclassified into (i) 475,350,000 Class A Ordinary Shares with a par value of $0.0001 per share; and (ii) 24,650,000 Class B Ordinary Shares with a par value of $0.0001 per share, with details as below:

(i) 85,000 ordinary shares in the Company held by X&S Investment&Holding Co., Ltd were reclassified as 85,000 Class B Ordinary Shares; and

(ii) the remaining ordinary shares held by the other shareholders of the Company were reclassified as Class A Ordinary Shares.

On March 22, 2024, our shareholders approved, among other things, to issue 4,335,000 Class A Ordinary Shares to X&M Investment&Holding Co., Ltd and 24,565,000 Class B Ordinary Shares to X&S Investment&Holding Co., Ltd.

As of the date of this prospectus, 29,000,000 ordinary shares were issued and outstanding, of which 24,650,000 were Class B Ordinary Shares and 4,350,000 were Class A Ordinary Shares, as shown in below table:

Shareholder	Current Holding*	Percentage of Ownership
X&S Investment&Holding Co., Ltd	__ 24,650,000 Class B Ordinary Shares	85%
X&M Investment&Holding Co., Ltd	__________4,350,000 Class A Ordinary Shares	15%
Total Shareholding	__________29,000,000 Ordinary Shares	100.0000%

 ____________

* Each Class B Ordinary Share is entitled to a voting power of ten (10) votes. Each Class A Ordinary Share is entitled to a voting power of one vote.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

II-2

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association, as amended by special resolution dated 22 March 2024, of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as in effect immediately prior to the completion of this offering

4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Class A Ordinary Shares being registered

5.2*	Opinion of Beijing Yongxing Law Firm regarding certain PRC law matters

8.1*	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Beijing Yongxing Law Firm regarding certain PRC tax matters

10.1*	Form of Employment Agreement between the Registrant and its Chief Executive Officer

10.2*	Form of Independent Director Agreement

10.3*	English translation of the Office Lease Agreement between Hangzhou Xi’an Industrial Co., Ltd. and Hangzhou Xin Wen Xin Library Co., Ltd.

14.1*	Code of Business Conduct and Ethics of the Registrant

21.1**	List of Subsidiaries of Mountain&Sea Health Inc.

23.1*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

23.3*	Consent of Beijing Yongxing Law Firm (included in Exhibit 5.2)

24.1*	Power of Attorney (included on signature page)

99.1*	Consent of Yu Qin to Act as Independent Director

99.2*	Consent of Xiongying Zhu to Act as Independent Director

99.3*	Consent of Kun-lin Liu to Act as Independent Director

99.4*	Audit Committee Charter

99.5*	Compensation Committee Charter

99.6*	Nominating Committee Charter

99.7*	Form of Clawback Policy

107*	Filing Fee Table

*	To be filed by amendment.

**	Filed herewith.

#	Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on       , 2024.

Mountain&Sea Health Inc.

By:
Name:	Xiong Xiong
Title:	Chief Executive Officer and Director

II-5

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Xiong Xiong and Yuyan Wang as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Xiong Xiong	Chief Executive Officer and Director (principal executive officer)

Name: Yuyan Wang	Chief Financial Officer (principal financial and principal accounting officer)

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [__________________________________], has signed this registration statement or amendment thereto in New York, New York, United States on    , 2024.

Cogency Global Inc. Authorized U.S. Representative

By:
Name:
Title:

II-6